Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-278309

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders of Frontier Community Bank:

You are cordially invited to attend a special meeting of shareholders of Frontier Community Bank (“Frontier”) to be held at 10:00 a.m. Eastern time, on May 28, 2024 at Frontier’s headquarters office located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia. At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger, dated January 23, 2024 (the “merger agreement”) by and among National Bankshares, Inc. (“National Bankshares”), The National Bank of Blacksburg (“NBB”) and Frontier. Pursuant to the merger agreement, Frontier will be merged with and into NBB, with NBB as the surviving bank (the “merger”).

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Frontier common stock will be converted into the right to receive, at the holder’s election, either:

•	$14.48 in cash (the “cash consideration”);

•	0.4250 shares of National Bankshares common stock (the “stock consideration”); or

•	a combination of the cash consideration and stock consideration.

You may also choose to make no election, in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election.

You will have the opportunity to elect the form of consideration to be received for all shares of Frontier common stock held by you, subject to allocation and proration procedures set forth in the merger agreement and described in this proxy statement/prospectus. These allocation procedures are intended to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive the stock consideration and 10% of the outstanding shares of Frontier common stock will be converted into the right to receive the cash consideration. National Bankshares has the right to increase the 90% limit for the stock consideration if Frontier shareholders elect stock in excess of such limit. The form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described in this proxy statement/prospectus and the choices of other Frontier shareholders, and may be different from what you elect.

The stock consideration will not be adjusted to reflect any stock price changes prior to completion of the merger. As a result, the market value of the stock consideration that you may receive will fluctuate with the market price of National Bankshares common stock and will not be known at the time you vote on the merger. Based on the closing sale price of National Bankshares common stock on the Nasdaq Capital Market on January 23, 2024 ($32.22), the last trading day before public announcement of the merger, the stock consideration represented approximately $13.69 in value for each share of Frontier common stock, or approximately $16.7 million on an aggregate basis. Based on the closing sale price of National Bankshares common stock on the Nasdaq Capital Market on April 9, 2024, the last trading day before the date of this proxy statement/prospectus, the stock consideration represented approximately $13.24 in value for each share of Frontier common stock, or approximately $16.1 million on an aggregate basis. We urge you to obtain current market quotations for National Bankshares common stock, which is listed on the Nasdaq Capital Market (trading symbol “NKSH”).

Based on the number of shares of Frontier common stock outstanding as of March 25, 2024, and assuming that 90% of Frontier’s shares will be converted into the stock consideration and 10% of Frontier’s shares will be converted into the cash consideration, National Bankshares expects to issue 465,125 shares of common stock in the aggregate upon completion of the merger, with current National Bankshares shareholders owning approximately 92.7% of National Bankshares’ outstanding common stock and former holders of Frontier common stock owning approximately 7.3% of National Bankshares’ outstanding common stock. If all Frontier shareholders elect to receive the stock consideration, and if National Bankshares agrees to waive the cash consideration, then National Bankshares may issue a maximum of 516,806 shares of common stock in the aggregate upon completion of the merger.

Your vote is very important. Approval of the merger agreement requires the affirmative vote by holders of more than two-thirds of the outstanding shares of Frontier common stock.

Based on our reasons for the merger described in this proxy statement/prospectus, our board of directors unanimously determined that the merger is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.

This document, which serves as a proxy statement for the special meeting of Frontier and as a prospectus for the shares of National Bankshares common stock to be issued to Frontier shareholders in the merger, describes the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read this entire document carefully, including the considerations discussed under “Risk Factors,” beginning on page 15, and the appendices to this proxy statement/prospectus, which include the merger agreement.

Whether or not you plan to attend the special meeting, it is important that your shares be represented at the meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card. Even if you return the proxy card, you may attend the special meeting and vote your shares in person.

We appreciate your continuing loyalty and support.

Sincerely,

Alan J. Sweet
President and Chief Executive Officer Frontier Community Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either National Bankshares or Frontier, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated April 10, 2024 and is first being mailed to Frontier shareholders on or about April 15, 2024.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on May 28, 2024

A special meeting of shareholders of Frontier Community Bank (“Frontier”) will be held at 10:00 a.m. Eastern time, on May 28, 2024 at Frontier’s headquarters office, located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia, for the following purposes:

1.

To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated January 23, 2024 (the “merger agreement”), by and among National Bankshares, Inc., The National Bank of Blacksburg (“NBB”) and Frontier, pursuant to which Frontier will merge with and into NBB, as more fully described in the accompanying proxy statement/prospectus (the “merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

2.

To consider and vote on a proposal to adjourn the meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the merger proposal (the “adjournment proposal”).

3.	To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only holders of record of Frontier common stock at the close of business on March 25, 2024, are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

The Frontier board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Please promptly vote by completing, signing, dating and returning the enclosed proxy card, whether or not you plan to attend the special meeting. If you attend the meeting in person, you may revoke your proxy card and vote your shares in person. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You are entitled to dissent to the merger and receive payment for your shares under 12 U.S.C. § 215a. Any shareholder who wishes to exercise dissenters’ appraisal rights must strictly comply with the procedures set forth in 12 U.S.C. § 215a, a copy of which is included as Appendix B to the accompanying proxy statement/prospectus. A description of these procedures is included in the section entitled “The Merger — Dissenters’ Appraisal Rights” in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Faith-Hannah Huggins
Corporate Secretary
Frontier Community Bank

April 10, 2024

ADDITIONAL INFORMATION

This proxy statement/prospectus is part of a registration statement filed by National Bankshares with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) that registers the shares of National Bankshares common stock to be issued to shareholders of Frontier in the merger. The registration statement, including the attached exhibits, contains additional relevant information about National Bankshares and its common stock, Frontier and the combined company. The rules and regulations of the SEC allow National Bankshares to omit some information included in the registration statement from this proxy statement/prospectus. See “Where You Can Find More Information” on page 86.

The SEC maintains an Internet website that contains information about issuers, like National Bankshares, that file electronically with the SEC. The address of that site is www.sec.gov. National Bankshares is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with those requirements, files reports and proxy statements with the SEC. You may inspect and obtain copies of these reports and proxy statements and other information on the SEC’s website at the address set forth above.

National Bankshares’ website is www.nationalbankshares.com. National Bankshares will make available on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such materials with, or furnishes them to, the SEC. The information on National Bankshares’ website is not a part of, and is not incorporated into, this proxy statement/prospectus. Frontier’s website is www.frontiercommunitybank.com. The information on Frontier’s website is not a part of, and is not incorporated into, this proxy statement/prospectus.

Additional information about National Bankshares may be obtained by directing a request to National Bankshares, Inc., 101 Hubbard Street, P.O. Box 90002, Blacksburg, Virginia 24062, Attn.: Corporate Secretary, or by calling (540) 951-6300, and additional information about Frontier may be obtained by directing a request to Frontier Community Bank, 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, Attention: Corporate Secretary, or by calling (540) 213-1200.

You may obtain more information about the merger and proxy materials by contacting Frontier’s proxy solicitor, Regan & Associates, Inc., by calling (800) 737-3426 or by writing to Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, Attention: Artie Regan.

To receive timely delivery of documents in advance of the special meeting, please make your request no later than May 20, 2024.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April 10, 2024, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated into this proxy statement/prospectus by reference to another document is accurate only as of the date of such other document. Neither the mailing of this proxy statement/prospectus to Frontier shareholders nor the issuance by National Bankshares of shares of National Bankshares common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding National Bankshares has been provided by National Bankshares and information contained in this proxy statement/prospectus regarding Frontier has been provided by Frontier.

i

Unless otherwise specified in this proxy statement/prospectus or the context otherwise requires:

•	National Bankshares, Inc. is referred to as “National Bankshares”

•	The National Bank of Blacksburg, the wholly-owned bank subsidiary of National Bankshares, is referred to as “NBB”

•	Frontier Community Bank is referred to as “Frontier”

•	the merger of Frontier with and into NBB, with NBB as the surviving bank, is referred to as the “merger”

•

the Agreement and Plan of Merger, dated January 23, 2024, by and among National Bankshares, NBB and Frontier, is referred to as the “merger agreement,” a copy of which is attached as Appendix A to this proxy statement/prospectus

•

the effective date and time of the merger set forth on the certificate of merger issued by the Virginia SCC (defined below) effecting the merger are referred to collectively as the “effective time” of the merger

•	the proposal to approve the merger agreement is referred to as the “merger proposal”

•

the proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the merger proposal is referred to as the “adjournment proposal”

•	the special meeting of shareholders of Frontier is sometimes referred to as the “special meeting”

•	the State Corporation Commission of the Commonwealth of Virginia is referred to as the “Virginia SCC”

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the special meeting and the merger. They may not include all of the information that is important to Frontier shareholders. We urge shareholders to read carefully this proxy statement/prospectus, including the appendices and the other documents referred to herein.

Q:	What is the merger?

A:

National Bankshares, NBB and Frontier have entered into the merger agreement whereby Frontier will merge with and into NBB, with NBB being the surviving bank. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

Q:	Why do National Bankshares (through NBB) and Frontier want to merge?

A:

The proposed merger will provide National Bankshares access to new markets more centrally located in Virginia. The Frontier shareholders are expected to benefit from the size and strength of the combined company, and the more active trading market for National Bankshares common stock. To review the reasons for the merger in more detail, see “The Merger – National Bankshares’ Reasons for the Merger” beginning on page 32 and “The Merger – Frontier’s Reasons for the Merger; Recommendation of the Frontier Board of Directors” beginning on page 29.

Q:	What will I receive in the merger?

A:

You will have the opportunity to elect to receive cash or National Bankshares common stock, or a combination of cash and National Bankshares common stock, for your shares of Frontier common stock, subject to allocation and proration procedures set forth in the merger agreement and described in this proxy statement/prospectus. As a result of the merger, you will be entitled to receive, at your election, either (i) $14.48 in cash (the “cash consideration”), (ii) 0.4250 shares of National Bankshares common stock (the “stock consideration”) or (iii) a combination of the cash consideration and stock consideration, in exchange for each share of Frontier common stock. We sometimes refer to the cash consideration and the stock consideration to be received by Frontier shareholders as the “merger consideration” unless the context otherwise requires. You may also choose to make no election, in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election.

The allocation and proration procedures are intended to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive shares of National Bankshares common stock and 10% of the outstanding shares of Frontier common stock will be converted into the right to receive cash. Because of these procedures, the actual allocation of National Bankshares common stock and/or cash you receive will depend on the elections of other Frontier shareholders and may be different from what each Frontier shareholder elects. For more information, see “The Merger Agreement – Allocation Procedures” on page 50.

The stock consideration will not be adjusted to reflect price changes in National Bankshares common stock prior to the closing of the merger.

Q:	How do I elect the form of consideration that I prefer?

A:

You will receive a separate mailing that will allow you to make an election to receive the stock consideration, cash consideration, a mixture thereof, or to indicate that you have no preference (no election). These forms must be returned separately no later than the deadline stated in the election materials. If you hold your shares in “street name” through a bank, broker or other nominee, then your bank, broker or nominee will separately provide instructions for making your election with respect to such shares. For more information, see “The Merger Agreement – Merger Consideration” on page 48, “– Cash or Stock Election” on page 49 and “ – Allocation Procedures” on page 50.

Q:	Why am I receiving these materials?

A:

These materials describe the proposed merger between NBB and Frontier. Because you are a shareholder of Frontier, you are being asked to vote on the merger proposal and approve the merger agreement. We are sending you these materials to solicit your proxy and help you decide how to vote your shares of Frontier common stock at the special meeting.

Q:	In addition to the merger proposal, what else are the Frontier shareholders being asked to vote on?

A:

In addition to the merger proposal, Frontier is soliciting proxies from its shareholders with respect to a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

Q:	How does the Frontier board of directors recommend that the Frontier shareholders vote?

A:	The Frontier board of directors unanimously recommends that the Frontier shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Q:	What do I need to do now to vote my shares?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. If you hold your shares in your name as a shareholder of record, please complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, please direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the special meeting. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a legal proxy form from the institution that holds their shares.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me if I do not provide instructions on how to vote my shares?

A:

No. Your broker or other nominee does not have authority to vote on the merger proposal or the adjournment proposal if you do not provide instructions to it on how to vote. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q:	When and where is the special meeting of shareholders?

A:

The special meeting of shareholders of Frontier will be held at 10:00 a.m. Eastern time, on May 28, 2024 at Frontier’s headquarters office, located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia. All holders of Frontier common stock as of the record date for the special meeting (March 25, 2024), or their duly appointed proxies, may attend the special meeting.

Q:	What vote is required to approve each proposal at the special meeting?

A:	The merger proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Frontier common stock entitled to vote on the proposal.

The adjournment proposal requires the affirmative vote of a majority of the shares voted on the proposal, whether or not a quorum is present.

Q:	Why is my vote as a holder of Frontier common stock important?

A:

If you do not vote your shares of Frontier common stock, it will be more difficult for Frontier to obtain the necessary quorum to hold its special meeting. In addition, approval of the merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Frontier common stock entitled to vote at the special meeting. If you do not vote your shares by proxy or in person, the effect will be the same as a vote against the merger proposal.

The Frontier board of directors unanimously recommends that you vote “FOR” the merger proposal. Further, due to the importance of the vote to approve the merger proposal, Frontier is also seeking authority from shareholders through the adjournment proposal to grant authority to the board of directors to adjourn the special meeting to temporarily delay the meeting to provide time for management to solicit additional proxies in the event there are insufficient votes to approve the merger proposal.

Q:	What if I do not vote on the merger proposal?

A:

If you fail to vote or fail to instruct your broker or other nominee how to vote on the merger proposal, your failure to vote will have the same effect as a vote against the merger proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the merger proposal. If you are a holder of record of common stock and you sign and return your proxy card but do not indicate how you want to vote on the merger proposal, your proxy will be counted as a vote in favor of the merger proposal.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. If you are a holder of record of common stock, you may change your vote at any time before your proxy is voted at the special meeting. You may do this in any of the following ways:

•	by sending a notice of revocation to Frontier’s corporate secretary;

•	by timely sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the special meeting and voting in person; your attendance alone will not revoke any proxy.

If you choose one of the first two methods, your notice or new proxy must be actually received before the voting takes place at the special meeting.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for information on how to change your vote.

Q:	Who may solicit proxies on Frontier’s behalf?

A:

Frontier’s directors and employees are soliciting proxies by mail and may also solicit proxies personally and by telephone, facsimile or other means. Frontier has also retained Regan & Associates, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee, to be paid by Frontier, not to exceed $9,000, including expenses. The cost of printing and mailing proxies will be borne by Frontier. For more information on solicitation of proxies in connection with the special meeting, see “The Special Meeting – Solicitation of Proxies” beginning on page 23.

Q:	How are the directors of Frontier going to vote in the merger?

A:

Each of Frontier’s directors and executive officers has entered into a support and non-competition agreement with National Bankshares and Frontier (each, a “support agreement”), pursuant to which each director and executive officer has agreed to vote all shares of Frontier common stock over which he or she exercises sole rights of voting and disposition in favor of the merger proposal. As of March 25, 2024, the record date for the special meeting, directors and executive officers of Frontier owned and are entitled to vote 119,356 shares of Frontier common stock, or approximately 9.8% of the total voting power of the shares of Frontier common stock outstanding on that date, of which 112,606 shares or approximately 9.3% of the total voting power of the shares of Frontier common stock outstanding on that date are subject to a support agreement.

Q:	What are the material U.S. federal income tax consequences of the merger to Frontier shareholders?

A:

The merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, holders of Frontier common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Frontier common stock solely for National Bankshares common stock in the merger. A holder of Frontier common stock who receives a combination of cash and National Bankshares common stock will generally not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of (i) the excess, if any, of the sum of the cash received and the fair market value of the shares of National Bankshares common stock received pursuant to the merger over that shareholder’s adjusted tax basis in the shares of Frontier common stock surrendered by that shareholder, or (ii) the amount of cash received by that shareholder in exchange for their shares of Frontier common stock pursuant to the merger. A holder of Frontier common stock who receives solely cash pursuant to the merger or who receives solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of Frontier common stock exchanged therefor. For further information, see the section entitled “Material U.S. Federal Income Tax Consequences.”

The material U.S. federal income tax consequences described above may not apply to all holders of Frontier common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Do I have dissenters’ or appraisal rights?

A:

Yes. Pursuant to the National Bank Act, you may dissent from the merger and elect to receive a cash payment for the appraised value of your dissenting shares. In order to perfect dissenters’ appraisal rights, you must comply with the provisions of federal law, which include voting against the merger or giving notice in writing at or before the special meeting to the presiding officer that you dissent from the merger, and confirming your intent to dissent from the merger within 30 days after completion of the merger. See “The Merger — Dissenters’ Appraisal Rights” beginning on page 46. However, it is a condition to closing the merger that not more than 10% of the shares of Frontier common stock constitute dissenting shares with respect to the merger, unless waived by National Bankshares and NBB. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 53.

Q:	If I am a Frontier shareholder with shares represented by stock certificates, should I send in my Frontier stock certificates now?

A:

No. Please do not send your stock certificates with your proxy card. You will receive written instructions from National Bankshares’ exchange agent, Computershare, Inc. (the “exchange agent”), on how to exchange your Frontier stock certificates for shares of National Bankshares common stock and/or the cash consideration, along with cash in lieu of any fractional shares of National Bankshares common stock.

Q:	What should I do if my Frontier stock certificate has been lost, stolen or destroyed?

A:

If your Frontier stock certificate has been lost, mutilated, stolen or destroyed, you may provide an affidavit of that fact and post a bond in such amount as the exchange agent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate. Upon receipt of such affidavit and bond, the exchange agent shall issue the merger consideration in exchange for such lost, mutilated, stolen, or destroyed certificate.

Q:	What should I do if I hold my shares of Frontier common stock in book-entry form?

A:

The exchange agent will mail written instructions on how to exchange your shares of Frontier common stock held in book-entry form for shares of National Bankshares common stock and/or your check for the cash consideration and cash in lieu of any fractional shares of National Bankshares common stock.

Q:	Will the merger affect outstanding shares of National Bankshares common stock?

A:

No. National Bankshares shareholders will continue to own their existing shares of National Bankshares common stock. Each share of National Bankshares common stock will continue to represent one share of National Bankshares common stock following the merger.

Q:	When do you expect to complete the merger?

A:

National Bankshares and Frontier currently expect to complete the merger in the second quarter of 2024. However, they cannot assure you when or if the merger will occur. National Bankshares and Frontier must, among other things, obtain the approval of the Frontier shareholders at the special meeting and required regulatory approvals described below in “The Merger Agreement – Conditions to Completion of the Merger” and “The Merger – Regulatory Approvals” beginning on pages 53 and 45, respectively.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of Frontier common stock will retain their Frontier common stock and will not receive any consideration for their shares in connection with the merger. Instead, Frontier will remain an independent bank. In addition, in certain circumstances, a termination fee may be required to be paid by Frontier to National Bankshares. See “The Merger Agreement – Termination of the Merger Agreement” and “The Merger Agreement – Termination Fee” beginning on pages 59 and 60, respectively, for a complete discussion of the circumstances under which a termination fee would be required to be paid.

Q:	What happens if I sell or transfer ownership of shares of Frontier common stock after the record date for the special meeting?

A:

The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you sell or transfer ownership of your shares of Frontier common stock after the record date for the special meeting, but prior to completion of the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of Frontier common stock.

Q:	Who should I contact if I have any questions about the proxy materials or voting?

A:

If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact Frontier’s corporate secretary by calling (540) 213-1200 or by writing to Frontier Community Bank, 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, Attention: Corporate Secretary. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Frontier’s proxy solicitor, by calling (800) 737-3426 or by writing to Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, Attention: Artie Regan.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. We urge you to read carefully the proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to understand fully the merger and related matters. See “Where You Can Find More Information” beginning on page 86. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Merger (pages 70 and 71)

National Bankshares, Inc. National Bankshares, headquartered in Blacksburg, Virginia, is a financial holding company and registered bank holding company incorporated under the laws of the Commonwealth of Virginia. National Bankshares conducts most of its operations through its wholly-owned community bank subsidiary, The National Bank of Blacksburg. National Bankshares also owns National Bankshares Financial Services, Inc., which does business as National Bankshares Insurance Services and National Bankshares Investment Services, and provides non-deposit investment and insurance products to customers. As of December 31, 2023, National Bankshares had total consolidated assets of approximately $1.66 billion, total consolidated loans of approximately $857.18 million, total consolidated deposits of approximately $1.50 billion, and consolidated shareholders’ equity of approximately $140.52 million. The common stock of National Bankshares is traded on the Nasdaq Capital Market under the symbol “NKSH.”

The principal executive offices of National Bankshares are located at 101 Hubbard Street, Blacksburg, Virginia 24060, and its telephone number is (540) 951-6300. National Bankshares’ website can be accessed at www.nationalbankshares.com. Information contained on National Bankshares’ website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. Additional information about National Bankshares is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

The National Bank of Blacksburg. NBB is a national banking association that provides a full range of commercial and consumer banking services to customers through 24 full-service offices, primarily in southwest Virginia, and three loan production offices in Roanoke, Staunton and Charlottesville, Virginia. NBB, which also does business as National Bank, was originally chartered in 1891.

Frontier Community Bank. Frontier, headquartered in Waynesboro, Virginia, is a Virginia banking corporation incorporated under the laws of the Commonwealth of Virginia. Frontier offers traditional banking products to local retail consumers and businesses through three full-service banking offices in Waynesboro, Lynchburg and Staunton, Virginia, servicing those markets and the surrounding areas. Frontier is subject to regulation by the Federal Reserve and the Bureau of Financial Institutions of the Virginia SCC. As of December 31, 2023, Frontier had total assets of approximately $156.42 million, total loans of approximately $132.77 million, total deposits of approximately $126.99 million, and shareholders’ equity of approximately $15.73 million.

The principal executive offices of Frontier are located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, and its telephone number is (540) 932-9100. Frontier’s website can be accessed at www.frontiercommunitybank.com. Information contained on Frontier’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

The Merger (page 26)

The merger agreement provides for the merger of Frontier into NBB, with NBB being the surviving bank in the merger. The parties currently expect to complete the merger in the second quarter of 2024.

The merger agreement is attached to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Consideration to be Received in the Merger (page 48)

Pursuant to the terms of the merger agreement, as a result of the merger, each share of Frontier common stock issued and outstanding immediately before the effective time of the merger will be converted into the right to receive, at the election of the holder, either:

•	$14.48 in cash;

•	0.4250 shares of National Bankshares common stock; or

•	a combination of the cash consideration and stock consideration.

You may also choose to make no election, in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election.

The exchange ratio of 0.4250 shares of National Bankshares common stock in the stock consideration will not be adjusted to reflect stock price changes before the effective time of the merger. No fractional shares will be issued; instead cash will be paid for fractional shares.

Upon completion of the merger, each outstanding option to purchase shares of Frontier common stock, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment in an amount equal to the product of (i) the difference between (a) $14.48 and (b) the per share exercise price of such option and (ii) the number of shares of Frontier common stock subject to such option. If the exercise price is greater than or equal to $14.48, then the option will be cancelled without any payment.

Based on the closing sale price of National Bankshares common stock on the Nasdaq Capital Market on January 23, 2024 ($32.22), the last trading day before public announcement of the merger, the stock consideration represented approximately $13.69 in value for each share of Frontier common stock, or approximately $16.7 million on an aggregate basis. Based on the closing sale price of National Bankshares common stock on the Nasdaq Capital Market on April 9, 2024, the last trading day before the date of this proxy statement/prospectus, the stock consideration represented approximately $13.24 in value for each share of Frontier common stock, or approximately $16.1 million on an aggregate basis.

Based on the number of shares of Frontier common stock outstanding as of March 25, 2024, and assuming that 90% of Frontier’s shares will be converted into the stock consideration and 10% of Frontier’s shares will be converted into the cash consideration, National Bankshares expects that it will issue approximately 465,125 shares of National Bankshares common stock to the holders of Frontier common stock in the merger. At the completion of the merger, it is expected that there will be issued and outstanding approximately 6,358,907 shares of National Bankshares common stock, with current National Bankshares shareholders owning approximately 92.7% of National Bankshares’ outstanding common stock and former holders of Frontier common stock owning approximately 7.3% of National Bankshares’ outstanding common stock. If all Frontier shareholders elect to receive the stock consideration, and if National Bankshares agrees to waive the cash consideration, then National Bankshares may issue a maximum of 516,806 shares of common stock in the aggregate upon completion of the merger.

Cash or Stock Election (page 49)

An election form is being sent to you in a separate mailing so that you can indicate whether your preference is to receive cash, National Bankshares common stock or a combination of cash and National Bankshares common stock (a “mixed election”), in exchange for your shares of Frontier common stock, or whether you have no preference. The Frontier shares in these three categories are referred to herein as “stock election shares,” “cash election shares” and “no election shares.” The form of the consideration ultimately received by you will depend upon the election, allocation and proration procedures described below and the choices of other Frontier shareholders, and may be different from what you elect.

Allocation Procedures (page 50)

All elections by Frontier shareholders are subject to the allocation and proration procedures described in the merger agreement that are intended to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock and the remaining 10% of the outstanding shares of Frontier common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Frontier shareholders in the aggregate elect to receive stock consideration in exchange for more than 90% of the outstanding shares of Frontier common stock. These procedures are summarized below.

•

If stock consideration is oversubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is more than 90% of the outstanding shares of Frontier common stock, then each cash election share and no election share will be converted into the right to receive the cash consideration, and a sufficient number of shares from among the holders of stock election shares will be converted on a pro rata basis into cash election shares to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock (taking into account dissenting shares described under “The Merger – Appraisal Rights”). This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares. Notwithstanding the foregoing, National Bankshares has the right to increase the limit so that greater than 90% of the shares of Frontier common stock will be exchanged for shares of National Bankshares common stock (subject to the merger continuing to qualify for treatment as a reorganization within the meaning of Section 368(a) of the Code) and the remaining percentage of the shares of Frontier common stock will be exchanged for cash.

•

If stock consideration is undersubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is less than 90% of the outstanding shares of Frontier common stock, then each stock election share will be converted into the right to receive the stock consideration and a sufficient number of other shares will be converted into stock election shares, first from among the holders of no election shares and then, if necessary, from among the holders of cash election shares, on a pro rata basis, to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock. This proration will reflect the proportion that the number of no election shares of each holder of no election shares bears to the total number of no election shares and the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares, as the case may be.

The above-described allocation will be made by the exchange agent within 10 business days after the election deadline.

Dividend Information (page 68)

National Bankshares has historically paid a semi-annual cash dividend on shares of its common stock in the second and fourth quarters. National Bankshares does not currently intend to change its dividend strategy but has and will continue to evaluate that decision based on a review of earnings, growth, capital, applicable governmental regulations and policies, and such other factors that the National Bankshares board of directors considers relevant to the dividend decision process. Frontier does not currently pay a regular cash dividend on shares of its common stock.

Material U.S. Federal Income Tax Consequences (page 63)

The merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, holders of Frontier common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Frontier common stock solely for National Bankshares common stock in the merger. A holder of Frontier common stock who receives a combination of cash and National Bankshares common stock will generally not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of (i) the excess, if any, of the sum of the cash received and the fair market value of the shares of National Bankshares common stock received pursuant to the merger over that shareholder’s adjusted tax basis in the shares of Frontier common stock surrendered by that shareholder, or (ii) the amount of cash received by that shareholder in exchange for their shares of Frontier common stock pursuant to the merger. A holder of Frontier common stock who receives solely cash pursuant to the merger or who receives solely cash pursuant to a valid election of such holder’s appraisal rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and that shareholder’s adjusted basis in the shares of Frontier common stock exchanged therefor.

The U.S. federal income tax consequences described above may not apply to all Frontier shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see “Material U.S. Federal Income Tax Consequences” beginning on page 63.

The Frontier Board of Directors Unanimously Recommends that Frontier Shareholders Vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal (page 21)

The Frontier board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Frontier and its shareholders and has unanimously approved the merger agreement. The Frontier board of directors unanimously recommends that Frontier shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by Frontier’s board of directors in reaching its decision to approve the merger agreement, see “The Merger – Frontier’s Reasons for the Merger; Recommendation of the Frontier Board of Directors.”

Opinion of Frontier’s Financial Advisor (page 33)

On January 23, 2024, the Frontier board of directors received an oral opinion, which was confirmed in writing by delivery of the written opinion of the same date, from Performance Trust Capital Partners, LLC (“Performance Trust”), Frontier’s financial advisor, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Frontier common stock. The full text of Performance Trust’s written opinion is attached as Appendix C to this proxy statement/prospectus. Frontier shareholders should read the entire opinion carefully for a discussion of, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust in rendering its opinion.

Performance Trust’s opinion speaks only as of the date of the opinion. The opinion was directed to the Frontier board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Frontier as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger. Performance Trust’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Frontier common stock and does not address the underlying business decision of Frontier to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Frontier or the effect of any other transaction in which Frontier might engage.

Regulatory Approvals (page 45)

National Bankshares, NBB and Frontier cannot complete the merger without prior approval from the Bureau of Financial Institutions of the Virginia SCC (the “Virginia Bureau of Financial Institutions”) and the Office of the Comptroller of the Currency (the “OCC”). As of the date of this proxy statement/prospectus, National Bankshares and NBB have filed the required applications with the Virginia Bureau of Financial Institutions and the OCC seeking approval of the merger but have not yet received the required regulatory approvals. While National Bankshares, NBB and Frontier do not know of any reason why the parties cannot obtain the necessary regulatory approvals in a timely manner, the parties cannot be certain when or if the approvals will be received or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined bank after completion of the merger.

Conditions to Completion of the Merger (page 53)

National Bankshares’ and Frontier’s respective obligations to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	approval of the merger proposal by Frontier shareholders;

•	approval of the merger by the necessary federal and state regulatory authorities without the imposition of a burdensome condition (as defined in “The Merger – Regulatory Approvals”);

•	effectiveness of National Bankshares’ registration statement on Form S-4, of which this proxy statement/prospectus is a part;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	approval from the Nasdaq Stock Market for the listing on the Nasdaq Capital Market of the shares of common stock of National Bankshares to be issued in the merger;

•

the receipt by National Bankshares and Frontier from its respective outside legal counsel of a written legal opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement; and

•	no material adverse effect with respect to the other party shall have occurred.

In addition, National Bankshares’ obligation to complete the merger is subject to the satisfaction or waiver of the conditions set forth below:

•	the aggregate number of shares of Frontier common stock for which appraisal rights have been perfected shall not represent more than 10% of the outstanding shares of Frontier common stock.

Where the merger agreement and law permits, National Bankshares and Frontier could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. National Bankshares and Frontier cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Timing of the Merger (page 48)

National Bankshares and Frontier expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after shareholder approval is received at Frontier’s special meeting and all required regulatory approvals are received. We currently expect to complete the merger in the second quarter of 2024. However, it is possible that factors outside of either party’s control could require the parties to complete the merger at a later time or not to complete it at all.

Interests of Certain Frontier Directors and Executive Officers in the Merger (page 43)

In considering the recommendation of the Frontier board of directors, Frontier shareholders should be aware that Frontier’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Frontier shareholders generally. These interests include, among other things, appointment of a Frontier director to the boards of directors of National Bankshares and NBB, payments to certain of Frontier’s executive officers after their respective Frontier employment agreements are terminated in connection with the merger, continued employment of certain of Frontier’s executive officers with NBB following completion of the merger, acceleration of the vesting of stock options, and rights to indemnification and directors’ and officers’ liability insurance following the merger. The Frontier board of directors was aware of these interests and considered them, among other matters, in adopting the merger agreement and approving the transactions contemplated thereby and in determining to recommend to the Frontier shareholders that they vote to approve the merger proposal.

These interests are described in more detail in “The Merger – Interests of Certain Frontier Directors and Executive Officers in the Merger” beginning on page 43.

No Solicitation (page 57)

Frontier has agreed that, while the merger agreement is in effect, it will not, and will cause its officers, directors, employees, agents and representatives not to, directly or indirectly:

•

initiate, solicit, endorse or encourage any inquiries, proposals or offers with respect to any “acquisition proposal” (as defined in the merger agreement) (see “The Merger Agreement – No Solicitation” on page 57 for the definition of acquisition proposal); or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition proposal.

The merger agreement does not, however, prohibit Frontier from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (page 59)

The merger agreement may be terminated, and the merger abandoned, at any time before the merger is completed by mutual consent of National Bankshares, NBB and Frontier. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

•

by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if the merger has not been completed by January 23, 2025 or such later date as agreed to by the parties in writing, provided that this right to terminate shall not be available to any party whose breach or failure to perform an obligation under the merger agreement has caused the failure of the merger to occur prior to such date;

•

by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party, provided that the terminating party is not then in breach of any representation, warranty, covenant or agreement (as applicable) contained in the merger agreement;

•	by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if Frontier shareholders do not approve the merger proposal;

•

by National Bankshares and NBB at any time before special meeting if (i) Frontier breaches its obligations regarding the non-solicitation of competing offers for certain corporate transactions, (ii) the Frontier board (a) fails to recommend to the Frontier shareholders that they approve the merger proposal, or (b) withdraws, modifies or changes such recommendation in any manner adverse to National Bankshares; or (iii) Frontier materially breaches its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the merger proposal;

•

by National Bankshares and NBB, if (i) Frontier enters into an agreement with any person to merge or consolidate with or acquire Frontier, or purchase, lease or otherwise acquire all or substantially all of the assets of Frontier, or purchase or otherwise acquire from Frontier securities representing 10% or more of the voting power of Frontier or (ii) a tender or exchange offer is commenced for 10% or more of the outstanding shares of Frontier common stock, and the Frontier board recommends that Frontier’s shareholders tender their shares or otherwise fails to recommend that shareholders reject such offer; or

•

by Frontier at any time before the special meeting in order for Frontier to enter into an agreement with respect to a “superior proposal” (as defined in the merger agreement), which has been received and considered by Frontier in compliance with the applicable terms of the merger agreement.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances), public announcements, confidentiality of information and miscellaneous provisions exchanged between the parties will survive any such termination.

Termination Fee and Expenses (pages 60 and 61)

Frontier must pay National Bankshares a termination fee of $685,000 if the merger agreement is terminated by either party under certain specified circumstances. The termination and payment circumstances are more fully described elsewhere in this proxy statement/prospectus. See “The Merger Agreement – Termination Fee” on page 60 and Article 7 of the merger agreement.

In general, whether or not the merger is completed, National Bankshares and Frontier will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement, except that the costs and expenses of printing and mailing this proxy statement/prospectus will be incurred by Frontier.

The Special Meeting (page 21)

The special meeting of shareholders of Frontier will be held at 10:00 a.m. Eastern time, on May 28, 2024 at Frontier’s headquarters office, located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia.

At the special meeting, the shareholders of Frontier common stock will be asked to vote on the merger proposal and the adjournment proposal.

Record Date (page 21)

You can vote at the special meeting of shareholders if you owned Frontier common stock at the close of business on March 25, 2024, the record date. On that date, Frontier had 1,216,015 shares of common stock outstanding and entitled to vote. For each proposal presented at the special meeting, a shareholder can cast one vote for each share of Frontier common stock owned on the record date.

Votes Required (page 21)

The votes required to approve the proposals at the special meeting are as follows:

•	The merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Frontier common stock entitled to vote on the proposal.

•	The adjournment proposal requires the affirmative vote of a majority of the shares voted on the proposal, whether or not a quorum is present.

Support and Non-competition Agreements (page 61)

National Bankshares and Frontier have entered into a support agreement with each director and executive officer of Frontier, in his or her capacity as a shareholder of Frontier, regarding the voting of shares of Frontier common stock in connection with the merger. Each of Frontier’s directors and executive officers has agreed, subject to certain limited exceptions, to vote all shares of Frontier common stock owned beneficially or of record by such person, and over which such person has sole rights of voting and disposition, in favor of the merger proposal. As of March 25, 2024, the record date for the special meeting, directors and executive officers of Frontier owned and are entitled to vote 119,356 shares of Frontier common stock, or approximately 9.8% of the total voting power of the shares of Frontier common stock outstanding on that date, of which 112,606 shares or approximately 9.3% of the total voting power of the shares of Frontier common stock outstanding on that date are subject to a support agreement.

In addition, the support agreements contain certain non-solicitation and non-competition provisions that (i) limit the ability of Frontier’s directors and executive officers to solicit officers and employees of National Bankshares, NBB and former employees of Frontier (subject to limited exceptions) and (ii) limit the ability of Frontier’s directors and executive officers to compete with National Bankshares (subject to limited exceptions), in each case for 12 months from the effective time of the merger. The form of support agreement is Exhibit 5.8 to the merger agreement, which is attached to this proxy statement/ prospectus as Appendix A.

Dissenters’ Appraisal Rights (page 46)

You have dissenters’ appraisal rights in connection with the merger under applicable federal law. If the merger is approved by the required vote of Frontier shareholders and is consummated, any record holder of Frontier common stock may require National Bankshares to pay the fair or appraised value of such holder’s common stock, determined as of the effective time of the merger, by complying with the procedures set forth in the National Bank Act. For more detail regarding dissenters’ appraisal rights, see the section entitled “The Merger — Dissenters’ Appraisal Rights.”

Shareholders of National Bankshares and Frontier Have Different Rights (page 76)

National Bankshares and Frontier are Virginia corporations governed by the Virginia Stock Corporation Act (the “Virginia SCA”). In addition, the rights of National Bankshares and Frontier shareholders are governed by their respective articles of incorporation and bylaws. Upon completion of the merger, Frontier shareholders will become shareholders of National Bankshares, and as such their shareholder rights will then be governed by the articles of incorporation and bylaws of National Bankshares, each as amended, and by the Virginia SCA. The rights of shareholders of National Bankshares differ in certain respects from the rights of shareholders of Frontier.

Listing of National Bankshares Common Stock (pages 53 and 59)

National Bankshares will list the shares of common stock to be issued in the merger on the Nasdaq Capital Market.

Market Prices and Share Information (page 68)

National Bankshares’ common stock is listed on the Nasdaq Capital Market under the symbol “NKSH.” Frontier’s common stock is not traded through an organized exchange nor is there a known active public or private trading market. Frontier’s common stock has only been traded inactively in private transactions.

The following table sets forth the closing sale prices per share of National Bankshares common stock as reported on the Nasdaq Capital Market on January 23, 2024, the last trading day before the parties announced the signing of the merger agreement, and on April 9, 2024, the last trading day before the date of this proxy statement/prospectus. The following table also includes the equivalent market value per share of Frontier common stock on January 23, 2024 and on April 9, 2024, which reflects the product of the exchange ratio of 0.4250 multiplied by the closing sale price of National Bankshares common stock on the dates indicated.

	National Bankshares Common Stock	Equivalent Market Value Per Share of Frontier
January 23, 2024	$32.22	$13.69
April 9, 2024	$31.15	$13.24

The value of the stock consideration to be received by certain Frontier shareholders for each share of Frontier common stock will be based on the most recent closing price of National Bankshares’ common stock prior to the completion of the merger. Because the stock consideration will not be adjusted for fluctuations in market value and because the market value of the shares of National Bankshares common stock to be received by certain Frontier shareholders will change prior to completion of the merger, shareholders of Frontier are not assured of receiving a specific market value of National Bankshares common stock, and thus a specific market value for their shares of Frontier common stock, at the effective time of the merger. National Bankshares cannot assure you that its common stock will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the National Bankshares common stock from a newspaper, via the Internet or by calling your broker.

Risk Factors (page 15)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors under “Risk Factors” beginning on page 15.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 19, you should consider carefully the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. Information about certain risks and uncertainties, including risks and uncertainties regarding National Bankshares’ business, can also be found in the documents incorporated by reference into this proxy statement/prospectus by National Bankshares. See “Where You Can Find More Information” on page 86.

Risks Related to the Merger

The form of merger consideration that Frontier shareholders ultimately receive could be different from the form elected depending on the form of merger consideration elected by other Frontier shareholders.

All Frontier shareholders will be permitted to make an election as to the form of consideration they wish to receive. The exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a Frontier shareholder will receive in order to ensure that 90% of the outstanding shares of Frontier common stock are converted into shares of National Bankshares common stock and 10% of the outstanding shares of Frontier common stock are converted into cash. While National Bankshares has the right, if Frontier shareholders elect stock in excess of the 90% limit, to increase such limit so that greater than 90% of the shares of Frontier’s common stock will be exchanged for National Bankshares common stock and the remaining percentage of the shares of Frontier’s common stock will be exchanged for cash, National Bankshares may elect not to exercise such right. Consequently, if either the stock consideration or the cash consideration is oversubscribed, Frontier shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income tax purposes with respect to the cash received). If Frontier shareholders do not make an election, they will receive the merger consideration in cash, shares or a combination of cash and shares as provided for in the merger agreement.

Because the market price of National Bankshares common stock will fluctuate until the closing of the merger, Frontier shareholders cannot be certain of the market value of the stock consideration that they will receive.

Upon completion of the merger, each share of Frontier common stock will be converted into the right to receive either the cash consideration or the stock consideration, subject to the exercise of dissenters’ appraisal rights. The stock consideration exchange ratio of 0.4250 shares of National Bankshares common stock for each share of Frontier common stock is fixed and will not be adjusted to reflect changes in the market price of either the shares of National Bankshares common stock or the shares of Frontier common stock prior to the closing of the merger. As a result, the market value of the stock consideration received by Frontier shareholders will vary with the market price of National Bankshares common stock. Changes in National Bankshares’ stock price may result from a variety of other factors in addition to the business and relative prospects of National Bankshares, including general market and economic conditions, industry trends, market assessment of the likelihood that the merger will be completed as anticipated or at all, and the regulatory environment. These factors are beyond National Bankshares’ control. Therefore, at the time of the special meeting, holders of Frontier common stock will not know or be able to calculate the precise market value of the stock consideration they may receive upon completion of the merger, which could be significantly less than the current market value of National Bankshares common stock.

National Bankshares may not be able to successfully integrate the operations of Frontier into NBB, which integration may be more difficult, costly or time-consuming than expected.

The success of the merger and future operating performance of National Bankshares and NBB will depend, in part, on National Bankshares’ ability to realize the anticipated benefits and cost savings from combining the business of Frontier into the business of NBB. The success of the merger will, in turn, depend on a number of factors, including National Bankshares’ ability to (i) integrate the operations and branches of Frontier and NBB, (ii) retain the deposits and customers of Frontier and NBB, (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the combined bank to improve its overall operating efficiencies, and (iv) retain and integrate the appropriate personnel of Frontier into the operations of NBB, and reduce overlapping bank personnel. The integration of Frontier and NBB following the merger will require the dedication of the time and resources of the banks’ management teams and may temporarily distract managements’ attention from the day-to-day business of the banks. If National Bankshares is unable to successfully integrate Frontier into NBB, the anticipated benefits and cost savings of the merger, including expected operating efficiencies and eliminating redundant costs, may not be realized fully, or at all, or may take longer to realize than expected.

National Bankshares and Frontier will incur significant transaction and merger-related integration costs in connection with the merger.

National Bankshares and Frontier expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. National Bankshares and Frontier are continuing to assess the impact of these costs. Although National Bankshares and Frontier believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals must be obtained from bank regulatory authorities, including the Office of the Comptroller of the Currency and the Virginia Bureau of Financial Institutions. These regulators may impose conditions on the granting of such approvals or request changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on National Bankshares following the merger. If the necessary governmental approvals contain such conditions or changes, the business, financial condition and results of operations of National Bankshares following the merger may be materially adversely affected. Furthermore, such conditions or changes may constitute, result in or be reasonably expected to result in a burdensome condition that may allow National Bankshares and NBB to refuse to complete the merger. See “The Merger – Regulatory Approvals” beginning on page 45.

A significant delay in the completion of the merger could have a material adverse effect on National Bankshares and Frontier as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (i) approval of the merger agreement by the Frontier shareholders, (ii) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (iii) absence of any order, decree or injunction enjoining or prohibiting the completion of the merger, and (iv) effectiveness of the registration statement of which this proxy statement/prospectus is a part. If these conditions to the completion of the merger are not fulfilled when expected and, as a result, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the interruptions to each company’s ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The merger may distract management of National Bankshares and Frontier from their other responsibilities.

The merger could cause the respective management teams of National Bankshares and Frontier to focus their time and energies on matters related to the transaction that otherwise would be directed to their respective businesses and operations. Any such distraction on the part of either company’s management could affect its ability to service existing business and develop new business and adversely affect the business and earnings of National Bankshares or Frontier before the merger, or the business and earnings of National Bankshares after the merger.

The fairness opinion received by Frontier in connection with the merger has not been, and is not expected to be, updated to reflect changes in circumstances between the date of the opinion and the completion of the merger.

Before the execution of the merger agreement, the Frontier board of directors received an opinion from Performance Trust, Frontier’s financial advisor, as to the fairness, from a financial point of view, to Frontier’s shareholders of the merger consideration to be received by Frontier shareholders in the merger, which opinion was delivered on and dated January 23, 2024. Such opinion does not reflect changes that may occur or may have occurred after the date on which the opinion was delivered, including changes to the operations and prospects of National Bankshares or Frontier, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of National Bankshares or Frontier or the prices of shares of National Bankshares common stock or Frontier common stock by the time the merger is completed. The opinion does not speak as of the date the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that the Frontier board received from Frontier’s financial advisor, please see “The Merger – Opinion of Frontier’s Financial Advisor” beginning on page 33.

If the number of shares of Frontier common stock for which appraisal rights are perfected exceeds 10% of the outstanding shares of Frontier common stock, National Bankshares and Frontier may not be able to complete the merger and may incur significant additional costs.

Shareholders of Frontier are entitled to assert dissenters’ appraisal rights provided by the National Bank Act. See “The Merger—Dissenters’ Appraisal Rights” beginning on page 46. If the merger is completed, a shareholder of Frontier who has complied with applicable requirements under the National Bank Act may require National Bankshares to pay, instead of the merger consideration, the fair value of such shareholder’s dissenting shares of Frontier common stock in cash. Such fair value would be determined pursuant to the process provided by the National Bank Act. The merger agreement contains a closing condition that can only be waived by National Bankshares that the aggregate number of shares of Frontier common stock for which appraisal rights have been perfected under the National Bank Act shall not represent more than 10% of the outstanding shares of Frontier common stock. National Bankshares and Frontier cannot predict the number of shares of Frontier common stock that will constitute dissenting shares in the merger, the additional amount of cash that National Bankshares may be required to pay following the merger with respect to dissenting shares, or the expenses that National Bankshares and Frontier may incur in connection with addressing any assertion of dissenters’ appraisal rights. If the number of dissenting shares exceeds the percentage described above, or if National Bankshares or Frontier incurs additional costs in connection with any assertion of dissenters’ appraisal rights, it could prevent the merger from being completed or have a material adverse effect on National Bankshares or Frontier.

Frontier’s directors and executive officers have interests in the merger that differ from the interests of Frontier’s other shareholders.

Frontier shareholders, in deciding how to vote on the merger proposal, should be aware that Frontier’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Frontier shareholders generally. These interests include, among other things, appointment of a Frontier director to the boards of directors of National Bankshares and NBB, payments to certain of Frontier’s executive officers after their respective Frontier employment agreements are terminated in connection with the merger, continued employment of certain of Frontier’s executive officers with NBB following completion of the merger, acceleration of the vesting of stock options, and rights to indemnification and directors’ and officers’ liability insurance following the merger. These interests may cause directors and executive officers of Frontier to view the merger proposal differently than other Frontier shareholders view the proposal. See “The Merger—Interests of Certain Frontier Directors and Executive Officers in the Merger” beginning on page 43.

The merger agreement limits the ability of Frontier to pursue alternatives to the merger and might discourage competing offers for a higher price or premium.

The merger agreement contains a “no-shop” provision that, subject to limited exceptions, limits the ability of Frontier to discuss, solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of Frontier. In addition, under certain circumstances, if the merger agreement is terminated and Frontier consummates a similar transaction other than the merger, Frontier must pay National Bankshares a termination fee of $685,000. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant percentage of ownership of Frontier from considering or proposing the acquisition even if it were prepared to pay consideration with a higher per share market value than that proposed in the merger. See “The Merger Agreement—Termination Fee” beginning on page 60.

Litigation against National Bankshares or Frontier, or the members of the National Bankshares board or Frontier board, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs may assert legal claims related to the merger. The results of any such potential legal proceeding would be difficult to predict and such legal proceedings could delay or prevent the merger from being completed. The existence of litigation related to the merger could affect the likelihood of obtaining the required approval from Frontier’s shareholders. Moreover, any litigation could be time consuming and expensive, and could divert attention of National Bankshares’ and Frontier’s respective management teams away from their companies’ regular business. Any lawsuit adversely resolved against National Bankshares, Frontier or members of the National Bankshares board or Frontier board, could have a material adverse effect on each party’s business, financial condition and results of operations.

If the merger is completed, Frontier shareholders will have less influence on the management and policies of National Bankshares following the merger than they had on Frontier prior to the merger.

After the merger is complete, and assuming 90% of the outstanding shares of Frontier common stock are converted into shares of National Bankshares common stock and 10% of the outstanding shares of Frontier common stock are converted into cash, it is anticipated that approximately 7.3% of the shares of National Bankshares common stock will be held by former shareholders of Frontier. In addition, upon consummation of the merger, National Bankshares will have 14 directors, only one of whom will be a former director of Frontier. Consequently, shareholders of Frontier will have less influence on the management and policies of National Bankshares after the merger than they now have on the management and policies of Frontier.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this registration statement on Form S-4 and the documents included with and/or incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The PSLRA provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. National Bankshares and Frontier desire to take advantage of these “safe harbor” provisions with regard to the forward-looking statements in this proxy statement/prospectus and in the documents that are included with and/or incorporated herein by reference. These forward-looking statements reflect the current views of National Bankshares and Frontier with respect to future events and financial performance. Specifically, forward-looking statements may include, but are not limited to:

•

statements relating to the ability of National Bankshares and Frontier to timely complete the merger and the benefits thereof, including anticipated efficiencies, opportunities, synergies and cost savings estimated to result from the merger;

•	projections of revenues, expenses, income, income per share, net interest margins, asset growth, loan production, asset quality, deposit growth and other performance and financial measures;

•	statements regarding expansion of operations, including branch openings, entrance into new markets, development of products and services, and execution of strategic initiatives;

•	discussions of the future state of the economy, competition, regulation, taxation, and National Bankshares’ and Frontier’s business strategies, subsidiaries, investment risk and policies; and

•

statements preceded by, followed by or that include the words “estimate,” “should,” “will,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “could,” “would,” “seek,” “target” or similar expressions.

These forward-looking statements express the best judgment of National Bankshares and Frontier based on currently available information, and the companies believe that the expectations reflected in these forward-looking statements are reasonable.

By their nature, however, forward-looking statements often involve assumptions about the future. Such assumptions are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. As such, National Bankshares and Frontier cannot guarantee you that the expectations reflected in or implied by these forward-looking statements actually will be achieved. Actual results may differ materially from those reflected in or implied by the forward-looking statements due to, among other things, the following factors:

•	the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction;

•	the ability to complete the proposed transaction as expected and within the expected time frame;

•	disruptions to customer and employee relationships and business operations caused by the proposed merger;

•	the ability to implement integration plans associated with the merger, which integration may be more difficult, time-consuming or costly than expected;

•	the ability to achieve the cost savings and synergies contemplated by the proposed merger within the expected time frame, or at all;

•	revenues following the merger may be lower than expected;

•	changes in interest rates, deposit flow, local and national economies, or market conditions;

•	changes in law, regulations, accounting principles, and fiscal and monetary policies;

•	loan demand and asset quality, including values of real estate and other collateral;

•	the impact of competition from traditional or new sources;

•	volatility in the securities markets generally or in the market price of National Bankshares’ stock specifically; and

•

the risks outlined in “Risk Factors” beginning on page 15, as well as the risk factors detailed in National Bankshares’ publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2023.

We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document included with and/or incorporated herein by reference, as of the date of that document. Except as required by law, neither National Bankshares nor Frontier undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed by National Bankshares with the SEC. See “Where You Can Find More Information” beginning on page 86 for a list of the documents incorporated herein by reference.

THE SPECIAL MEETING

Date, Place and Time

This proxy statement/prospectus is first being mailed on or about April 15, 2024 to Frontier shareholders who held shares of Frontier common stock on the record date for the special meeting of shareholders. This proxy statement/prospectus is accompanied by the notice of the special meeting and a form of proxy that is solicited by the board of directors of Frontier for use at the special meeting to be held at 10:00 a.m. Eastern time, on May 28, 2024 at Frontier’s headquarters office, located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia, and at any adjournments of that meeting.

Purposes of the Special Meeting

At the special meeting, the shareholders of Frontier will be asked:

•	to approve the merger proposal as more fully described in this proxy statement/prospectus; and

•	to approve the adjournment proposal as more fully described in this proxy statement/prospectus.

Recommendation of the Frontier Board of Directors

The Frontier board of directors believes that the proposed merger with National Bankshares is fair to and is in the best interests of Frontier and its shareholders and unanimously recommends that Frontier shareholders vote “FOR” each of the proposals that will be presented at the special meeting as described in this proxy statement/prospectus.

Record Date and Voting Rights; Quorum

The Frontier board of directors has fixed the close of business on March 25, 2024 as the record date for determining the shareholders of Frontier entitled to notice of and to vote at the special meeting or any adjournments thereof. Accordingly, you are only entitled to notice of and to vote at the special meeting if you were a record holder of Frontier common stock at the close of business on the record date. At that date, 1,216,015 shares of Frontier common stock were outstanding and entitled to vote.

To have a quorum that permits Frontier to conduct business at the special meeting, we require the presence, whether in person or by proxy, of the holders of Frontier’s common stock representing a majority of the shares of common stock outstanding on the record date. You are entitled to one vote for each outstanding share of Frontier common stock you held as of the close of business on the record date.

Holders of shares of Frontier common stock present in person at the special meeting but not voting, and shares of the common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. These broker non-votes will, however, be counted for purposes of determining whether a quorum exists.

Votes Required

Vote Required for Approval of the Merger Proposal. The approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Frontier common stock outstanding on the record date for the special meeting.

Failures to vote, abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Frontier common stock outstanding on the record date, failures to vote, abstentions and broker non-votes will have the same effect as votes against the merger proposal.

Vote Required for Approval of the Adjournment Proposal. The approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Frontier common stock voted on the proposal, whether or not a quorum is present.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Frontier Executive Officers and Directors

National Bankshares and Frontier have entered into a support agreement with each director and executive officer of Frontier, in his or her capacity as a shareholder of Frontier, regarding the voting of shares of Frontier common stock in connection with the merger. Pursuant to the support agreements, each of Frontier’s directors and executive officers has agreed, among other things and subject to several conditions and exceptions, to vote all shares of Frontier common stock owned beneficially or of record by such director, and over which such director has sole rights of voting and disposition, in favor of the merger proposal. As of the record date, directors and executive officers of Frontier were entitled to vote 119,356 shares of Frontier common stock at the special meeting, or approximately 9.8% of the total voting power of shares of Frontier common stock entitled to vote at the special meeting, of which 112,606 shares or approximately 9.3% of the total voting power of shares of Frontier common stock entitled to vote at the special meeting are subject to a support agreement.

For more information about the support agreements, see “The Merger Agreement – Support and Non-Competition Agreements” on page 61.

Voting at the Special Meeting

Record Holders. If your shares of Frontier common stock are held of record in your name, your shares can be voted at the special meeting in any of the following ways:

•

By Mail. You can vote your shares by completing and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope. If you complete, sign and return the proxy card, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the special meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of Frontier common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card. If proxy cards are returned properly executed without an indication as to how the proxies should vote, the Frontier common stock represented by each such proxy card will be voted (i) “FOR” the merger proposal, and (ii) “FOR” the adjournment proposal.

•	In Person. You can attend the special meeting and vote in person. A ballot will be provided for your use at the meeting.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and returning the enclosed proxy card.

Shares Held in “Street Name.” Only the record holders of shares of Frontier common stock, or their appointed proxies, may vote those shares. As a result, if your shares of Frontier common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e., the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this proxy statement/prospectus. Brokers and other nominees who hold shares in “street name” for their clients typically have the discretionary authority to vote those shares on “routine” proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on non-routine matters, such as the proposals that will be presented at the special meeting, unless their clients give them voting instructions. To ensure that your shares are represented at the special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the special meeting, you must obtain a proxy, executed in your favor, from the holder of record.

Changes of Votes and Revocation of Proxies

Record Holders. If you are the record holder of shares of Frontier common stock and you sign and return a proxy card and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies, you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the special meeting or, if hand delivered, before the voting takes place at the special meeting. The proxies will follow the last voting instructions received from you before the special meeting.

To revoke your proxy card:

•

you can give Frontier’s corporate secretary a written notice, before the special meeting or, if hand delivered, before the voting takes place at the special meeting, that you want to revoke your proxy card; or

•

you can attend the special meeting and vote in person or notify Frontier’s corporate secretary, before the voting takes place, that you want to revoke your proxy card. Simply attending the special meeting alone, without voting in person or notifying Frontier’s corporate secretary, will not revoke your proxy card.

If you submit your new proxy card or notice of revocation by mail, it should be addressed to Frontier’s corporate secretary at Frontier Community Bank, 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, Attention: Corporate Secretary, and must be received no later than the beginning of the special meeting or, if the special meeting is adjourned, before the adjourned meeting is actually held. If hand delivered, your new proxy card or notice of revocation must be received by Frontier’s corporate secretary before the voting takes place at the special meeting or at any adjourned meeting.

If you need assistance in changing or revoking your proxy, please contact Frontier’s corporate secretary by calling (540) 213-1200 or by writing to Frontier Community Bank, 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, Attention: Corporate Secretary. You may also contact Regan & Associates, Inc., Frontier’s proxy solicitor, at (800) 737-3426.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow the directions given by your bank, broker, custodian or nominee.

Solicitation of Proxies

This solicitation is made on behalf of the Frontier board of directors, and Frontier will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders and gathering voting instructions. Proxies may be solicited, without extra compensation, by Frontier’s directors, officers and employees personally and by mail, telephone, facsimile or other means. Frontier has also retained Regan & Associates, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee not to exceed $9,000, including expenses.

Dissenters’ Appraisal Rights

You are entitled to dissent from the merger agreement and to receive a cash payment for the appraised value of your dissenting shares, provided you follow certain procedures. For more information on these dissenters’ rights, see “The Merger — Dissenters’ Appraisal Rights” beginning on page 46.

PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING

Approval of the Merger Proposal (Proposal No. 1)

At the special meeting, shareholders of Frontier will be asked to approve the merger proposal providing for the merger of Frontier with and into NBB. Shareholders of Frontier should read this proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

After careful consideration, the Frontier board of directors, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined it to be advisable and in the best interests of Frontier and the shareholders of Frontier. See “The Merger – Frontier’s Reasons for the Merger; Recommendation of the Frontier Board of Directors” included elsewhere in this proxy statement/prospectus for a more detailed discussion of the Frontier board of directors’ recommendation.

The Frontier board of directors unanimously recommends that Frontier shareholders vote “FOR” the merger proposal.

Approval of the Adjournment Proposal (Proposal No. 2)

If at the special meeting there are not sufficient votes to approve the merger proposal, the meeting may be adjourned to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies to approve the merger proposal. In that event, Frontier shareholders will be asked to vote on the adjournment proposal and will not be asked to vote on the merger proposal at the special meeting.

In order to allow proxies that have been received by Frontier at the time of the special meeting to be voted for the adjournment proposal, Frontier is submitting the adjournment proposal to its shareholders as a separate matter for their consideration. This proposal asks Frontier shareholders to authorize the holder of any proxy solicited by the Frontier board of directors on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Frontier shareholders who have previously voted.

If it is necessary to adjourn the special meeting, then, unless the meeting will have been adjourned for a total of more than 120 days, no notice of such adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting by a majority vote of the shares of common stock present or represented by proxy.

The Frontier board of directors unanimously recommends that Frontier shareholders vote “FOR” the adjournment proposal.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. The discussion is subject to and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this proxy statement/prospectus, including the merger agreement attached as Appendix A, for a more complete understanding of the merger.

General

The National Bankshares board of directors, the NBB board of directors and the Frontier board of directors have each unanimously approved the merger agreement and the merger, which provides for the merger of Frontier with and into NBB, with NBB being the surviving bank in the merger.

Pursuant to the terms of the merger agreement, as a result of the merger, each share of Frontier common stock issued and outstanding immediately before the effective time of merger (except for any shares of Frontier common stock owned by National Bankshares and any dissenting shares) will be converted into the right to receive, at the election of the holder, either:

•	$14.48 in cash;

•	0.4250 shares of National Bankshares common stock; or

•	a combination of the cash consideration and stock consideration.

You may also choose to make no election, in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election. Such election is subject to the allocation and proration procedures set forth in the merger agreement and described in this proxy statement/prospectus. The exchange ratio of 0.4250 shares of National Bankshares common stock in the stock consideration will not be adjusted to reflect stock price changes prior to the effective time of the merger. No fractional shares will be issued; instead cash will be paid for fractional shares.

Upon completion of the merger, each outstanding option to purchase shares of Frontier common stock, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment in an amount equal to the product of (i) the difference between (a) $14.48 and (b) the per share exercise price of such option and (ii) the number of shares of Frontier common stock subject to such option, subject to any applicable withholding taxes. If the exercise price is greater than or equal to $14.48, then the option will be cancelled without any payment.

Based on the number of shares of Frontier common stock outstanding as of March 25, 2024, and assuming that 90% of Frontier’s shares will be converted into the stock consideration and 10% of Frontier’s shares will be converted into the cash consideration, National Bankshares expects to issue 465,125 shares of common stock in the aggregate upon completion of the merger. At the completion of the merger, it is expected that there will be issued and outstanding approximately 6,358,907 shares of National Bankshares common stock, with current National Bankshares shareholders owning approximately 92.7% of National Bankshares’ outstanding common stock and former holders of Frontier common stock owning approximately 7.3% of National Bankshares’ outstanding common stock. If all Frontier shareholders elect to receive the stock consideration, and if National Bankshares agrees to waive the cash consideration, then National Bankshares may issue a maximum of 516,806 shares of common stock in the aggregate upon completion of the merger.

Background of the Merger

The merger agreement is the result of arms-length negotiations between representatives of National Bankshares and representatives of Frontier, during which the parties consulted their respective legal and financial advisors. The following is a brief discussion of the background of these negotiations.

As part of its ongoing consideration and evaluation of Frontier’s long-term prospects and opportunities, senior management and the board of directors of Frontier periodically review and evaluate strategic alternatives, including whether Frontier should continue as an independent entity, raise capital to support future growth, or combine or merge with a larger banking institution. Such review has included discussions regarding Frontier’s loan-to-deposit ratio, liquidity, tight labor market conditions, efforts to diversify its business lines and revenue streams, and the interest rate environment generally, among other things.

Similarly, senior management and the board of directors of National Bankshares have, from time to time, engaged in long-term strategic reviews and considered ways to enhance shareholder value and National Bankshares’ performance and prospects in light of industry and market conditions, including through potential strategic transactions such as an acquisition of another banking institution.

During the spring and summer of 2023, senior management and the board of directors of Frontier explored various alternatives to maintain Frontier’s competitiveness and enhance shareholder value and stock liquidity. As part of this strategic review, senior management and the board addressed, among other things, the business and regulatory environment in which Frontier and similarly-situated community banks operate, as well as market and other conditions in the financial services industry generally.

On July 12, 2023, the executive committee of Frontier’s board of directors held a meeting to discuss strategic alternatives to enhance shareholder value and the liquidity of Frontier stock. At the conclusion of its discussion, the committee recommended that senior management contact Performance Trust, a nationally recognized financial advisor that had developed a relationship with Frontier, to explore options for increasing shareholder value and stock liquidity.

On July 31, 2023, the Frontier board of directors held a regular meeting and unanimously approved the executive committee’s recommendation to contact Performance Trust to seek options for increasing shareholder value and stock liquidity.

On August 23, 2023, the executive committee of Frontier’s board of directors held a meeting at which a representative of Performance Trust was present. The Performance Trust representative provided information on the then current market conditions in the banking industry, recent merger and acquisition activity, a possible valuation of Frontier’s franchise in a combination transaction, and a list of banking institutions that might have an interest in such a transaction with Frontier. At the meeting, the committee voted to recommend to the board of directors a strategy of pursuing a business combination transaction with a larger banking institution capable of better leveraging economies of scale in order to increase shareholder value and stock liquidity.

In mid-August 2023, F. Brad Denardo, Chairman, President and Chief Executive Officer of National Bankshares and NBB, contacted Alan J. Sweet, President and Chief Executive Officer of Frontier, for the purpose of requesting a meeting between the chief executives of the respective companies. On August 25, 2023, Mr. Denardo met in-person with Mr. Sweet to discuss the current business environment for community banks and the strategic opportunities available for National Bankshares and Frontier. At this meeting, Mr. Denardo informed Mr. Sweet that National Bankshares may be interested in pursuing a merger transaction if Frontier was interested in such a transaction.

On August 29, 2023, the Frontier board of directors held a regular meeting. Mr. Sweet informed the board of the August 25 meeting with Mr. Denardo. After discussion on National Bankshares’ expression of interest, the board concluded that Frontier should explore the possibilities of a transaction with National Bankshares or another merger partner and unanimously approved the executive committee’s recommendation to pursue a strategy in which Frontier would combine with, or merge into, a larger banking institution in order to increase shareholder value and stock liquidity.

On September 13, 2023, the National Bankshares board of directors held a regular meeting at which Mr. Denardo informed the board of his August 25 meeting with Mr. Sweet. Mr. Denardo provided the board with general business information regarding Frontier. There was discussion on the current merger and acquisition environment for National Bankshares in general, and on a potential acquisition of Frontier in particular.

On September 26, 2023, the Frontier board of directors held a regular meeting at which the same Performance Trust representative who was at the August 23 executive committee meeting was present. During the meeting, the board reviewed and discussed updated information regarding the then current banking environment and recent merger transactions in the financial services industry. The board also reviewed an updated list of potential merger partners developed by senior management and representatives of Performance Trust using certain criteria including: (i) the ability and flexibility to pay a premium to Frontier’s then current stock price, (ii) interest in the market areas in which Frontier does business, and (iii) potential operating synergies. At the conclusion of the discussion, the board authorized representatives of Performance Trust to solicit the banking institutions on the list of potential merger partners regarding a potential business combination with Frontier. The board also instructed senior management, in coordination with Performance Trust, to prepare a confidential information memorandum that could be used to provide information about Frontier to potential merger partners and to populate an electronic data room to facilitate the performance of due diligence by such potential merger partners.

Between October 10, 2023 and October 18, 2023, representatives of Performance Trust contacted four banking institutions regarding their interest in a potential strategic transaction with Frontier. Of the institutions contacted, all four candidates, including National Bankshares, entered into non-disclosure agreements in order to receive a confidential information memorandum from Frontier and to have access to the virtual data room containing extensive financial and operating information on Frontier. All four candidates received the confidential information memorandum and two of such candidates accessed the virtual data room. The confidential information memorandum provided that written indications of interest were due to Performance Trust by 12:00 p.m. Eastern time on November 3, 2023.

On October 11, 2023, at a regular meeting of the National Bankshares board of directors, Mr. Denardo discussed with the board the outreach from Performance Trust regarding National Bankshares’ interest in a possible merger with Frontier. Senior management shared business and financial information about Frontier that it had gathered during the limited and preliminary due diligence review it had conducted on Frontier. During the meeting, Mr. Denardo shared with the board his general thoughts on pricing a transaction with Frontier. Following a discussion of Frontier’s business and various aspects of the transaction, the board authorized senior management to continue its due diligence review of Frontier, authorized the board’s executive committee to approve a preliminary non-binding letter of interest to Frontier if the committee determined it was the appropriate action and authorized Mr. Denardo to contact Piper Sandler & Co. (“Piper Sandler”), a nationally known and experienced investment banking firm focused on financial institutions, for the purposes of providing financial analyses to National Bankshares regarding a potential acquisition of Frontier.

On October 13, 2023, Mr. Denardo contacted Piper Sandler to advise National Bankshares on a potential acquisition of Frontier. Over the next two weeks, Piper Sandler performed various financial analyses for National Bankshares with respect to a potential acquisition of Frontier, and senior management of National Bankshares and representatives of Piper Sandler discussed the financial and other aspects of a possible transaction with Frontier.

On October 27, 2023, Mr. Sweet and Mark A. Strosnider, Senior Vice President and Chief Lending Officer of Frontier, met with Mr. Denardo and Lara E. Ramsey, Executive Vice President and Chief Operating Officer of National Bank and NBB. The parties held a high-level discussion around backgrounds and philosophies, prospects for the future and the banking market generally, as well as the general attractiveness of a potential combination of the two companies.

On October 30, 2023, at a special meeting of the executive committee of the National Bankshares board of directors, Mr. Denardo informed the committee about the October 27 meeting between the senior management representatives of the parties. Mr. Denardo also shared with the committee senior management’s views on Frontier’s operations, business culture and the communities in which Frontier operates. During the meeting, representatives of Piper Sandler reviewed the financial analyses it had developed for National Bankshares on a potential merger with Frontier. Following a discussion of Frontier’s business and various aspects of the transaction, the executive committee authorized Mr. Denardo to submit a preliminary non-binding letter of interest to Frontier with the pricing information discussed at the committee meeting.

On November 3, 2023, two of the four banking institutions that had entered into non-disclosure agreements, including National Bankshares, submitted preliminary non-binding letters of interest to acquire all of the outstanding shares of Frontier stock, and the other two banking institutions decided not to pursue a transaction with Frontier and did not submit letters of interest. Each offer was contingent upon completion of further due diligence on Frontier and subject to the negotiation of a mutually agreeable definitive merger agreement and related documents. The offer from National Bankshares provided that shareholders of Frontier would have the right to receive either 0.4250 shares of National Bankshares common stock or $14.48 in cash in exchange for each outstanding share of Frontier common stock, subject to an election right and further subject to adjustment so that the overall mix of consideration to be paid to Frontier shareholders consisted of at least 90% National Bankshares common stock.

On November 16, 2023, the Frontier board of directors held a special meeting at which the Performance Trust representative was again present. The Performance Trust representative reviewed the terms of the two preliminary non-binding letters of interest to acquire all of the shares of outstanding stock in Frontier and the relative value of each to Frontier shareholders. He also provided information on the then current market conditions in the banking industry, recent bank merger and acquisition transactions, and an analysis of the prospective purchasers. After a thorough discussion and due consideration of the terms and conditions under the two letters of interest, as well as of other strategic alternatives that might be available to Frontier, the board determined that pursuing a merger transaction under the terms and conditions outlined in the preliminary non-binding letter of interest from National Bankshares was in the best interests of Frontier shareholders, and authorized Mr. Sweet to execute the letter of interest with National Bankshares.

On December 15, 2023, Williams Mullen, counsel to National Bankshares, delivered an initial draft of the merger agreement to Woods Rogers Vandeventer Black, legal counsel to Frontier. Over the next several weeks, Woods Rogers Vandeventer Black reviewed and discussed the merger agreement with Frontier’s senior management and Performance Trust. On January 6, 2024, Woods Rogers Vandeventer Black delivered comments on the draft merger agreement and related documents to Williams Mullen.

From January 7 to January 23, 2024, National Bankshares, Frontier and their respective financial advisors and legal counsel continued to negotiate the terms of the merger agreement and related documents and various matters related to the proposed combination of National Bankshares and Frontier.

On January 23, 2024, the boards of directors of National Bankshares and The National Bank of Blacksburg convened a joint meeting to consider the proposed merger and the merger agreement. Representatives of Piper Sandler presented financial analysis of the transaction. Representatives of Williams Mullen advised the National Bankshares board regarding the directors’ fiduciary duties, the legal structure and terms of the proposed transaction, and the proposed merger agreement, and addressed other matters related to the merger and advised the boards generally regarding the merger. Members of National Bankshares board asked questions on the due diligence results and other merger-related matters to which representatives of National Bankshares senior management, Piper Sandler and Williams Mullen responded. After detailed discussion and careful deliberation, the boards of directors of National Bankshares and The National Bank of Blacksburg each unanimously (i) determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of the shareholders of National Bankshares, and (ii) approved and adopted the merger agreement and approved the merger.

On January 23, 2024, the board of directors of Frontier held a special meeting at which the Performance Trust representative was again present and representatives of Woods Rogers Vandeventer Black were also present, to consider the proposed merger and merger agreement. During this meeting, the board considered the fairness of the proposed transaction to Frontier shareholders from a financial standpoint compared with continuing to operate as an independent community bank. The Performance Trust representatives reviewed the terms of the proposed merger, particularly the merger consideration, and presented an analysis of the value of the merger consideration to Frontier shareholders as compared to the value of merger consideration in other merger transactions involving similarly-situated banking institutions. In addition, Performance Trust provided an oral opinion (which was subsequently confirmed in writing) that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, as of the date of the meeting, the merger consideration to be paid to the holders of Frontier common stock was fair from a financial point of view. Representatives of Woods Rogers Vandeventer Black advised the Frontier board regarding the legal structure and terms of the proposed transaction, the proposed merger agreement and the directors’ fiduciary duties. After detailed discussion and careful deliberation, the Frontier board unanimously (i) determined that the merger agreement and the transactions contemplated thereby were advisable, and fair to and in the best interests of Frontier, (ii) approved and adopted the merger agreement and approved the merger and the other transactions contemplated thereby, and (iii) recommended the approval and adoption of the merger agreement and the transactions contemplated thereby by Frontier’s shareholders.

Shortly after the meetings of the parties’ boards of directors on January 23, 2024, National Bankshares, NBB and Frontier executed the definitive merger agreement. National Bankshares and Frontier issued a joint press release publicly announcing the transaction prior to the opening of financial markets on January 24, 2024.

Frontier’s Reasons for the Merger; Recommendation of the Frontier Board of Directors

After careful review, discussion and consideration, Frontier’s board of directors, at a meeting held on January 23, 2024, unanimously determined that the merger agreement is in the best interests of Frontier and its shareholders. Accordingly, Frontier’s board of directors adopted and approved the merger agreement and unanimously recommends that Frontier shareholders vote “FOR” the approval of the merger proposal and “FOR” the approval of the adjournment proposal.

In reaching its decision to adopt and approve the merger agreement and to recommend that Frontier shareholders approve the merger agreement, the Frontier board of directors evaluated the merger and the merger agreement in consultation with Frontier management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following principal factors:

•

a review of the prospects, challenges and risks of Frontier remaining independent versus merging with National Bankshares given the current and prospective environment in the financial services industry, including national and local economic conditions, competition and consolidation in the financial services industry, and the regulatory and compliance environment;

•

the ability of Frontier’s shareholders to benefit from National Bankshares’ potential long-term growth and stock value since it is more likely that the combined entity will have superior future earnings and prospects compared to Frontier’s earnings and prospects on an independent basis due to greater operating efficiencies and better penetration of commercial and consumer markets;

•

the information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, and prospects of National Bankshares, taking into account the results of Frontier’s due diligence investigation of National Bankshares;

•	the strength of the management and board of directors of National Bankshares;

•

the expected cash dividend payments to be received by Frontier’s shareholders as shareholders of National Bankshares following the merger, based on the historical levels and trends of dividends declared and paid by National Bankshares;

•

the financial and other terms of the merger, including that Frontier shareholders have the opportunity to receive National Bankshares common stock for a significant portion of their shares of Frontier common stock, enabling them to participate in any growth opportunities of the combined company;

•

the advantages of being part of a larger entity, including the expectation of cost savings and operating efficiencies and the ability of a larger institution to compete in the banking environment and to leverage overhead costs, including the cost of financial technology;

•	that National Bankshares common stock is traded on the Nasdaq Capital Market and has substantially greater liquidity than Frontier common stock;

•	the compatibility of Frontier’s business, operations and culture with those of National Bankshares;

•

the possible effects of the proposed merger on Frontier’s employees and customers, including the benefits to Frontier’s customers through enhancements in bank products and services, higher lending limits and greater financial resources;

•	the similar commitments to their communities shared by Frontier and National Bankshares;

•	the challenges facing Frontier in attracting, affording and retaining staff members due to the tight employment market;

•

the regulatory and other approvals required in connection with the merger and the expectation that the approvals will be received in a timely manner and without imposition of unacceptable conditions; and

•

the financial analyses delivered to Frontier’s board of directors by representatives of Performance Trust as well as the opinion of Performance Trust rendered to the Frontier board of directors on January 23, 2024 to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust as set forth in the opinion, the merger consideration to be received by the holders of Frontier common stock was fair, from a financial point of view, to such holders.

The Frontier board of directors also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with National Bankshares were likely to outweigh substantially these risks and factors. These risks included:

•

that the exchange ratio for the stock component of the merger consideration is fixed, so if the market price of National Bankshares common stock is lower at the time of consummation of the merger than at the date of this proxy statement/prospectus or the date of the Frontier special meeting of shareholders, the economic value of the merger consideration to be received by holders of Frontier common stock would be lower;

•

that certain of Frontier’s officers have interests in the merger that are in addition to their interests generally as Frontier shareholders, which have the potential to influence such officers’ views and actions in connection with the merger;

•

the challenges of integrating Frontier’s business, operations and employees with those of National Bankshares, especially considering that the merger would be National Bankshares’ first bank acquisition in over 20 years;

•	that the benefits and cost savings sought in the merger would not be fully realized;

•	the costs associated with the merger and the risk that the merger would not be consummated;

•

the possibility that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company;

•	the effect of the public announcement of the merger on Frontier’s customer relationships, its ability to retain employees and the potential for disruption of Frontier’s ongoing business;

•	the potential risk of diverting management attention and resources from the operation of Frontier’s business and towards the completion of the merger;

•

that while the merger is pending, Frontier will be subject to restrictions on how it conducts business that could delay or prevent Frontier from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent;

•

the termination fee payable, under certain circumstances, by Frontier to National Bankshares, including the risk that the termination fee might discourage third parties from offering to acquire Frontier by increasing the cost of a third party acquisition; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

The foregoing discussion of the information and factors considered by the Frontier board of directors is not exhaustive, but includes the principal factors that the board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by the Frontier board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not quantify, rank or assign any relative or specific weight to the foregoing factors. Rather, it considered all of the factors as a whole. The board of directors discussed the foregoing factors, including asking questions of Frontier’s management and legal and financial advisors, and reached general consensus that the merger was in the best interests of Frontier and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. The board of directors did not undertake to make any specific determination as to whether any factor, or particular aspect of any factor, supported or did not support its ultimate decision to approve the merger agreement.

The foregoing explanation of Frontier’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

National Bankshares’ Reasons for the Merger

After careful review, discussion and consideration, National Bankshares’ board of directors, at a meeting held on January 23, 2024, unanimously determined that the merger agreement is in the best interests of National Bankshares and its shareholders. Accordingly, National Bankshares’ board of directors adopted and approved the merger agreement.

In reaching its decision to adopt and approve the merger agreement, National Bankshares’ board of directors evaluated the merger and the merger agreement in consultation with National Bankshares management, as well as National Bankshares’ financial and legal advisors, and considered a number of factors, including, but not limited to, the following principal factors:

•

the fact that acquiring Frontier would enable National Bankshares to expand its branch footprint to the market areas currently served by Frontier and improve National Bankshares’ market penetration in what it believes are three attractive banking markets – Lynchburg, Staunton and Waynesboro, Virginia;

•	Frontier’s financial condition, earnings, business, operations, and prospects, taking into account the results of National Bankshares’ due diligence investigation of Frontier;

•	the nature of Frontier’s business culture, its customer-focused approach, and its commitment to the communities in which it operates;

•	the longevity of Frontier’s customer base;

•	National Bankshares’ expectation that the merger with Frontier will increase the portion of National Bankshares’ earnings that is derived from traditional retail banking activities;

•	National Bankshares’ expectations and analyses of cost synergies, earnings accretion, tangible book value dilution, earn back period for tangible book value dilution and internal rate of return;

•	the strong capital position maintained by National Bankshares prior to the merger and the anticipated strong capital position for the combined entity following the merger;

•	the market for alternative merger or acquisition transactions in the financial services industry and the likelihood and timing of other material strategic transactions;

•	the current and prospective environment in the financial services industry, including national and local economic conditions, competition and consolidation in the industry;

•

the regulatory and other approvals required in connection with the merger and the expectation that the approvals will be received in a timely manner and without imposition of unacceptable conditions; and

•

the financial and other terms of the transaction, including that the merger consideration can be cash or stock or a mix of cash and stock, expected tax treatment, deal protection and termination fee provisions.

The National Bankshares board of directors also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of acquiring Frontier were likely to outweigh substantially these risks and factors. These risks included:

•

the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Frontier’s business, operations and workforce with those of National Bankshares, including the execution risk of data system conversion and the possible negative effect on customer relationships;

•	the potential risks of diverting management attention and resources from the operation of National Bankshares’ business and towards the completion of the merger;

•	expenses to be incurred in working toward completion of the merger; and

•

the risks of the type and nature described under the “Risk Factors” section of this proxy statement/prospectus and described in the filings of National Bankshares that are incorporated in this proxy statement/prospectus by reference.

The foregoing discussion of the information and factors considered by the National Bankshares board of directors is not exhaustive, but includes the principal factors that the board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by the National Bankshares’ board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not quantify, rank or assign any relative or specific weight to the foregoing factors. Rather, it considered all of the factors as a whole. The board of directors considered the foregoing factors as a whole, including discussions with, and questioning of, National Bankshares management and National Bankshares’ financial and legal advisors, and reached general consensus that the merger was in the best interests of National Bankshares and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. The board of directors did not undertake to make any specific determination as to whether any factor, or particular aspect of any factor, supported or did not support its ultimate decision to approve the merger agreement.

The foregoing explanation of National Bankshares’ board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Fairness Opinion of Frontier’s Financial Advisor

On January 23, 2024, Performance Trust Capital Partners, LLC rendered to Frontier Community Bank’s board of directors its written opinion (“opinion”) with respect to the fairness, from a financial point of view, to the holders of Frontier common stock, of the merger consideration to be issued to such holders pursuant to the merger agreement.

Performance Trust’s opinion was directed to Frontier’s board and only addressed the fairness, from a financial point of view, to the holders of Frontier common stock of the merger consideration and did not address any other aspect or implication of the merger. The references to Performance Trust’s opinion in this proxy statement/prospectus are qualified in their entirety by reference to the full text of Performance Trust’s written opinion, which is included as Appendix C to this proxy statement/prospectus. However, neither Performance Trust’s opinion, nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to Frontier’s board or any shareholder of Frontier as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. Performance Trust’s opinion was furnished for the use and benefit of Frontier’s board (in its capacity as such) in connection with its evaluation of the merger and should not be construed as creating, and Performance Trust will not be deemed to have, any fiduciary duty to Frontier’s board, Frontier, any security holder or creditor of Frontier or any other person, regardless of any prior or ongoing advice or relationships.

In issuing its opinion, among other things, Performance Trust:

(i)	reviewed a draft of the merger agreement;

(ii)	reviewed certain publicly available business and financial information relating to Frontier and National Bankshares;

(iii)

reviewed certain other business, financial and operating information relating to Frontier and National Bankshares provided to Performance Trust by the management of Frontier and the management of National Bankshares, including financial forecasts for Frontier for the 2023 to 2025 fiscal years ending December 31st;

(iv)

met with, either by phone or in person, certain members of the management of Frontier and National Bankshares to discuss the business and prospects of Frontier and National Bankshares and the proposed merger;

(v)

reviewed certain financial terms of the proposed transaction and compared certain of those terms with the publicly available financial terms of certain transactions that have recently been effected or announced;

(vi)	reviewed certain financial data of Frontier and compared that data with similar data for companies with publicly traded equity securities that Performance Trust deemed relevant; and

(vii)	considered such other information, financial studies, analyses, investigations, economic data, and market criteria that Performance Trust deemed relevant.

In connection with its review, Performance Trust has not independently verified any of the foregoing information and Performance Trust has assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Frontier that Performance Trust used in its analyses, the management of Frontier has advised Performance Trust, and it has assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Frontier as to the future financial performance of Frontier and Performance Trust expresses no opinion with respect to such estimates or the assumptions on which they are based. Performance Trust has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Frontier and National Bankshares since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Performance Trust that would be material to its analyses or this opinion, and that there is no information or any facts that would make any of the information reviewed by Performance Trust incomplete or misleading. Performance Trust has also assumed, with Frontier’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Frontier, National Bankshares or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to Performance Trust’s analyses or this Opinion. Performance Trust has assumed, with Frontier’s consent, that the merger agreement, when executed by the parties thereto, conformed to the draft reviewed by Performance Trust in all respects material to its analyses.

Performance Trust’s opinion only addresses the fairness, from a financial point of view, of the merger consideration to the holders of Frontier common stock in the manner set forth in the full text of its opinion, which is included as Appendix C to this proxy statement/prospectus, and the opinion does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

The issuance of Performance Trust’s opinion was approved by an authorized internal committee of Performance Trust.

Performance Trust’s opinion was necessarily based upon information made available to it as of the date the opinion was delivered of January 23, 2024, and financial, economic, market and other conditions as they existed and could be evaluated on the date the opinion was delivered. Performance Trust has no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date the opinion was delivered. Performance Trust’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Frontier, nor does it address the underlying business decision of Frontier or the Frontier board of directors to approve, recommend or proceed with the merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Performance Trust has relied on, with Frontier’s consent, advice of the outside counsel and the independent accountants of Frontier, and on the assumptions of the management of Frontier, as to all legal, regulatory, accounting, insurance and tax matters with respect to Frontier, National Bankshares and the merger.

In preparing its opinion to Frontier’s board of directors, Performance Trust performed a variety of analyses, including those described below. The summary of Performance Trust’s analyses is not a complete description of the analyses underlying Performance Trust’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Performance Trust’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Performance Trust arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Performance Trust believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Performance Trust considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Performance Trust did not make separate or quantifiable judgments regarding individual analyses. The implied value reference ranges indicated by Performance Trust’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Frontier’s control, National Bankshares’s control, and Performance Trust’s control. Much of the information used in, and accordingly the results of, Performance Trust’s analyses are inherently subject to substantial uncertainty.

Performance Trust’s opinion and analyses were provided to Frontier’s board of directors in connection with its consideration of the proposed merger and were among many factors considered by Frontier’s board in evaluating the proposed merger. Neither Performance Trust’s opinion nor its analyses were determinative of the merger consideration or of the views of Frontier’s board with respect to the proposed merger.

The following is a summary of the material financial analyses performed in connection with Performance Trust’s opinion rendered to Frontier’s board of directors on January 23, 2024. No company or transaction used in the analyses described below is identical or directly comparable to Frontier or the proposed transaction. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Performance Trust’s analyses.

Summary of Aggregate merger consideration and Implied Transaction Metrics. Performance Trust reviewed the financial terms of the proposed merger. Based on the terms listed in the merger agreement, up to 10% of the consideration can be elected to be received in cash at $14.48 per share and the remainder of the consideration shall be quoted at a 0.4250 exchange ratio to National Bankshares common stock per share of Frontier common stock. With this consideration structure, the transaction value per share for the merger is $13.83. Based upon historical financial information for Frontier as of or for the last twelve months (“LTM”) ended September 30, 2023, Performance Trust calculated the implied transaction metrics listed in the table below.

Transaction Value / Tangible Book Value	112%
Transaction Value / LTM Earnings	30.3x

Selected Nationwide Transactions Analysis. Performance Trust analyzed publicly available financial information relating to selected nationwide business combinations and other transactions Performance Trust deemed relevant. Performance Trust considered transactions with publicly disclosed transaction values announced between January 1, 2020 and January 23, 2024 involving targets with total assets less than $300 million, LTM return on average assets between 0.15% and 0.50%, and NPAs / Assets of less than 0.50%. Transactions were excluded where (i) the target is in a mutual form of organization, (ii) the transaction value information is not publicly available or (iii) the acquiror is a credit union or a known private investor group. These transactions were selected because the target companies were deemed to be similar to Frontier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected transactions. Performance Trust identified a sufficient number of transactions for purposes of its analysis but may not have included all transactions that might be deemed comparable to the proposed merger. The six selected transactions used in this analysis included (buyer / target – announce date):

•	MC Bancshares, Inc. / Heritage NOLA Bancorp, Inc – July 6, 2023

•	Community Bancorp, Inc. / Quarry City S&L Assoc. – March 22, 2022

•	Rosedale Federal S&L Assoc. / CBM Bancorp, Inc. – January 28, 2022

•	First Bancorp of Taylorsville, Inc. / Mackinaw Valley Fin. Svcs., Inc. – April 23, 2021

•	People’s Bank of Commerce / Willamette Community Bank – November 5, 2020

•	CBSH LLC / New Horizon Bank, N.A. – January 27, 2020

Performance Trust reviewed financial data for the selected transactions, including transaction value to tangible book value and transaction value to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected transactions to Frontier’s corresponding financial metrics as of September 30, 2023 to determine the implied aggregate transaction value and then compared those implied aggregate transaction values to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the selected transactions analysis are summarized below.

	Proposed Transaction Multiples	Selected Transactions Median	Selected Transactions 25th Percentile	Selected Transactions 75th Percentile
Transaction Value / Tangible Book Value	112%	127%	107%	138%
Transaction Value / LTM Earnings	30.3x	32.0x	30.4x	32.0x

	Proposed Consideration Per Share ($)	Implied Value Per Share Median ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Transaction Value / Tangible Book Value	$13.83	$16.03	$13.47	$17.40
Transaction Value / LTM Earnings	$13.83	$14.98	$14.25	$14.99

Selected Regional Transactions Analysis. Performance Trust analyzed publicly available financial information relating to selected regional business combinations and other transactions Performance Trust deemed relevant. Performance Trust considered transactions with publicly disclosed transaction values announced between January 1, 2020 and January 23, 2024 involving targets headquartered in Delaware, the District of Columbia, Maryland, North Carolina, Virginia, and West Virginia with total assets less than $300 million. Transactions were excluded where (i) the target is in a mutual form of organization, (ii) the transaction value information is not publicly available or (iii) the acquiror is a credit union or a known private investor group. The selected transactions were selected because the target companies were deemed to be similar to Frontier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected transactions. Performance Trust identified a sufficient number of transactions for purposes of its analysis but may not have included all transactions that might be deemed comparable to the proposed merger. The six selected transactions used in this analysis included (buyer / target – announce date):

•	PB Financial Corp. / Coastal Bank & Trust – August 30, 2023

•	Rosedale Federal S&L Assoc. / CBM Bancorp, Inc. – January 28, 2022

•	First National Corporation / Bank of Fincastle – February 18, 2021

•	Farmers & Merch. Bancshares, Inc. / Carroll Bancorp, Inc. – March 6, 2020

•	CBSH LLC / New Horizon Bank, N.A. – January 27, 2020

•	Pinnacle Bankshares Corp. / Virginia Bank Bankshares, Inc. – January 21, 2020

Performance Trust reviewed financial data for the selected transactions, including transaction value to tangible book value and transaction value to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected transactions to Frontier’s corresponding financial metrics as of September 30, 2023 to determine the implied aggregate transaction value and then compared those implied aggregate transaction values to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the selected transactions analysis are summarized below.

	Proposed Transaction Multiples	Selected Transactions Median	Selected Transactions 25th Percentile	Selected Transactions 75th Percentile
Transaction Value / Tangible Book Value	112%	120%	102%	130%
Transaction Value / LTM Earnings	30.3x	15.5x	10.8x	28.8x

	Proposed Consideration Per Share ($)	Implied Value Per Share Median ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Transaction Value / Tangible Book Value	$13.83	$15.21	$12.95	$16.40
Transaction Value / LTM Earnings	$13.83	$7.24	$5.08	$13.50

Selected Recent Transactions Analysis. Performance Trust analyzed publicly available financial information relating to selected regional business combinations and other transactions Performance Trust deemed relevant. Performance Trust considered transactions with publicly disclosed transaction values announced between January 1, 2023 and January 23, 2024 involving targets with total assets less than $1.0 billion. Transactions were excluded where (i) the target is in a mutual form of organization, (ii) the transaction value information is not publicly available or (iii) the acquiror is a credit union or a known private investor group. The selected transactions were selected because the target companies were deemed to be similar to Frontier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected transactions. Performance Trust identified a sufficient number of transactions for purposes of its analysis but may not have included all transactions that might be deemed comparable to the proposed merger. The 15 selected transactions used in this analysis included (buyer / target – announce date):

•	Equity Bancshares, Inc. / Rockhold Bancorp. – December 6, 2023

•	LCNB Corp. / Eagle Financial Bancorp, Inc. – November 29, 2023

•	First Busey Corp. / Merch. & Manufact. Bank Corp. – November 27, 2023

•	First Financial Corp. / Simply Bank – November 13, 2023

•	MidWestOne Financial Group, Inc. / Denver Bankshares, Inc. – September 27, 2023

•	Midfed Acquisition Corp. / Midland Capital Holdings Corp. – September 12, 2023

•	NexTier Inc. / Mars Bancorp, Inc. – August 31, 2023

•	PB Financial Corp. / Coastal Bank & Trust – August 30, 2023

•	MC Bancshares, Inc. / Heritage NOLA Bancorp, Inc – July 6, 2023

•	LCNB Corp. / Cincinnati Bancorp, Inc. – May 18, 2023

•	Wells Bancshares, Inc. / Connections Bancshares, Inc. – May 12, 2023

•	Bancorp 34, Inc. / CBOA Financial, Inc. – April 27, 2023

•	CrossFirst Bankshares, Inc. / Canyon Bancorp., Inc. – April 21, 2023

•	CCFNB Bancorp, Inc. / Muncy Bank Financial, Inc. – April 18, 2023

•	Main Street Fin. Svcs. Corp. / Wayne Savings Bancshares, Inc. – February 23, 2023

Performance Trust reviewed financial data for the selected transactions, including transaction value to tangible book value and transaction value to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected transactions to Frontier’s corresponding financial metrics as of September 30, 2023 to determine the implied aggregate transaction value and then compared those implied aggregate transaction values to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the selected transactions analysis are summarized below.

	Proposed Transaction Multiples	Selected Transactions Median	Selected Transactions 25th Percentile	Selected Transactions 75th Percentile
Transaction Value / Tangible Book Value	112%	127%	114%	142%
Transaction Value / LTM Earnings	30.3x	12.9x	9.0x	20.3x

	Proposed Consideration Per Share ($)	Implied Value Per Share Median ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Transaction Value / Tangible Book Value	$13.83	$16.07	$14.42	$17.91
Transaction Value / LTM Earnings	$13.83	$6.04	$4.20	$9.50

Selected National Public Companies Analysis. Performance Trust considered certain financial information for Frontier and compared it with selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected public companies listed below include banks with total assets less than $300 million and LTM ended September 30, 2023 return on average assets between 0.00% and 0.50%. Companies were excluded where (i) the company is in a mutual form of organization, (ii) the company is the target of an announced merger or (iii) the company’s average daily trading volume over the previous 90 days is less than 50 shares. The selected companies were selected because they were deemed similar to Frontier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Frontier. The nine selected companies used in this analysis included (company name – headquarters city, state):

•	Third Century Bancorp – Franklin, IN

•	Community Investors Bancorp, Inc. – Bucyrus, OH

•	Catalyst Bancorp, Inc. – Opelousas, LA

•	CCCB Bancorp, Inc. – Clarion, PA

•	Gouverneur Bancorp, Inc. – Gouverneur, NY

•	Liberty Northwest Bancorp, Inc. – Poulsbo, WA

•	WCF Bancorp, Inc. – Webster City, IA

•	First Sound Bank – Seattle, WA

•	First Niles Financial, Inc. – Niles, OH

Performance Trust reviewed financial data for the selected companies, including price to tangible book value and price to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected transactions to Frontier’s corresponding financial metrics as of September 30, 2023 to determine the implied aggregate value and then compared those implied aggregate values to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the selected comparable company analysis are summarized below.

	Proposed Transaction Multiples	Selected Companies Median	Selected Companies 25th Percentile	Selected Companies 75th Percentile
Trading Price / Tangible Book Value	112%	71%	65%	127%
Trading Price / LTM Earnings	30.3x	14.5x	7.8x	19.8x

	Proposed Consideration Per Share ($)	Implied Value Per Share Median ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Trading Price / Tangible Book Value	$13.83	$8.95	$8.26	$16.04
Trading Price / LTM Earnings	$13.83	$6.79	$3.67	$9.27

Selected Regional Public Companies Analysis. Performance Trust considered certain financial information for Frontier and compared it with selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected public companies listed below include banks headquartered in the Southeast and Mid-Atlantic regions as defined by S&P Global Market Intelligence with total assets less than $400 million and last twelve months ended September 30, 2023 return on average assets less than 0.75%. Companies were excluded where( i) the company is in a mutual form of organization, (ii) the company is the target of an announced merger or (iii) the company’s average daily trading volume over the previous 90 days is less than 50 shares. The selected companies were selected because they were deemed similar to Frontier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Frontier. The seven selected companies used in this analysis included (company name – headquarters city, state):

•	Delhi Bank Corp. – Delhi, NY

•	Glen Burnie Bancorp – Glen Burnie, MD

•	BankFLORIDA Bancorp, Inc. – Dade City, FL

•	Cornerstone Financial Corp. – Mount Laurel, NJ

•	JTNB Bancorp, Inc. – Jim Thrope, PA

•	CCCB Bancorp, Inc. – Clarion, PA

•	Gouverneur Bancorp, Inc. – Gouverneur, NY

Performance Trust reviewed financial data for the selected companies, including price to tangible book value and price to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected transactions to Frontier’s corresponding financial metrics as of September 30, 2023 to determine the implied aggregate value and then compared those implied aggregate values to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the selected comparable company analysis are summarized below.

	Proposed Transaction Multiples	Selected Companies Median	Selected Companies 25th Percentile	Selected Companies 75th Percentile
Trading Price / Tangible Book Value	112%	69%	65%	142%
Trading Price / LTM Earnings	30.3x	12.4x	9.2x	30.2x

	Proposed Consideration ($)	Implied Value Median ($)	Implied Value Low ($)	Implied Value High ($)
Trading Price / Tangible Book Value	$13.83	$8.70	$8.22	$17.97
Trading Price / LTM Earnings	$13.83	$5.81	$4.32	$14.17

Standalone Dividend Discount Analysis. Performance Trust analyzed the discounted present value of Frontier’s projected free cash flows to equity for the years ending December 31, 2023 through December 31, 2027 on a standalone basis. Performance Trust calculated cash flows assuming Frontier would maintain a 9.00% tangible common equity to tangible assets ratio, and that it would retain sufficient earnings to maintain that ratio and dividend out any excess cash flows. This analysis was based on the financial forecasts through year end 2025 for Frontier prepared by Frontier management and approved for use in this analysis by Frontier management. Frontier Net Income and Total Assets were grown at 5.0% thereafter. See below for additional assumptions:

•	Pre-tax Cost of Cash: 5.50%

•	Marginal Tax Rate: 21.0%

Performance Trust applied price to tangible book value multiples, ranging from 70% to 100%, to Frontier’s projected December 31, 2027 tangible book value and price to earnings multiples, ranging from 13.0x to 15.0x, to Frontier’s projected calendar year 2027 net income in order to derive a range of projected terminal values for Frontier at December 31, 2027. The projected cash flows and terminal values were discounted using a rate ranging from 14.20% to 16.20%, which reflected the cost of equity capital for Frontier using a discount rate build-up method based on the sum of the risk-free rate, industry equity risk premium, size premium, and specific company risk factor. Performance Trust reviewed the range of aggregate prices derived in the dividend discount analysis and compared them to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the dividend discount analysis are summarized below.

	Proposed Consideration Per Share ($)	Implied Value Per Share Middle ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Terminal Value Based on TBV Multiple	$13.83	$7.90	$6.70	$9.10
Terminal Value Based on P/E Multiple	$13.83	$8.01	$7.52	$8.51

Change-in-Control Dividend Discount Analysis. Performance Trust analyzed the discounted present value of Frontier’s projected free cash flows to equity for the years ending December 31, 2023 through December 31, 2027 on a standalone basis. Performance Trust calculated cash flows assuming Frontier would maintain a 9.00% tangible common equity to tangible assets ratio, and that it would retain sufficient earnings to maintain that ratio and dividend out any excess cash flows. This analysis was based on the financial forecasts through year end 2025 for Frontier prepared by Frontier management and approved for use in this analysis by Frontier management. Frontier Net Income, Total Assets, and Noninterest Expenses were grown at 5.0% thereafter. See below for additional assumptions:

•	Pre-tax Cost of Cash: 5.50%

•	Marginal Tax Rate: 21.0%

•	Pre-tax Noninterest Expense Savings: 25.0%

•	One-time Pre-tax Transaction Costs: $4.305 million

•	Gross Credit Mark: Equal to Reserves as of September 30, 2023

Performance Trust applied price to tangible book value multiples, ranging from 100% to 150%, to Frontier’s projected December 31, 2027 tangible book value and price to earnings multiples, ranging from 13.0x to 15.0x, to Frontier’s projected calendar year 2027 net income in order to derive a range of projected terminal values for Frontier at December 31, 2027. The projected cash flows and terminal values were discounted using a rate ranging from 14.20% to 16.20%, which reflected the cost of equity capital for Frontier using a discount rate build-up method based on the sum of the risk-free rate, industry equity risk premium, size premium, and specific company risk factor. Performance Trust reviewed the range of aggregate prices derived in the dividend discount analysis and compared them to the implied merger consideration of $13.83 per share in the proposed transaction. The results of the dividend discount analysis are summarized below.

	Proposed Consideration Per Share ($)	Implied Value Per Share Middle ($)	Implied Value Per Share Low ($)	Implied Value Per Share High ($)
Terminal Value Based on TBV Multiple	$13.83	$10.16	$8.16	$12.16
Terminal Value Based on P/E Multiple	$13.83	$12.50	$11.62	$13.39

Other Matters. Frontier engaged Performance Trust as financial advisor in connection with the potential merger based on Performance Trust’s experience, reputation and familiarity with Frontier’s business. Performance Trust has an investment banking division and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Performance Trust will receive a customary investment banking fee for its services equal to 2.00% of the aggregate merger consideration, or $342,000, a significant portion of which is contingent upon consummation of the transaction. The dollar amount of the fee paid to Performance Trust is due upon the successful completion of the transaction and is subject to fluctuate based on the market value of the securities exchanged. As such, the dollar amount shown above is shown for illustrative purposes. The dollar amount shown is calculated as 2.00% of the $17.1 million aggregate transaction value disclosed in National Bankshares’ Current Report on Form 8-K filed on January 24, 2024, on page 5 of investor presentation furnished as Exhibit 99.2 thereof. Frontier has previously paid Performance Trust a $10,000 retainer and a fee of $30,000 upon delivery of its fairness opinion, both of which, if the merger is completed, will be credited against Performance Trust’s investment banking fee. In addition, Frontier has agreed to indemnify Performance Trust and certain related parties for certain liabilities arising out of or related to the engagement and to reimburse Performance Trust for certain expenses incurred in connection with its engagement.

Performance Trust is a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Performance Trust and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Frontier, National Bankshares and certain of their affiliates as well as provide investment banking and other financial services to such companies and entities.

Except in connection with the present engagement, in the two years preceding the date of Performance Trust’s opinion, Performance Trust did not provide investment banking and financial advisory services to Frontier. In the two years preceding the date of Performance Trust’s opinion, Performance Trust was not engaged to provide investment banking or financial advisory services to National Bankshares.

Certain Unaudited Prospective Financial Information

Frontier does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Frontier is including in this proxy statement/prospectus certain unaudited prospective financial information that was made available to Performance Trust, Frontier’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Frontier, Performance Trust, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Frontier’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Frontier’s business, all of which are difficult to predict and many of which are beyond Frontier’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Frontier can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Frontier’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with generally accepted accounting principles in the United States (“GAAP”), published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Frontier’s historical GAAP financial statements. Neither Frontier’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Frontier can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Frontier does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Frontier or National Bankshares, as applicable, of the merger and does not attempt to predict or suggest future results of National Bankshares. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by National Bankshares as a result of the merger, the effect on either Frontier or National Bankshares, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either or Frontier or National Bankshares, as applicable, of any possible failure of the merger to occur. None of Frontier, National Bankshares or Performance Trust or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Frontier shareholder or other person regarding Frontier’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be deemed an admission or representation by Frontier or National Bankshares that it is viewed as material information of Frontier, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Frontier’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the Frontier special meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Frontier shareholders are cautioned not to place unwarranted reliance on such information, and Frontier urges all Frontier shareholders to review Frontier’s financial statements and other information contained elsewhere in this proxy statement/prospectus for a description of Frontier’s business and financial results.

The following table presents a summary of selected Frontier unaudited prospective financial data for the years 2023 through 2025 (dollars in thousands):

($ in thousands)	2023	2024	2025
Total Assets	$158,528	$165,967	$179,309
Total Loans	$132,739	$138,624	$145,473
Total Deposits	$136,589	$144,617	$158,159
Total Equity	$14,860	$15,499	$16,526
Total Equity / Total Assets (%) (1)	9.37%	9.34%	9.22%
Net Income	$431.1	$652.3	$1,058.5
Noninterest Expense	$4,188	$4,240	$4,588

(1)	Total Equity / Total Assets was not explicitly provided by the Company; these figures are calculated based on the balance sheet items provided by the Company.

Interests of Certain Frontier Directors and Executive Officers in the Merger

In considering the recommendations of the Frontier board of directors that Frontier shareholders vote in favor of the merger proposal, Frontier shareholders should be aware that Frontier executive officers may have interests in the merger that differ from, or are in addition to, their interests as shareholders of Frontier. The Frontier board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Appointment of Frontier Director to the Boards of Directors of National Bankshares and NBB. Pursuant to the merger agreement, National Bankshares and NBB will appoint one director of Frontier to the boards of directors of National Bankshares and NBB effective upon consummation of the merger. National Bankshares and NBB currently intend to select Alan J. Sweet as the Frontier director to be appointed as a director of National Bankshares and NBB. Subject to compliance with its fiduciary duties, each board of directors of National Bankshares and NBB also will nominate and recommend Mr. Sweet for reelection to the boards of directors of National Bankshares and NBB at the first annual meeting of shareholders following the effective time of the merger.

Mr. Sweet, 55, has served as the President and Chief Executive Officer and as a director of Frontier from October 2010 until the present. Mr. Sweet chairs Frontier’s Director’s Loan committee. Mr. Sweet previously served as the Executive Vice President and Senior Lender for Frontier from its inception. Before joining Frontier, Mr. Sweet worked for two different local banks as a community banker and lender for 16 years. National Bankshares’ board of directors has determined that Mr. Sweet’s experience leading Frontier and expertise as a community banker will make him a qualified member of National Bankshares’ and NBB’s board of directors. As a director of National Bankshares and NBB, Mr. Sweet will be compensated in accordance with National Bankshares’ director compensation policy as then in effect.

Change of Control Payments under Current Frontier Employment and Change in Control Agreements. Frontier currently has employment agreements with the following executive officers: Alan J. Sweet, President and Chief Executive Officer; Mark A. Strosnider, Senior Vice President and Chief Lending Officer; Faith-Hannah Huggins, Chief Financial Officer; and Charles W. Cecil, Senior Vice President and Chief Operating Officer. For the purposes of the employment agreements, the merger will constitute a “change of control.”

Under the terms of the employment agreements, if the officer’s employment is terminated within one year following a “change of control” by Frontier (or NBB as successor to Frontier) or the officer is no longer employed in the same officer position, the executive will be entitled to receive a cash amount equal to 2.99 times the sum of the officer’s base salary in effect at the time of such termination. Each employment agreement also contains non-competition and non-solicitation covenants that apply for 12 months following the officer’s termination of employment in certain circumstances.

In connection with the merger, National Bankshares and Frontier have agreed that Frontier will terminate the employment agreements immediately preceding the effective time of the merger, and that the officers will receive the required payments thereunder for a termination of employment in a change of control setting. The estimated lump-sum payments to the officers are as follows: Mr. Sweet, $615,749; Mr. Strosnider, $342,515; Ms. Huggins, $415,759; and Mr. Cecil, $323,369. The merger agreement requires Frontier to obtain a general release from each officer prior to the effective time of the merger. Such release shall be in a form reasonably acceptable to National Bankshares.

Benefits under Frontier Supplemental Retirement Plan. Frontier maintains the Frontier Community Bank Supplemental Retirement Plan (the “FCB SERP”) and has underlying participation agreements with certain officers that provide that a participant who experiences an involuntary separation from employment service within 24 months following a change in control shall be paid his or her annual retirement benefit under the FCB SERP upon reaching retirement age (the “Change in Control Enhancement”). Subject to the terms and conditions therein, each FCB SERP participation agreement provides for monthly installments payable over a 15-year period, commencing on the first day of the month following the date on which the executive attains the age of 68 and following his separation of service. The FCB SERP will be amended prior to the effective time of the merger to eliminate the Change in Control Enhancement and to freeze benefits under the FCB SERP in a manner that excludes the Change in Control Enhancement and, for Mr. Strosnider, fully vests his benefit. Under their respective FCB SERP participation agreements, Mr. Sweet’s annual benefit is approximately $26,031, Mr. Strosnider’s annual benefit is approximately $5,555 and Mr. Cecil’s annual benefit is approximately $7,134.

Advisory and Employment Arrangements with NBB Following the Merger. In connection with entering into the merger agreement, National Bankshares has agreed to enter into an advisory services agreement with Mr. Sweet under which he would provide transition, integration and advisory services for a minimum of three months after the merger and month-to-month thereafter at the discretion of National Bankshares. Pursuant to such agreement, Mr. Sweet would receive a monthly payment of $15,000 for his advisory services.

National Bankshares has also offered post-merger employment to Mr. Strosnider. Under the terms of the employment arrangement, Mr. Strosnider would receive a base salary of $175,000 and a retention bonus of $40,000 payable on the one-year anniversary of the closing date of the merger, assuming continued employment through the anniversary date. He will also receive employee benefits and incentives consistent with his officer position with NBB.

Stock Options. Upon completion of the merger, each outstanding option to purchase shares of Frontier common stock, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment in an amount equal to the product of (i) the difference between (a) $14.48 and (b) the per share exercise price of such option and (ii) the number of shares of Frontier common stock subject to such option, subject to any applicable withholding taxes. If the exercise price is greater than or equal to $14.48, then the option will be cancelled without any payment. The acceleration of all vesting requirements under the stock options is an additional benefit to Frontier directors and executive officers. As of the date of this proxy statement/prospectus, Frontier directors and executive officers held unvested stock options relating to 15,000 shares of Frontier common stock.

Indemnification and Insurance. National Bankshares has agreed to indemnify the officers and directors of Frontier against certain liabilities arising before the effective date of the merger. National Bankshares has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Frontier’s existing directors’ and officers’ liability insurance, for the current officers and directors of Frontier, subject to a cap on the cost of such policy equal to 250% of Frontier’s current annual premium.

Merger Consideration to Be Received by Frontier Directors and Executive Officers in Exchange for Their Shares of Frontier Common Stock. As noted in “Security Ownership of Certain Beneficial Owners and Management of Frontier” section on page 84, the directors and executive officers of Frontier beneficially own shares of Frontier common stock. As a result, like all other Frontier shareholders, these directors and officers will be entitled to receive the merger consideration upon the consummation of the merger. As a result of the merger, each share of Frontier common stock will be converted into the right to receive, at the election of the holder, $14.48 in cash or 0.4250 shares of National Bankshares common stock. Additionally, like other Frontier shareholders, these directors and officers will receive cash in lieu of fractional shares.

Regulatory Approvals

National Bankshares, NBB and Frontier cannot complete the merger without prior approval from the Virginia Bureau of Financial Institutions and the OCC. On February 28, 2024, National Bankshares filed its required application with the Virginia Bureau of Financial Institutions seeking approval of the acquisition of Frontier, and on the same date NBB filed its required application with the OCC seeking approval of the merger.

Under the merger agreement, in no event is National Bankshares or any of its subsidiaries required, and Frontier is not permitted (without National Bankshares’ prior written consent), to take any action, or commit to take any action, or to accept any restriction, commitment or condition, involving National Bankshares or its subsidiaries or Frontier, which would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations of National Bankshares or Frontier (which restriction, commitment, or condition could include materially increasing capital, divesting or reducing lines of businesses or asset classes, entering into compliance or remediation programs, and making material lending or investment commitments), which condition, commitment or restriction is referred to in this proxy statement/prospectus as a “burdensome condition.”

As of the date of this proxy statement/prospectus, National Bankshares and NBB have yet to receive the required approvals from the Virginia Bureau of Financial Institutions and the OCC. While National Bankshares and NBB do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, or why they would be received with conditions that constitute a burdensome condition, or other terms or restrictions not currently contemplated that will be detrimental to the combined bank after completion of the merger, they cannot be certain when or if they will receive them or as to the nature of any conditions imposed.

Dissenters’ Appraisal Rights

Shareholders of Frontier have dissenters’ appraisal rights, as described herein, which are governed by the National Bank Act, 12 U.S.C. §215a(b). If the merger is approved by the required vote of Frontier shareholders and is consummated, any record holder of Frontier common stock may require National Bankshares to pay the fair or appraised value of such holder’s common stock, determined as of the effective time of the merger, by complying with 12 U.S.C. §215a(b). A copy of 12 U.S.C. §215a is attached as Appendix B to this proxy statement/prospectus.

A Frontier shareholder who votes against the merger, or gives notice in writing to Frontier at or before the special meeting, identifying such holder and stating an intent to dissent from the merger agreement, will be entitled to receive cash in the value of such holder’s Frontier common stock if and when the merger is consummated, upon written request made to National Bankshares at any time before 30 days after the consummation of the merger, accompanied by the surrender of such holder’s stock certificates.

The value of the shares of Frontier common stock will be determined as of the effective date of the merger by a committee of three persons, one to be selected by a majority vote of the dissenting shareholders entitled to receive the value of their shares of Frontier common stock in cash, one by the directors of National Bankshares, and the third person selected by the two so chosen. The valuation agreed upon by any two of these three appraisers shall govern, but if the value fixed by the appraisers is not satisfactory to any dissenting shareholder who has requested payment as described herein, such holder may within five days after being notified of the appraised value appeal to the OCC, which will cause a reappraisal to be made. The OCC’s reappraisal will be final and binding as to the value of the shares. If within 90 days from the effective time of the merger one or more of the appraisers is not selected, or the appraisers fail to determine the value of the dissenting shares, the OCC will, upon written request of any interested party, cause an appraisal to be made which will be final and binding on all parties. The expenses of the OCC in making the appraisal or reappraisal will be paid by National Bankshares.

The foregoing summary is not a complete statement of the provisions of federal law relating to the rights of dissenting shareholders, and is qualified in its entirety by reference to such law, a copy of which is attached as Appendix B to this proxy statement/prospectus. Failure by a holder of Frontier common stock to follow the steps required under federal law for perfecting rights as a dissenting shareholder may result in a loss of such rights. Shareholders’ notices of intent to demand appraisal with respect to their shares of Frontier common stock prior to the special meeting should be sent to: Frontier Community Bank, 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, Attn: Corporate Secretary.

Certain Differences in the Rights of Shareholders

National Bankshares and Frontier are Virginia corporations governed by the Virginia SCA. In addition, the rights of National Bankshares and Frontier shareholders are governed by their respective articles of incorporation and bylaws. Upon completion of the merger, Frontier shareholders will become shareholders of National Bankshares, and as such their shareholder rights will then be governed by the articles of incorporation and bylaws of National Bankshares, each as amended, and by the Virginia SCA. The rights of shareholders of National Bankshares differ in certain respects from the rights of shareholders of Frontier.

A summary of the material differences between the rights of a Frontier shareholder under the Virginia SCA and Frontier’s articles of incorporation and bylaws, on the one hand, and the rights of a National Bankshares shareholder under the Virginia SCA and the articles of incorporation and bylaws of National Bankshares, on the other hand, is provided in this proxy statement/prospectus in the section “Comparative Rights of Shareholders” on page 76.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities, including identifiable intangible assets arising from the transaction, of Frontier will be recorded, as of completion of the merger, at their respective fair values and added to those of National Bankshares. Any excess of purchase price paid over the fair values of the assets and liabilities acquired is recorded as goodwill. Financial statements and reported results of operations of National Bankshares issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Frontier.

Resales of National Bankshares Common Stock

All shares of National Bankshares common stock to be issued to Frontier shareholders in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of National Bankshares as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with National Bankshares and may include significant shareholders of National Bankshares.

THE MERGER AGREEMENT

The following is a summary description of the material provisions of the merger agreement. The following description of the merger agreement is not complete and is subject to and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the merger agreement in its entirety as it is the legal document governing the merger.

Structure of the Merger

The National Bankshares board of directors, the NBB board of directors and the Frontier board of directors have each unanimously approved the merger agreement. In the merger, Frontier will merge with and into NBB. NBB will be the surviving bank in the merger.

Effective Time; Closing

The merger will become effective on the date and time set forth in the articles of merger filed with the Virginia SCC and the notice of consummation filed with the OCC. We anticipate that we will complete the merger in the second quarter of 2024, subject to the receipt of required shareholder and regulatory approvals, and the satisfaction or waiver of the closing conditions set forth in the merger agreement. See “– Conditions to Completion of the Merger” beginning on page 53.

There can be no assurances as to if or when the shareholder and regulatory approvals will be obtained or that the merger will be completed. If we do not complete the merger by January 23, 2025, National Bankshares and NBB, on the one hand, or Frontier, on the other hand, may terminate the merger agreement, provided that such termination right is not available to a party whose breach or failure to perform an obligation under the merger agreement has caused the failure of the merger to occur on or before such date.

Merger Consideration

General. As a result of the merger, each share of Frontier common stock issued and outstanding immediately before the effective time of the merger (except for any shares of Frontier common stock owned by National Bankshares and any dissenting shares) will be converted into the right to receive, at the election of the holder, either:

•	$14.48 in cash;

•	0.4250 shares of National Bankshares common stock; or

•	a combination of the cash consideration and stock consideration.

Frontier shareholders may also choose to make no election, in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election. Frontier shareholders have the opportunity to elect the form of consideration to be received for all shares of Frontier common stock held by them, subject to certain limitations and allocation and proration procedures set forth in the merger agreement and described in this proxy statement/prospectus. See “ – Cash or Stock Election” and “ – Allocation Procedures.”

Upon completion of the merger, each outstanding option to purchase shares of Frontier common stock, whether vested or unvested, will be cancelled and converted into the right to receive a cash payment in an amount equal to the product of (i) the difference between (a) $14.48 and (b) the per share exercise price of such option and (ii) the number of shares of Frontier common stock subject to such option, subject to any applicable withholding taxes. If the exercise price is greater than or equal to $14.48, then the option will be cancelled without any payment.

The exchange ratio of 0.4250 shares of National Bankshares common stock in the stock consideration will not be adjusted to reflect any stock price changes prior to the effective time of the merger. If the number of outstanding shares of National Bankshares common stock or Frontier common stock changes before the merger is completed because of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, reorganization or similar event, then a proportionate adjustment will be made to the merger consideration.

National Bankshares’ shareholders will continue to own their existing shares of National Bankshares common stock. Each share of National Bankshares common stock outstanding immediately prior to the effective time of the merger will continue to represent one share of common stock of National Bankshares following the merger.

Deductions and Withholdings. National Bankshares, NBB, Frontier and the exchange agent are entitled to deduct and withhold from the merger consideration such amounts, if any, it is required to deduct and withhold. To the extent that amounts are so withheld and remitted to the appropriate governmental authority, such amounts withheld will be treated as having been paid to the person for whom the deduction or withholding was made.

Fractional Shares. National Bankshares will not issue any fractional shares of common stock. Instead, a Frontier shareholder who would otherwise have received a fraction of a share will receive an amount of cash equal to the fraction of a share of National Bankshares common stock to which such holder would otherwise be entitled multiplied by the average closing sale price per share of National Bankshares common stock, as reported on the Nasdaq Capital Market, for the ten 10 consecutive trading days ending on and including the fifth trading day prior to the effective time of the merger.

Cash or Stock Election

The exchange agent will send each Frontier shareholder an election form in a separate mailing, permitting such shareholder:

•	to elect to receive shares of National Bankshares common stock in exchange for such shareholder’s shares of Frontier common stock, plus cash in lieu of any fractional shares (“stock election shares”),

•	to elect to receive cash in exchange for such shareholder’s shares of Frontier common stock (“cash election shares”), or

•	to make mixed elections, wherein a portion of their shares will be stock election shares and the remainder will be cash election shares.

You may also choose to make no election (“no election shares”), in which case the form of consideration to be received will be determined by the exchange agent depending on the amounts of cash consideration and stock consideration elected by those Frontier shareholders who make an express election.

In order to make an effective election, a Frontier shareholder must send in his, her or its properly completed election form to the exchange agent no later than 4:00 p.m. Eastern time, on May 24, 2024, the election deadline. If such shareholder either (a) does not submit a properly completed election form by the election deadline or (b) revokes his, her or its election form prior to the election deadline and does not resubmit a properly completed election form by the election deadline, then the shares of Frontier common stock held by such shareholder will be designated no election shares. National Bankshares shall determine (or National Bankshares may delegate to the exchange agent to determine) the type of consideration to be exchanged for no election shares pursuant to the terms of the merger agreement.

All elections must be made on the election form. To make an effective election, a Frontier shareholder must, in accordance with the election form, properly complete and return the election form to the exchange agent.

If a Frontier shareholder has a particular preference as to the form of consideration to be received for his, her or its shares of Frontier common stock, then such shareholder must make an election, because shares as to which an election has been made will be given priority in allocating the selected consideration over shares for which no election was made.

Frontier’s board of directors, National Bankshares’ board of directors and their financial advisors make no recommendations as to whether Frontier shareholders should elect to receive cash or National Bankshares common stock in the merger. Each Frontier shareholder must make his, her or its own decision with respect to such election, bearing in mind the tax consequences of such election. See “Material U.S. Federal Income Tax Consequences” beginning on page on 63.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this proxy statement/prospectus and in the merger agreement, you may receive National Bankshares common stock or cash in amounts that vary from the amounts you elected to receive.

Allocation Procedures

All elections by Frontier shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock and the remaining 10% of the outstanding shares of Frontier common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Frontier shareholders in the aggregate elect to receive stock consideration in exchange for more than 90% of the outstanding shares of Frontier common stock. These procedures are summarized below.

•

If stock consideration is oversubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is more than 90% of the outstanding shares of Frontier common stock, then each cash election share and no election share will be converted into the right to receive the cash consideration and a sufficient number of shares from among the holders of stock election shares will be converted on a pro rata basis into cash election shares to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock (taking into account dissenting shares described under “The Merger – Appraisal Rights”). This proration will reflect the proportion that the number of stock election shares of each holder of stock election shares bears to the total number of stock election shares. Notwithstanding the foregoing proration, National Bankshares has the right to increase the 90% limit so that greater than 90% of the shares of Frontier common stock will be exchanged for shares of National Bankshares common stock (subject to the merger continuing to qualify for treatment as a reorganization within the meaning of Section 368(a) of the Code) and the remaining percentage of the shares of Frontier common stock will be exchanged for cash.

•

If stock consideration is undersubscribed. If the total number of stock election shares (including stock election shares that are part of mixed elections) is less than 90% of the outstanding shares of Frontier common stock, then each stock election share and no election share will be converted into the right to receive the stock consideration and a sufficient number of shares from among the holders of cash election shares will be converted on a pro rata basis into stock election shares, first from among the holders of no election shares and then, if necessary, from among the holders of cash election shares, on a pro rata basis, to ensure that 90% of the outstanding shares of Frontier common stock will be converted into the right to receive National Bankshares common stock. This proration will reflect the proportion that the number of no election shares of each holder of no election shares bears to the total number of no election shares and the number of cash election shares of each holder of cash election shares bears to the total number of cash election shares, as the case may be.

The above-described allocation will be made by the exchange agent within 10 business days after the election deadline.

Exchange of Shares in the Merger

On the closing date of the merger, National Bankshares will cause to be deposited with the exchange agent the number of shares of National Bankshares common stock for the stock consideration to be delivered in the merger (in non-certificated or book-entry form), cash equal to the aggregate amount of the cash consideration payable in the merger and cash instead of any fractional shares that would otherwise be issued to Frontier shareholders in the merger.

Unless otherwise agreed to by National Bankshares and Frontier, no later than 20 days prior to the anticipated closing date, the exchange agent will send transmittal materials, including instructions for the submission of certificates, to each record holder of Frontier common stock for use in exchanging shares of Frontier common stock for the merger consideration. The exchange agent will deliver the merger consideration allocated to each Frontier shareholder, and a check instead of any fractional shares, promptly once it receives the properly completed transmittal materials, together with certificates representing a holder’s shares of Frontier common stock. Certificates representing National Bankshares common stock, into which Frontier common stock has been converted, will not be issued.

Frontier stock certificates should NOT be returned with the enclosed proxy card. They also should NOT be forwarded to the exchange agent until you receive a transmittal letter from the exchange agent.

Shares of Frontier common stock may be exchanged for the merger consideration with the exchange agent for up to six months after the completion of the merger. At the end of that period, any remaining shares of National Bankshares common stock and cash deposited with the exchange agent will be returned to National Bankshares. Any holders of shares of Frontier common stock who have not exchanged their shares will be entitled to look only to National Bankshares, and only as general creditors of National Bankshares, for payment of the merger consideration. If outstanding certificates for shares of Frontier common stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of National Bankshares common stock and cash would otherwise escheat to or become the property of any governmental authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of National Bankshares (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person or entity previously entitled to such property.

Until you properly exchange your shares of Frontier common stock for the merger consideration, you will not receive any dividends or other distributions in respect of shares of National Bankshares common stock. Once you properly exchange your shares of Frontier common stock for the merger consideration, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of National Bankshares common stock.

If you own Frontier common stock in book-entry form, you will not need to obtain Frontier stock certificates with respect to these shares to surrender them to the exchange agent.

If your certificate representing Frontier common stock has been lost, mutilated, stolen, or destroyed, you may provide an affidavit of that fact and post a bond in such amount as the exchange agent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate. Upon receipt of such affidavit and bond, the exchange agent shall issue the merger consideration in exchange for such lost, mutilated, stolen, or destroyed certificate.

Neither National Bankshares, NBB, Frontier nor the exchange agent will be liable to any holder of Frontier common stock for any amount paid or properly delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Governance

Upon the closing of the merger, the respective boards of directors of National Bankshares and NBB will each be increased in size by one, and Alan J. Sweet, a current member of the board of directors of Frontier, will be appointed to the boards of directors of National Bankshares and NBB.

Representations and Warranties

The merger agreement contains representations and warranties relating to National Bankshares’ and Frontier’s respective businesses, including:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	financial statements and accounting controls;

•	regulatory reports filed with governmental agencies and other regulatory matters;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	legal proceedings and compliance with applicable laws;

•	tax matters and tax treatment of merger;

•	employee benefit matters;

•	brokers and finders;

•	insurance;

•	Community Reinvestment Act compliance; and

•	the required vote, if any, to approve the merger agreement and the merger.

In addition, the merger agreement contains representations and warranties relating to Frontier’s business specifically, such as:

•	material contracts;

•	ownership and leasehold interests in properties;

•	labor and employment matters;

•	loan portfolio and allowance for loan losses;

•	environmental matters;

•	books and records;

•	intellectual property;

•	derivative instruments;

•	brokered deposits;

•	investment securities;

•	anti-takeover laws;

•	transactions with affiliates;

•	fiduciary accounts;

•	information systems and security; and

•	the fairness opinion with respect to the merger consideration.

With the exception of specified representations and warranties relating to corporate authority, that must be true and correct in all material respects, and representations and warranties relating to conflicts with organizational documents, capitalization, and absence of certain changes that have had or are reasonably likely to have a material adverse effect, which must be true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty, has had or is reasonably likely to have a material adverse effect (as such term is defined in the merger agreement) on the party making the representation or warranty.

The representations and warranties described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement, including being qualified by confidential disclosures, and were made for the purposes of allocating contractual risk between National Bankshares and Frontier instead of establishing these matters as facts. The representations and warranties do not survive the effective time of the merger. In addition, certain representations and warranties were made as of a specific date and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus, in the documents incorporated by reference into this proxy statement/prospectus, and in the periodic and current reports and statements that National Bankshares files with the SEC. See “Where You Can Find More Information” beginning on page 86.

Conditions to Completion of the Merger

The respective obligations of National Bankshares and Frontier to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	approval of the merger proposal by Frontier shareholders;

•	approval of the merger by the necessary federal and state regulatory authorities without imposition of a burdensome condition;

•	effectiveness of National Bankshares’ registration statement on Form S-4, of which this proxy statement/prospectus is a part;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	approval from the Nasdaq Stock Market for the listing on the Nasdaq Capital Market of the shares of common stock of National Bankshares to be issued in the merger;

•

the receipt by National Bankshares and Frontier from their respective outside legal counsel of a written legal opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement; and

•	no material adverse effect with respect to the other party shall have occurred.

In addition, National Bankshares’ obligation to complete the merger is subject to the satisfaction or waiver of the condition set forth below:

•	the aggregate number of shares of Frontier common stock for which appraisal rights have been perfected shall not represent more than 10% of the outstanding shares of Frontier common stock.

Where the merger agreement and law permits, National Bankshares and Frontier could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. National Bankshares and Frontier cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Business Pending the Merger

National Bankshares and Frontier have agreed to customary restrictions on their respective business activities until the completion of the merger. In general, National Bankshares and Frontier are required to (i) conduct their respective businesses in the ordinary and usual course, (ii) take no action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger, perform the covenants and agreements under the merger agreement or complete the merger on a timely basis, (iii) take no action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and (iv) take no action that would make any of its representations or warranties untrue.

Frontier also agreed that, until the effective time of the merger and with certain exceptions, it will not, without the prior written consent of National Bankshares:

•	amend, modify or repeal its articles of incorporation, bylaws or other similar governing instruments;

•	issue or sell any additional shares of capital stock or grant any stock options, restricted shares or other stock-based awards;

•

enter into or amend or renew any employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit, except for normal individual merit increases in the ordinary course of business consistent with past practice (excluding executive officers), provided that no such salary or wage increase will result in an annual adjustment in any individual officer’s or employee’s salary or wages of more than 3.0%;

•

enter into, establish, adopt, amend, terminate or make any contributions to, any pension, retirement, stock option, restricted stock, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or employee;

•

exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any such change that is required by law;

•

incur any indebtedness for borrowed money, other than overnight borrowings and draws under Frontier’s lines of credit as existing on the date of the merger agreement (or subsequently renewed), in each case in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practices;

•

hire any person as an employee or promote any employee, except (i) to satisfy contractual obligations as previously disclosed to National Bankshares and (ii) persons hired to fill any employee or non-officer vacancies existing as of, or arising after, the date of the merger agreement and whose employment is terminable at will and who are not contractually entitled to or subject to or eligible for any new or additional severance or similar benefits or payments that would become payable as a result of the merger or the consummation thereof, other than severance or similar benefits as disclosed to National Bankshares;

•	make, declare, pay or set aside for payment any dividend on, or redeem, purchase or otherwise acquire any shares of capital stock, or adjust, split, combine or reclassify any shares of capital stock;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for (i) other real estate owned that is sold in the ordinary course of business consistent with past practice or (ii) other transactions in the ordinary course of business consistent with past practice in amounts that do not exceed $20,000 individually or $40,000 in the aggregate;

•

acquire all or any portion of the assets, business, securities, deposits or properties of any other person, except for (i) acquisitions of securities permitted by the merger agreement, (ii) by way of foreclosures or of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith and in the ordinary course of business consistent with past practice, and (iii) in the ordinary course of business consistent with past practice in amounts that do not exceed $10,000 individually or $30,000 in the aggregate;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law;

•

make or change any material tax election, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to any material amount of taxes, or surrender any right to claim a refund of a material amount of taxes, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes;

•

enter into any new material line of business, introduce any material new products or services, make any material change to deposit products or deposit gathering or retention policies or strategies, change its material lending, investment, underwriting, pricing, originating, servicing, risk and asset liability management and other material banking, operating or board policies or practices or otherwise fail to follow such policies or practices, except as required by applicable law, regulation or policies imposed by any governmental authority, or change the manner in which its investment securities or loan portfolio is classified or reported, invest in any mortgage-backed or mortgage-related security that would be considered “high risk” under applicable regulatory guidance, or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility;

•

(i) make, renew, restructure or otherwise modify any loan other than loans made or acquired in the ordinary course of business consistent with past practice and that have (A) in the case of unsecured loans made to any one borrower that are originated in compliance with Frontier’s internal loan policies, a total exposure not in excess of $150,000, or (B) in the case of secured loans made to any one borrower that are originated in compliance with Frontier’s internal loan policies, a total exposure not in excess of $1,000,000, (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above, or (iii) enter into any loan securitization or create any special purpose funding entity;

•	enter into, modify, amend, terminate, cancel, fail to renew or extend certain material contracts;

•

(i) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than federal funds or U.S. Government securities or U.S. Government agency securities, in each case with a term of two years or less, (ii) dispose of any debt security or equity investment, or (iii) restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	enter into or settle any derivative contract;

•

make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $25,000 individually or $50,000 in the aggregate;

•

settle any claim, action, suit, proceeding, order or investigation involving a payment in excess of $20,000 individually or $50,000 in the aggregate and/or would impose any material restriction on Frontier’s business;

•

make any investment or commitment to invest in real estate or in any real estate development project (other than as a loan or by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

•

introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to, and approved by, National Bankshares prior to the date of the merger agreement);

•

fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•

incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to (i) borrowings from the Federal Home Loan Bank of Atlanta; and (ii) the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice;

•

foreclose on or take a deed or title to any real estate, other than single-family residential properties, without first conducting an environmental site assessment, or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any hazardous substances under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances into structures on the property or into the ground, ground water, or surface water of the property; or

•	agree to take any of the actions prohibited by the preceding bullet points.

National Bankshares also agreed that, until the effective time of the merger, it will not, and will not permit any of its subsidiaries to, without the prior written consent of Frontier, amend, repeal or modify any articles of incorporation, bylaws or other similar governing instruments in a manner which would have a material adverse effect on Frontier, the shareholders of Frontier, or the transactions contemplated by the merger agreement.

Additionally, at or prior to the closing of the merger:

•

Frontier, the board of directors of Frontier or a committee thereof, as applicable, shall deliver written notice to each Frontier option holder and take reasonable steps to obtain each such holder’s written acknowledgement and agreement of the treatment of such options as set forth in the merger agreement, in each case not less than 30 days prior to the closing date of the merger. Frontier shall terminate all of its equity or equity-based compensation plans effective as of, and contingent upon, the closing of the merger.

•

Subject to compliance with its fiduciary duties, the board of directors of National Bankshares shall cause its board of directors, as well as the board of directors of NBB, to be expanded by one director, with such additional seat on the board of directors to be filled by a current director of Frontier.

Regulatory Matters

National Bankshares and Frontier have each agreed to cooperate and use their reasonable best efforts to prepare as promptly as practicable all documentation, to effect all filings and to obtain all regulatory approvals necessary to consummate the merger. Please see “The Merger – Regulatory Approvals” beginning on page 45.

Shareholder Meeting and Recommendation of the Frontier Board of Directors

Frontier has agreed to call a special meeting of shareholders as soon as reasonably practicable for the purpose of obtaining the required shareholder approval of the merger proposal.

In connection with the special meeting, Frontier agreed that its board of directors would support and recommend approval of the merger agreement and the transactions contemplated thereby and use its reasonable best efforts to obtain the required shareholder votes in favor of the merger proposal unless the Frontier board has received and recommended (or submitted to shareholders) an acquisition proposal from a third party that qualifies as a “superior proposal” under the merger agreement as described and under the circumstances set forth in the next section (“– No Solicitation”).

No Solicitation

Frontier has agreed that, while the merger agreement is in effect, it will not, and will cause its officers, directors, employees, agents and representatives not to, directly or indirectly:

•	initiate, solicit, endorse or encourage any inquiries, proposals or offers with respect to any acquisition proposal; or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving Frontier:

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction;

•	any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of Frontier or 10% or more of any class of equity or voting securities of Frontier; or

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of equity or voting securities of Frontier.

Under the merger agreement, however, if Frontier receives an unsolicited bona fide written acquisition proposal, it may engage in negotiations or discussions with or provide nonpublic information to the person or entity making the acquisition proposal only if:

•	the Frontier board of directors receives the acquisition proposal prior to approval of the merger proposal by Frontier shareholders;

•

the Frontier board concludes in good faith, after consultation with and based upon the advice of outside legal counsel, that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties to shareholders under Virginia law;

•

the Frontier board also concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as defined below); and

•

Frontier receives from the person or entity making the proposal an executed confidentiality agreement, which confidentiality agreement does not provide such person or entity with any exclusive right to negotiate with Frontier.

Frontier has agreed to advise National Bankshares, within 24 hours of the receipt of any such acquisition proposal, including a description of the material terms and conditions of the proposal (including the identity of the proposing party), and to keep National Bankshares apprised of any related developments, discussions and negotiations on a current basis.

For purposes of the merger agreement, a “superior proposal” means an unsolicited, bona fide written acquisition proposal made by a person or entity that the board of directors of Frontier concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and including the terms and conditions of the merger agreement:

•	is more favorable to the shareholders of Frontier from a financial point of view, than the transactions contemplated by the merger agreement; and

•

is fully financed or reasonably capable of being fully financed and reasonably likely to receive all required approvals of governmental authorities and otherwise reasonably capable of being completed on the terms proposed on a timely basis.

With respect to the definition of “superior proposal,” the term “acquisition proposal” has the same meaning as described above, except the reference to “10% or more” is deemed to be a reference to “a majority.”

The board of directors of Frontier may (i) change its recommendation to Frontier shareholders that the shareholders approve the merger agreement or (ii) terminate the merger agreement only if it has determined in good faith, after consultation with outside legal counsel and financial advisers, that failure to pursue such superior proposal would result in a violation of its fiduciary duties under Virginia law. Prior to taking such action, Frontier will provide National Bankshares with five business day notice and response period for National Bankshares to alter the terms of the merger agreement.

Except as otherwise provided in the merger agreement, nothing contained in the non-solicitation provisions of the merger agreement will permit Frontier to terminate the merger agreement or affect any of its other obligations under the merger agreement.

Certain Additional Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among others, covenants relating to using reasonable best efforts to consummate the merger, access to and the provision of information and notices of certain events, confidentiality, preparation and filing of the registration statement of which this proxy statement/prospectus forms a part, public announcements relating to the merger agreement, employee benefit plans and severance pay for Frontier employees terminated other than for cause within nine months from the effective time of the merger, the listing of the shares of National Bankshares common stock on the Nasdaq Capital Market, exemption from takeover laws, Frontier modifying certain valuation policies and practices, permitting representatives of National Bankshares to attend as observers any meeting of the management loan committee of Frontier where the total exposure of a borrower exceeds certain thresholds, using commercially reasonable efforts to obtain third-party consents to transfer certain real and personal property leases to National Bankshares or NBB in connection with the merger, and National Bankshares’ having the funds required to pay the cash consideration and any cash due to dissenting shares.

Termination of the Merger Agreement

The merger agreement may be terminated, and the merger abandoned, at any time before the merger is completed by mutual consent of National Bankshares, NBB and Frontier. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

•

by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if the merger has not been completed by January 23, 2025 or such later date as agreed to by the parties in writing, provided that this right to terminate shall not be available to any party whose breach or failure to perform an obligation under the merger agreement has caused the failure of the merger to occur prior to such date;

•

by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party, provided that the terminating party is not then in breach of any representation, warranty, covenant or agreement (as applicable) contained in the merger agreement;

•	by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if Frontier shareholders do not approve the merger proposal;

•

by National Bankshares and NBB at any time before Frontier’s shareholders approve the merger if (i) Frontier breaches its obligations regarding the non-solicitation of competing offers for certain corporate transactions; (ii) the Frontier board (a) fails to recommend to the Frontier shareholders that they approve the merger proposal, or (b) withdraws, modifies or changes such recommendation in any manner adverse to National Bankshares; or (iii) Frontier materially breaches its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the merger proposal;

•

by National Bankshares and NBB, if (i) Frontier enters into an agreement with any person to merge or consolidate with or acquire Frontier, or purchase, lease or otherwise acquire all or substantially all of the assets of Frontier, or purchase or otherwise acquire from Frontier securities representing 10% or more of the voting power of Frontier or (ii) a tender or exchange offer is commenced for 10% or more of the outstanding shares of Frontier common stock, and the Frontier board recommends that the Frontier shareholders tender their shares or otherwise fails to recommend that shareholders reject such offer; or

•

by Frontier at any time before Frontier’s shareholders approve the merger in order for Frontier to enter into an agreement with respect to a “superior proposal,” which has been received and considered by Frontier in compliance with the applicable terms of the merger agreement.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances), public announcements, confidentiality of information exchanged between the parties and miscellaneous provisions will survive any such termination. Termination will not relieve any breaching party from liabilities or damages arising out of its willful and material breach of the merger agreement.

Termination Fee

The merger agreement provides that Frontier must pay National Bankshares a $685,000 termination fee under the circumstances and in the manner described below:

•

if, before Frontier’s shareholders approve the merger, National Bankshares and NBB terminate the merger agreement because (i) Frontier breaches its obligations regarding the non-solicitation of competing offers for certain corporate transactions; (ii) the Frontier board (a) fails to recommend to the Frontier shareholders that they approve the merger proposal, or (b) withdraws, modifies or changes such recommendation in any manner adverse to National Bankshares; or (iii) Frontier materially breaches its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the merger proposal;

•

if National Bankshares and NBB terminate the merger agreement because (i) Frontier enters into an agreement with any person to merge or consolidate with or acquire Frontier, or purchase, lease or otherwise acquire all or substantially all of the assets of Frontier, or purchase or otherwise acquire from Frontier securities representing 10% or more of the voting power of Frontier or (ii) a tender or exchange offer is commenced for 10% or more of the outstanding shares of Frontier common stock, and the Frontier board recommends that the Frontier shareholders tender their shares or otherwise fails to recommend that shareholders reject such offer;

•

if, before Frontier’s shareholders approve the merger, Frontier terminates the merger agreement in order for Frontier to enter into an agreement with respect to a “superior proposal,” which has been received and considered by Frontier in compliance with the applicable terms of the merger agreement; or

•

if (i) the merger agreement is terminated (A) by National Bankshares and NBB as a result of a breach by Frontier of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to Frontier, (B) by National Bankshares and NBB, on the one hand, or Frontier, on the other hand, if the merger has not been completed by January 23, 2025 or such later date as agreed to by the parties in writing, or (C) by either National Bankshares and NBB, on the one hand, or Frontier, on the other hand, because the merger has not been approved by the shareholders of Frontier at the special meeting, and in the case of termination pursuant to clauses (A), (B) or (C) an acquisition proposal has been publicly announced or otherwise communicated or made known to the shareholders, senior management or board of directors of Frontier (or any person has publicly announced, communicated or made known an intention, whether or not conditional, to make an acquisition proposal) prior to the taking of the vote of the shareholders of Frontier contemplated by the merger agreement, in the case of clause (C) above, or prior to the date of termination, in the case of clauses (A) or (B) above, and (ii) within 15 months after such termination Frontier enters into an agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above).

Any termination fee that becomes payable to National Bankshares pursuant to the merger agreement will be paid by wire transfer of immediately available funds to an account designated by National Bankshares. If Frontier fails to timely pay the termination fee to National Bankshares, Frontier also will be obligated to pay the costs and expenses incurred by National Bankshares to successfully collect such payment, together with interest.

Indemnification and Insurance

National Bankshares has agreed to indemnify the directors and officers of Frontier against certain liabilities arising before the effective time of the merger. National Bankshares has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Frontier’s existing directors’ and officers’ liability insurance, for the current directors and officers of Frontier, subject to a cap on the cost of such policy equal to 250% of Frontier’s current annual premium.

Expenses

In general, whether or not the merger is completed, National Bankshares and Frontier will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement, except that the costs and expenses of printing and mailing this proxy statement/prospectus will be incurred by Frontier.

Waiver and Amendment

Any term or provision of the merger agreement may be waived by the party which is, or whose shareholders are, entitled to the benefits thereof. The terms of the merger agreement may be amended at any time before the merger by agreement of the parties, whether before or after the special meeting, except with respect to statutory requirements and requisite shareholder and regulatory authority approvals.

Support and Non-Competition Agreements

Simultaneously with the execution of the merger agreement, all of the directors and executive officers of Frontier entered into a support and non-competition agreement with National Bankshares and Frontier. The following summary describes certain material provisions of the form of support agreement and is qualified in its entirety by reference to the form of support agreement, which is Exhibit 5.8 to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by this reference. This summary does not purport to be complete and may not contain all of the information about the support agreements that may be important to you. You are encouraged to read the form of support agreement carefully and in its entirety.

Agreement to Vote Covered Shares and Support the Merger. Under the support agreements, each Frontier director and executive officer agreed to cause all of the shares of Frontier common stock over which he or she exercises sole rights of voting and disposition to be voted in favor of approving the merger agreement and the merger and against acquisition proposals and other actions that could reasonably be expected to result in a breach of the merger agreement or otherwise interfere with the consummation of the merger, unless National Bankshares is in material default with respect to a material covenant, representation, warranty or agreement made by it in the merger agreement. Each Frontier director and executive officer agrees that he or she will not make any statement, written or oral, to the effect that he or she does not support the merger or that other Frontier shareholders should not support the merger. As of the record date of the Frontier special meeting, there were 112,606 shares subject to support agreements (“covered shares”), which represented approximately 9.3% of the Frontier common stock outstanding.

Transfer Restrictions. Each Frontier director and executive officer also agreed, subject to certain exceptions, not to tender into any tender or exchange offer or to sell, transfer, pledge, hypothecate, grant a security interest in, or otherwise dispose of or encumber any covered shares, or any options, warrants, rights or other securities convertible into or exchangeable for covered shares, without the prior written consent of National Bankshares, provided that such restriction does not apply to shares of Frontier common stock that are hypothecated or as to which a security interest already has been granted as of the date of the support agreement.

Non-Solicitation. Each Frontier director and executive officer also agreed to not solicit, and to not authorize, direct, induce or encourage any other person to solicit, from any third party any inquiries or proposals relating to the disposition of Frontier’s business or assets, the acquisition of voting securities of Frontier or the merger of Frontier with any person other than National Bankshares or a subsidiary of National Bankshares. The support agreements also restrict Frontier directors and executive officers from providing a third party with information or assistance relating to, or conducting discussions in furtherance of, such inquiries or proposals, except as permitted in limited circumstances under the merger agreement.

Non-Competition. For a period of 12 months from the effective time of the merger, each Frontier director and executive officer has agreed not to, directly or indirectly:

•

serve as a member of the board of directors (including any advisory board) of any financial institution, or the direct or indirect holding company or subsidiary of a financial institution or holding company, with an office or branch located within a 35-mile radius of any office or branch of National Bankshares, NBB, Frontier, or any subsidiary or affiliate thereof, as of the date of the merger agreement or at the effective time of the merger (the “covered area”);

•

serve on the board of directors of any company with an office or branch in the covered area that provides any of the products or services provided by National Bankshares, NBB, Frontier, or any subsidiary or affiliate thereof, as of the date of the merger agreement or the effective time of the merger;

•

solicit to employ or engage the services of any of the officers or employees of National Bankshares or NBB, including former employees of Frontier (other than such employees or officers who have been terminated by National Bankshares, NBB or Frontier prior to such solicitation or engagement);

•

initiate or maintain contact with any officer, director or employee of National Bankshares or NBB, including former employees of Frontier, regarding the business, operations, prospects or finances of National Bankshares or NBB, except for conversations with employees that are necessary to conduct routine banking business or transactions; or

•

solicit customers of National Bankshares or NBB, or any subsidiary or affiliate thereof by or on behalf of any bank or provider of any of the products or services offered by National Bankshares or NBB or any subsidiary or affiliate thereof.

Termination. The provisions of the support agreements related to the voting of the covered shares and the transfer restrictions on the covered shares expires upon the earlier of (i) the termination of the merger agreement and (ii) the effective time of the merger.

Possible Alternative Merger Structure

The merger agreement provides that National Bankshares, NBB and Frontier may mutually agree to change the method or structure of the merger. However, no change may be made that:

•	alters or changes the merger consideration;

•	adversely affects the tax treatment of the merger agreement; or

•	materially impedes or delays completion of the merger in a timely manner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations, assumptions and qualifications described herein, in the opinion of each of Williams Mullen and Woods Rogers Vandeventer Black PLC, the following discussion summarizes the material U.S. federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of Frontier common stock. The opinions of Williams Mullen, tax counsel for National Bankshares and NBB, and Woods Rogers Vandeventer Black PLC, tax counsel for Frontier, are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Frontier common stock and is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders who hold their shares of Frontier common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange those shares for the merger consideration in the merger. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; regulated investment companies and real estate investment trusts; tax-exempt organizations; holders of Frontier common stock subject to the alternative minimum tax provisions of the Code; S corporations; partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities); holders of Frontier common stock whose functional currency is not the U.S. dollar; holders who hold shares of Frontier common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction” (as such terms are used in the Code) or other integrated investment; holders of Frontier common stock who acquired such stock through the exercise of employee stock options or similar derivative securities or otherwise as compensation; a person who owns or has owned (directly, indirectly or constructively) 1% or more of National Bankshares common stock or Frontier common stock or otherwise exercises control over National Bankshares’ or Frontier’s corporate affairs; a grantor trust; a controlled foreign corporation or a passive foreign investment company; U.S. expatriates; persons who purchased their shares of Frontier common stock as part of a wash sale; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to National Bankshares common stock as a result of such item being taken into account in an applicable financial statement).

This discussion does not address any tax consequences arising under any U.S. state or local, or foreign laws, the Medicare contribution tax, the alternative minimum tax or under any U.S. federal laws other than U.S. federal income tax laws (such as estate or gift tax laws).

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Frontier common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Frontier common stock, and any partners in such partnership, are strongly urged to consult their own tax advisors about the tax consequences of the merger to them.

This discussion, and the tax opinions referred to herein, is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, or be subject to differing interpretation, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. The opinions described herein will not be binding on the Internal Revenue Service (“IRS”), or any court. National Bankshares, NBB and Frontier have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You are strongly urged to consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state and local, foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to each of National Bankshares’, NBB’s and Frontier’s obligation to complete the merger that each receive an opinion from its tax counsel, Williams Mullen and Woods Rogers Vandeventer Black PLC, respectively, dated the closing date of the merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court. National Bankshares and Frontier each have the ability to waive the condition to obtain a legal opinion. Neither National Bankshares nor Frontier currently intends to waive this opinion condition to its obligation to consummate the merger. If either National Bankshares or Frontier waives this opinion condition after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to National Bankshares and Frontier shareholders have materially changed, Frontier will recirculate appropriate soliciting materials to resolicit the votes of Frontier shareholders. National Bankshares and Frontier have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the opinion of counsel. In addition, if any of the representations or assumptions upon which these opinions are based are inconsistent with the actual facts, the accuracy of these opinions regarding the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each Frontier stockholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. These tax opinions will be based on representations by National Bankshares, NBB and Frontier, as well as certain covenants and undertakings by National Bankshares, NBB and Frontier and customary assumptions. The remainder of this discussion is based on the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences to Holders of Frontier Common Stock Who Receive Solely National Bankshares Common Stock

If you are a holder of Frontier common stock that exchanges shares of Frontier common stock solely for shares of National Bankshares common stock pursuant to the merger, you will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of National Bankshares common stock. The aggregate tax basis of National Bankshares common stock received in the merger (including any fractional shares of National Bankshares common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate tax basis of the Frontier common stock for which it is exchanged, decreased by the amount of basis allocated to the fractional share deemed received and then exchanged. The holding period of National Bankshares common stock received in exchange for shares of Frontier common stock (including fractional shares of National Bankshares common stock deemed received and exchanged, as discussed below) will include the holding period of the Frontier common stock for which it is exchanged. If you acquired different blocks of shares of Frontier common stock at different times or at different prices, the tax basis and holding period for each block of shares of National Bankshares common stock you receive in the merger will be determined on a block-for-block basis depending on the tax basis and holding period of each block of shares of Frontier common stock exchanged therefor. A U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of National Bankshares common stock received in the merger.

Tax Consequences to Holders of Frontier Common Stock Who Receive Solely Cash or Elect to Assert Appraisal Rights

If you are a holder of Frontier common stock that exchanges your shares of Frontier common stock solely for cash pursuant to the merger or who receives cash in exchange for your shares of Frontier common stock by making a valid election to exercise appraisal rights, you will recognize gain or loss in an amount equal to the difference between the amount of cash that you receive and the adjusted tax basis of your shares of Frontier common stock exchanged therefor. The gain or loss should be capital gain or capital loss and will be long-term capital gain or loss if you owned the exchanged shares of Frontier common stock for more than one year as of the effective time of the merger. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. In addition, gains and losses recognized on the exchange of your shares of Frontier common stock pursuant to the merger may be subject to the net investment income tax. See “Net Investment Income Tax” below.

If you actually, indirectly or constructively hold shares of National Bankshares common stock immediately prior to the merger, you should be aware that in certain circumstances there is a possibility that all or a portion of the cash you receive in exchange for your shares of Frontier common stock pursuant to the merger could be recharacterized as dividend income. Each holder of Frontier common stock is strongly encouraged to consult its tax advisor as to the possibility that all or a portion of the cash payment received will be treated as dividend income and to carefully review the information set forth in the rest of this section.

Tax Consequences to Holders of Frontier Common Stock Who Receive National Bankshares Common Stock and Cash

If you are a holder of Frontier common stock that exchanges your shares of Frontier common stock for shares of National Bankshares common stock and cash pursuant to the merger, you generally will recognize gain (but not loss) with respect to such cash in an amount equal to the lesser of (1) the excess, if any, of the sum of the cash received and the fair market value of the shares of National Bankshares common stock received pursuant to the merger over your adjusted tax basis in your shares of Frontier common stock surrendered, or (2) the amount of cash you received in exchange for your shares of Frontier common stock pursuant to the merger. If you acquired different blocks of Frontier common stock at different times or at different prices, gain or loss must be calculated separately for each identifiable block of shares of Frontier common stock surrendered in the merger. You should consult your tax advisor regarding the manner in which cash and shares of National Bankshares common stock should be allocated among different blocks of your Frontier common stock surrendered in the merger and the manner in which gain or loss should be determined. Any gain recognized generally will be treated as capital gain and will be long-term capital gain if, as of the effective time of the merger, your holding period with respect to the shares of Frontier common stock surrendered exceeds one year.

The aggregate tax basis of your shares of National Bankshares common stock received (including any fractional shares deemed received and exchanged for cash) in exchange for your shares of Frontier common stock pursuant to the merger will be equal to the aggregate tax basis of your shares of Frontier common stock surrendered, reduced by the amount of cash you received in exchange for your shares of Frontier common stock pursuant to the merger (other than cash received in lieu of a fractional share of National Bankshares common stock) and increased by the amount of gain, if any, recognized by you on the exchange (other than any gain or dividend income recognized on the receipt of cash for a fractional share of National Bankshares common stock). The holding period of the shares of National Bankshares common stock you receive in the merger (including any fractional shares deemed received and exchanged for cash) will include your holding period of the shares of Frontier common stock surrendered in the merger. If you acquired different blocks of Frontier common stock at different times or at different prices, the basis and holding period of each block of National Bankshares common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Frontier common stock exchanged for such block of National Bankshares common stock. You should consult your tax advisor regarding the manner in which cash and the shares of National Bankshares common stock should be allocated among your shares of Frontier common stock and the manner in which the above rules would apply to your particular circumstances. In addition, gains and losses recognized on the exchange of your shares of Frontier common stock pursuant to the merger may be subject to the net investment income tax. See “Net Investment Income Tax” below.

In some cases, if you actually or constructively own shares of National Bankshares common stock (other than the shares of National Bankshares common stock received as consideration in connection with the merger), the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of your ratable share of accumulated earnings and profits (as calculated for U.S. federal income tax purposes). In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage ownership of National Bankshares common stock. For purposes of determining whether the Frontier shareholder’s receipt of cash has the effect of a distribution of a dividend, the shareholder will be treated as if such shareholder first exchanged all of such shareholder’s Frontier common stock solely in exchange for shares of National Bankshares common stock and then National Bankshares immediately redeemed a portion of that stock for the cash that the shareholder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to a holder of Frontier common stock if such receipt is, with respect to such shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to the shareholder (or with respect to a shareholder receiving only cash, who does not actually or constructively own any shares of National Bankshares common stock following the merger). As noted above under “Tax Consequences to Holders of Frontier Common Stock Who Receive Solely Cash or Elect to Assert Appraisal Rights”, the foregoing rules may apply to a holder of Frontier common stock receiving only cash in the merger if such shareholder actually or constructively owns shares of National Bankshares common stock following the merger. However, in addition to the tests described above, the deemed redemption will not result in dividend treatment if it constitutes a “complete termination” of such shareholder’s interest, which would apply if such shareholder does not actually or constructively own any shares of National Bankshares common stock following the merger. Because the rules are complex and the possibility of dividend treatment depends upon each Frontier shareholder’s particular circumstances, including the application of constructive ownership rules under Section 318 of the Code, holders of Frontier common stock are strongly encouraged to consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Tax Consequences to Holders of Frontier Common Stock Who Receive Cash in Lieu of Fractional Shares

If you are a holder of Frontier common stock and, as a result of the merger, you receive cash in lieu of a fractional share of National Bankshares common stock, your receipt of such cash will be treated as if the fractional share of National Bankshares common stock had been distributed to you as part of the merger, and then as you selling such fractional share. Consequently, you generally will recognize gain or loss with respect to the cash received in lieu of such fractional share equal to the difference between the amount of cash received and the tax basis allocated to such fractional share (as described above). Such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if you have held your shares of Frontier common stock for more than one year as of the effective time of the merger. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. In addition, gains and losses recognized on the exchange of your shares of Frontier common stock pursuant to the merger may be subject to the net investment income tax. See “Net Investment Income Tax” below.

Net Investment Income Tax

Certain non-corporate holders of Frontier common stock with taxable incomes over certain threshold amounts, including individuals and certain estates and trusts, may be subject to an additional 3.8% tax on all or a portion of their “net investment income.” This tax amounts to an additional 3.8% tax on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of an individual, will be between $125,000 and $250,000, depending on the individual’s circumstances). Net investment income may include dividends and net gains from the disposition of shares of stock, including gains or dividends recognized by holders of Frontier common stock as a result of exchanging their shares of Frontier common stock for cash and, if applicable, National Bankshares common stock pursuant to the merger agreement. Holders of Frontier common stock are urged to consult their own tax advisors regarding the potential applicability of the net income tax to them and the implications of the net investment income tax.

Tax Consequences to National Bankshares, NBB and Frontier

National Bankshares, NBB and Frontier will be a party to the merger within the meaning of Section 368(b) of the Code. Neither NBB nor Frontier will recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

Backup Withholding and Information Reporting, and Certain Reporting Requirements

If you are a non-corporate U.S. holder of Frontier common stock you may be subject, under certain circumstances, to backup withholding (currently at a rate of 24%) with respect to any cash payment you received in the merger. However, backup withholding will not apply to you if you either (a) furnish a correct taxpayer identification number and certify that you are not subject to backup withholding or (b) otherwise prove to National Bankshares and its exchange agent that you are exempt from backup withholding. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

If you are a U.S. holder that receives National Bankshares common stock in the merger and are considered a “significant holder,” you will be required (1) to file a statement with your U.S. federal income tax return providing certain facts pertinent to the merger, including your tax basis in, and the fair market value of, the Frontier common stock that you surrendered, and (2) to retain permanent records of these facts relating to the merger. You are a “significant holder” if, immediately before the merger, you (a) owned at least 1% (by vote or value) of the outstanding stock of Frontier, or (b) owned Frontier securities with a tax basis of $1.0 million or more.

The foregoing discussion of material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and may not be construed as, tax advice. Holders of Frontier common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

MARKET FOR COMMON STOCK AND DIVIDENDS

National Bankshares common stock is traded on the Nasdaq Capital Market under the symbol “NKSH.” Frontier’s common stock is not traded through an organized exchange nor is there a known active public or private trading market. Frontier’s common stock has only been traded inactively in private transactions.

As of March 13, 2024, the last day prior to the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 5,893,782 shares of National Bankshares common stock outstanding, which were held by approximately 549 holders of record, and, as of March 25, 2024, there were 1,216,015 shares of Frontier common stock outstanding, which were held by approximately 757 holders of record. Such numbers of record holders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

National Bankshares

The following table sets forth during the periods indicated the high and low per share closing sales prices of National Bankshares common stock as reported on the Nasdaq Capital Market and the dividends declared per share of National Bankshares common stock.

	National Bankshares Common Stock
			Dividends
	Sales Price		Declared
	High	Low	Per Share
2024
First Quarter	$34.24	$29.00	$—
Second Quarter (through April 9, 2024)	34.60	31.15	—
2023
First Quarter	$43.20	$31.46	$1.00
Second Quarter	33.70	26.61	0.73
Third Quarter	32.34	24.43	—
Fourth Quarter	36.52	22.72	0.78
2022
First Quarter	$37.68	$35.40	$—
Second Quarter	37.27	31.40	0.72
Third Quarter	34.47	30.72	—
Fourth Quarter	40.30	33.56	0.78

Frontier

The table below shows the range of high and low sale prices for Frontier common stock during the periods indicated. These sale prices represent known transactions and do not necessarily represent all trading transactions for the periods. Management of Frontier has reviewed the limited information available as to the ranges at which Frontier common stock has been sold. Because of the thin trading, the following data regarding Frontier common stock is provided for information purposes only and should not be viewed as indicative of the actual or market value of the common stock.

	Frontier Common Stock
			Dividends
	Sales Price		Declared
Time Period	High	Low	Per Share
2024 (through April 9, 2024)	—	—	$—
2023	$12.54	$8.50	$0.06
2022	$9.50	$6.50	$0.05

The following table sets forth the closing sale prices per share of National Bankshares common stock as reported on the Nasdaq Capital Market on January 23, 2024, the last trading day before the parties announced the signing of the merger agreement, and on April 9, 2024, the last trading day before the date of this proxy statement/prospectus. The following table also includes the equivalent market value per share of Frontier common stock on January 23, 2024 and on April 9, 2024, which reflects the product of the exchange ratio of 0.4250 multiplied by the closing sale price of National Bankshares common stock on the dates indicated.

	National Bankshares Common Stock	Equivalent Market Value Per Share of Frontier
January 23, 2024	$32.22	$13.69
April 9, 2024	$31.15	$13.24

The value of the stock consideration to be received by certain Frontier shareholders for each share of Frontier common stock will be based on the most recent closing price of National Bankshares’ common stock prior to the completion of the merger. Because the stock consideration will not be adjusted for fluctuations in market value and because the market value of the shares of National Bankshares common stock to be received by certain Frontier shareholders will change prior to completion of the merger, shareholders of Frontier are not assured of receiving a specific market value of National Bankshares common stock, and thus a specific market value for their shares of Frontier common stock, at the effective time of the merger. National Bankshares cannot assure you that its common stock will continue to trade at or above the prices shown above. You should obtain current stock price quotations for the National Bankshares common stock from a newspaper, via the Internet or by calling your broker.

National Bankshares is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary bank. Therefore, National Bankshares’ principal sources of funds with which to pay dividends on its stock and its other separate expenses are dividends it receives from NBB.

NBB is subject to certain regulatory and other legal restrictions on the amount of dividends it is permitted to pay to National Bankshares. See “Description of National Bankshares Capital Stock – Common Stock – Dividends” on page 72.

National Bankshares has historically declared and paid dividends on its common stock in the second and fourth quarters, and it anticipates declaring and paying dividends at the same frequency after completion of the merger. National Bankshares does not intend to change its dividend strategy but has and will continue to evaluate that decision on a regular basis. After the merger, the final determination of the timing, amount and payment of dividends on National Bankshares common stock will be at the discretion of its board of directors and will depend upon the earnings of National Bankshares and its subsidiaries, the financial condition of National Bankshares and other factors, including general economic conditions and applicable governmental regulations and policies.

Frontier does not currently pay a regular cash dividend on shares of its common stock, and, should the merger not be consummated, Frontier does not intend to pay dividends in the foreseeable future.

INFORMATION ABOUT NATIONAL BANKSHARES, INC.

National Bankshares, Inc., headquartered in Blacksburg, Virginia, is a financial holding company and registered bank holding company under the Bank Holding Company Act of 1956. The company was incorporated under the laws of the Commonwealth of Virginia in 1986. National Bankshares conducts most of its operations through its wholly-owned community bank subsidiary, The National Bank of Blacksburg. National Bankshares also owns National Bankshares Financial Services, Inc., which does business as National Bankshares Insurance Services and National Bankshares Investment Services, and provides non-deposit investment and insurance products to customers. The common stock of National Bankshares is traded on the Nasdaq Capital Market under the symbol “NKSH.”

The National Bank of Blacksburg is a national banking association that provides a full range of commercial and consumer banking services to customers through 24 full-service offices, primarily in southwest Virginia, and three loan production offices in Roanoke, Staunton and Charlottesville, Virginia. NBB, which also does business as National Bank, was originally chartered in 1891.

As of December 31, 2023, National Bankshares had total consolidated assets of approximately $1.66 billion, total consolidated loans of approximately $857.18 million, total consolidated deposits of approximately $1.50 billion, and consolidated shareholders’ equity of approximately $140.52 million.

The principal executive offices of National Bankshares are located at 101 Hubbard Street, Blacksburg, Virginia 24060, and its telephone number is (540) 951-6300. National Bankshares’ website can be accessed at www.nationalbankshares.com. Information contained on National Bankshares’ website does not constitute part of, and is not incorporated into, this proxy statement/prospectus. Additional information about National Bankshares is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT FRONTIER COMMUNITY BANK

Frontier Community Bank, headquartered in Waynesboro, Virginia, is a Virginia banking corporation incorporated under the laws of the Commonwealth of Virginia in 2006. Frontier offers traditional banking products to local retail consumers and businesses through three full-service banking offices in Waynesboro, Lynchburg and Staunton, Virginia, servicing those markets and the surrounding areas. Commercial and consumer demand and time deposit accounts, as well as mortgage, commercial and consumer loans, are provided to customers. Frontier is subject to regulation by the Federal Reserve and the Bureau of Financial Institutions of the Virginia SCC.

As of December 31, 2023, Frontier had total assets of approximately $156.42 million, total loans of approximately $132.77 million, total deposits of approximately $126.99 million, and shareholders’ equity of approximately $15.73 million.

The principal executive offices of Frontier are located at 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980, and its telephone number is (540) 932-9100. Frontier’s website can be accessed at www.frontiercommunitybank.com. Information contained on Frontier’s website does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

DESCRIPTION OF NATIONAL BANKSHARES CAPITAL STOCK

The following summary description of the material features of the capital stock of National Bankshares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of Virginia and federal law and by National Bankshares’ articles of incorporation and bylaws, each as amended.

As a result of the merger, Frontier shareholders who receive shares of National Bankshares common stock in the merger will become shareholders of National Bankshares. Your rights as shareholders of National Bankshares will be governed by Virginia and federal law and the articles of incorporation and the bylaws of National Bankshares, each as amended. We urge you to read the applicable provisions of the Virginia SCA, National Bankshares’ articles of incorporation and bylaws, each as amended, and federal laws governing bank holding companies carefully and in their entirety.

As of March 28, 2024, the common stock of National Bankshares was the only class of its securities registered under Section 12 of the Exchange Act.

Authorized and Outstanding Capital Stock

The authorized capital stock of National Bankshares consists of (i) 10,000,000 shares of common stock, par value $1.25 per share, of which 5,893,782 shares were issued and outstanding and held by approximately 549 holders of record as of March 13, 2024, and (ii) 5,000,000 shares of undesignated preferred stock, no par value, of which no shares were issued and outstanding as of March 13, 2024.

As of March 13, 2024, there were no options outstanding to purchase shares of National Bankshares common stock and 4,095 shares of National Bankshares common stock that were subject to unvested restricted stock awards granted under the National Bankshares 2023 Stock Incentive Plan.

Common Stock

General. Each share of National Bankshares common stock has the same relative rights as, and is identical in all respects to, each other share of National Bankshares common stock. National Bankshares common stock is traded on the Nasdaq Capital Market under the symbol “NKSH.” The transfer agent for National Bankshares common stock is Computershare, Inc., 150 Royall Street, Suite 101, Canton, Massachusetts 02021.

Dividends. Holders of National Bankshares common stock are entitled to receive dividends or distributions as may be declared by National Bankshares’ board of directors out of funds legally available therefor. The payment of distributions by National Bankshares is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to common shareholders is subject to any prior rights of outstanding preferred stock.

In addition, as a bank holding company, National Bankshares’ ability to pay dividends is affected by the ability of NBB, its United States-chartered banking subsidiary, to pay dividends to the holding company. The ability of NBB, as well as National Bankshares, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of National Bankshares, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of National Bankshares and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of National Bankshares available for distribution in cash or in kind.

Voting Rights. The holders of National Bankshares common stock are entitled to one vote per share. A quorum at any meeting of National Bankshares shareholders is a majority of the votes entitled to be cast, represented in person or by proxy. If a quorum exists, action on a matter is approved by a majority of the votes cast within the voting group, unless a greater vote is required by law or the articles of incorporation, except that in elections of directors those receiving the greatest number of votes shall be elected even though less than a majority. National Bankshares shareholders are not entitled to cumulative voting rights in the election of National Bankshares directors.

Classes of Directors. National Bankshares’ board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive Rights; Redemption and Assessment. Holders of National Bankshares common stock have no preemptive rights to subscribe for any additional securities of any class that National Bankshares may issue, nor any conversion, redemption or sinking fund rights. The outstanding shares of National Bankshares common stock are fully paid and nonassessable. The rights and privileges of holders of National Bankshares common stock are subject to any preferences that the National Bankshares board of directors may set for any series of National Bankshares preferred stock that may be issued by National Bankshares in the future.

For more information regarding the rights of holders of National Bankshares common stock, see the section entitled “Comparative Rights of Shareholders” beginning on page 76.

Preferred Stock

National Bankshares’ board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. National Bankshares’ board may fix and determine the relative rights, preferences, privileges and limitations of the shares of any series, including dividend rights and dividend rates, voting rights, liquidation price, redemption rights and redemption prices, sinking fund requirements and conversion rights. Each series of preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of National Bankshares fixed for each series and without preference or priority of any series over any other series. All shares of preferred stock will rank, with respect to dividends and liquidation rights, senior to the common stock. The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of National Bankshares, then existing market conditions and other factors that, in the judgment of National Bankshares’ board, might warrant the issuance of preferred stock.

Certain Anti-Takeover Provisions of National Bankshares’ Articles and Bylaws and Virginia Law

Certain provisions of National Bankshares’ articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change in control of National Bankshares by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by National Bankshares’ board of directors. These provisions are designed to reduce, or have the effect of reducing, National Bankshares’ vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent National Bankshares shareholders from receiving a premium over the then prevailing market price of National Bankshares common stock or a transaction that may otherwise be in the best interest of National Bankshares shareholders. In addition, these provisions make it more difficult for National Bankshares shareholders, should they choose to do so, to remove National Bankshares’ board of directors or management. These provisions include the following:

Authorized Preferred Stock. National Bankshares’ articles of incorporation authorize National Bankshares’ board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the rights, preferences and other terms of such series. Under this authority, National Bankshares’ board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of National Bankshares’ common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of National Bankshares by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of National Bankshares’ management.

Classified Board of Directors. National Bankshares’ articles of incorporation and bylaws divide its board of directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of National Bankshares’ directors, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of National Bankshares’ outstanding common shares. The classification of National Bankshares’ board makes it more difficult and time consuming to gain control of the board.

Board Vacancies. Virginia law and National Bankshares’ articles of incorporation and bylaws provide that any vacancy occurring on National Bankshares’ board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of National Bankshares’ board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. National Bankshares’ articles of incorporation require the approval of the holders of at least 80% of each class of National Bankshares’ outstanding voting stock for certain mergers and other business combinations involving National Bankshares and beneficial owners of 5% or more of National Bankshares’ outstanding capital stock entitled to vote for the election of directors (a “significant shareholder”), unless (i) the proposed business combination has been approved by a majority of the members of the board of directors who are not affiliated with the significant shareholder and who were directors before the corporation, person or entity became a significant shareholder, or (ii) certain conditions regarding the nature and amount of consideration to be received in the proposed business combination by holders of National Bankshares’ capital stock have been satisfied. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of National Bankshares entitled to vote on the transaction. The affirmative vote of the holders of at least 80% of each class of National Bankshares’ outstanding voting stock is required to amend such provision or to adopt any provision inconsistent with such requirement.

No Cumulative Voting. National Bankshares’ articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for National Bankshares’ shareholders to elect nominees opposed by the board of directors.

Inability of Shareholders to Call Special Meetings. Pursuant to National Bankshares’ bylaws, special meetings of shareholders may only be called by National Bankshares’ chairman of the board of directors, the president or by a majority of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade National Bankshares’ chairman of the board of directors, the president or a majority of directors to call a special meeting.

Advance Notification Requirements. National Bankshares’ bylaws establish advance notice procedures with respect to the raising of business or the nomination of persons for election as directors at an annual shareholders meeting, other than business presented or nominations made by or at the direction of National Bankshares’ board. Pursuant to National Bankshares’ bylaws, a shareholder must give timely notice in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made. The bylaws further condition the presentation of shareholder nominations for director or proposals for business on compliance with a number of conditions. In addition, a shareholder must also comply with applicable rules of the SEC in order for his or her shareholder proposal to be included in National Bankshares’ proxy statement relating to the annual meeting.

Virginia Anti-takeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions: (i) a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder; (ii) certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares; (iii) any dissolution of the corporation proposed by or on behalf of an interested shareholder; or (iv) any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless: (i) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or (ii) before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. National Bankshares’ articles of incorporation and bylaws do not contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. National Bankshares’ articles of incorporation and bylaws do not contain a provision opting out of the Control Share Acquisitions Statute.

COMPARATIVE RIGHTS OF SHAREHOLDERS

National Bankshares and Frontier are Virginia corporations subject to the provisions of the Virginia SCA. The rights of shareholders of National Bankshares and Frontier are governed by their respective articles of incorporation and bylaws. Upon completion of the proposed merger, Frontier shareholders will become shareholders of National Bankshares and, as such, their shareholder rights will be governed by the articles of incorporation and bylaws of National Bankshares and will continue to be governed by the Virginia SCA.

The following is a summary of the material differences in the rights of shareholders of National Bankshares and Frontier, but is not a complete statement of all those differences. Shareholders should read carefully the relevant provisions of the Virginia SCA and the respective articles of incorporation and bylaws of National Bankshares and Frontier. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of National Bankshares and Frontier and to the provisions of the Virginia SCA.

Authorized Capital Stock

National Bankshares. National Bankshares is authorized to issue 10,000,000 shares of common stock, par value $1.25 per share, of which 5,893,782 shares were issued and outstanding as of March 13, 2024, and 5,000,000 shares of preferred stock, no par value, of which no shares were issued and outstanding as of March 13, 2024.

National Bankshares’ articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations and rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series. Holders of National Bankshares stock of any class do not have any preemptive right to subscribe to or purchase any shares of capital stock of National Bankshares or any securities convertible into such shares.

Frontier. Frontier is authorized to issue 10,000,000 shares of common stock, par value $5.00 per share, of which 1,216,015 shares were issued and outstanding as of March 25, 2024, the record date for the Frontier special meeting, and 1,000,000 shares of preferred stock, par value $5.00 per share, of which no shares were issued and outstanding as of March 25, 2024.

Frontier’s articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations and rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series. Holders of Frontier stock of any class do not have any preemptive right to subscribe to or purchase any shares of capital stock of Frontier or any bonds, certificates of indebtedness, debentures or other securities of any kind or class convertible into or carrying a right to subscribe for or acquire shares of Frontier.

Dividend Rights

The holders of National Bankshares and Frontier common stock are entitled to share ratably in dividends when and as declared by their respective boards of directors out of funds legally available therefor. The articles of incorporation of both National Bankshares and Frontier permit its boards to issue preferred stock with terms set by each board, respectively, which terms may include the right to receive dividends ahead of the holders of the National Bankshares or Frontier common stock. National Bankshares and Frontier do not currently have any issued and outstanding shares of preferred stock.

Voting Rights

The holders of both National Bankshares and Frontier common stock have one vote for each share held on any matter presented for consideration by the holders of common stock at a shareholder meeting. Neither the holders of National Bankshares nor Frontier common stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

National Bankshares. The National Bankshares board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the National Bankshares board consists of 12 directors, which number is set in National Bankshares’ bylaws. Under National Bankshares’ articles of incorporation, the National Bankshares board of directors must consist of a minimum of nine and a maximum of 26 directors. The number of directors may be increased or decreased from time to time by amendment of National Bankshares’ bylaws within the variable range established by the articles of incorporation. Directors of National Bankshares may be removed by shareholders of National Bankshares only for cause and with the affirmative vote of at least two-thirds of each class of the voting stock of National Bankshares then outstanding.

Frontier. The Frontier board is not divided into classes and all directors are elected at each annual meeting of shareholders to serve one-year terms. Frontier’s articles of incorporation and bylaws require the board to have not less than seven nor more than 15 directors. Frontier’s board of directors or shareholders may change the actual number of directors from time to time within those limits. Currently, the Frontier board consists of 10 directors. Directors of Frontier may be removed with or without cause by the shareholders if the number of votes cast to remove the director constitutes a majority of the votes entitled to be cast at an election of directors.

Anti-takeover Provisions

Certain provisions of the Virginia SCA and the articles of incorporation and bylaws of National Bankshares and Frontier may discourage attempts to acquire control of National Bankshares or Frontier, respectively, that the majority of either company’s shareholders may determine was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the National Bankshares or Frontier boards did not approve.

Classified Board of Directors. The provisions of National Bankshares’ articles of incorporation providing for classification of the board of directors into three separate classes may have certain anti-takeover effects.

Frontier’s articles of incorporation do not classify the board of directors.

Authorized Preferred Stock. National Bankshares’ and Frontier’s articles of incorporation authorize the issuance of preferred stock. Each of National Bankshares’ and Frontier’s boards of directors may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes, and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of National Bankshares or Frontier, respectively, by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

•	adoption of plans of merger or share exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

The articles of incorporation of National Bankshares require the approval of the holders of at least 80% of each class of National Bankshares’ outstanding voting stock for certain mergers and other business combinations involving National Bankshares and beneficial owners of 5% or more of National Bankshares’ outstanding capital stock entitled to vote for the election of directors (a “significant shareholder”), unless (i) the proposed business combination has been approved by a majority of the members of the board of directors who are not affiliated with the significant shareholder and who were directors before the corporation, person or entity became a significant shareholder, or (ii) certain conditions regarding the nature and amount of consideration to be received in the proposed business combination by holders of National Bankshares’ capital stock have been satisfied. If such an action does not involve a significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of National Bankshares entitled to vote on the transaction. The affirmative vote of the holders of at least 80% of each class of National Bankshares’ outstanding voting stock is required to amend such provision or to adopt any provision inconsistent with such requirement.

National Bankshares may be dissolved if (i) its board of directors proposes dissolution and (ii) the holders of more than two-thirds of the shares of National Bankshares entitled to vote on such dissolution approve. However, the approval of the holders of at least 80% of each class of National Bankshares’ outstanding voting stock is required for the adoption of a plan or proposal for liquidation or dissolution if the same is not approved by a majority of the directors, including a majority of the “continuing directors” (as defined in National Bankshares’ articles of incorporation). The requirements of the Affiliated Transactions Statute will apply if dissolution of National Bankshares is proposed by or on behalf of an “interested shareholder” (as defined in the articles of incorporation).

Frontier’s articles of incorporation do not contain any supermajority voting provisions corresponding to the provisions in National Bankshares’ articles of incorporation. Accordingly, the provisions of the Virginia SCA outlined above control with respect to approval of certain significant corporate actions.

Anti-takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transaction Statute of the Virginia SCA (Va. Code § 13.1-725 et seq.) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the Virginia SCA’s Control Share Acquisitions Statute (Va. Code § 13.1-728.1 et seq.), voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•

unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•

among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

A corporation may elect to opt out of the application of both the Affiliated Transactions Statute and the Control Share Acquisitions Statute by adopting a provision in its articles of incorporation or bylaws. Further, the Affiliated Transactions Statute does not apply to any corporation that has fewer than 300 shareholders of record (unless the reduction in the number of shareholders is the result of action by an interested shareholder).

Neither National Bankshares nor Frontier has elected to opt out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute.

Amendments to Articles of Incorporation and Bylaws

The Virginia SCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the Virginia SCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the Virginia SCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the Virginia SCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

National Bankshares. The affirmative vote of the holders of at least 80% of each class of voting stock of National Bankshares then outstanding shall be required to amend or repeal certain provisions of the articles of incorporation relating to the board of directors, including its size and classification into three classes, and the process of amending National Bankshares’ bylaws. Otherwise, amending National Bankshares’ articles of incorporation follows the Virginia SCA provisions outlined above.

In general, the National Bankshares board of directors may adopt, alter, amend or repeal National Bankshares’ bylaws, by the vote of two-thirds of the directors present and voting at a meeting at which a quorum is present.

Frontier. Frontier’s articles of incorporation provide that such articles may be amended by the affirmative vote of the holders of a majority of Frontier stock, unless the vote of the holders of a greater amount of stock is required by law.

Frontier’s bylaws may be amended by the Frontier board of directors by the affirmative vote of a majority of the number of directors fixed by the bylaws. Frontier’s shareholders also have the power to rescind, amend, alter or repeal, and enact, bylaws which, if expressly so provided, may not be altered, amended or repealed by Frontier’s board of directors.

Dissenters’ Appraisal Rights

The Virginia SCA provides appraisal rights to shareholders of a Virginia corporation in certain circumstances, including upon consummation of a merger to which the corporation is a party if shareholder approval is required for the merger under the Virginia SCA. The Virginia SCA further provides that appraisal rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange, such as the Nasdaq Capital Market, or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:

•	the articles of incorporation provide for appraisal rights regardless of an available exception;

•

in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares; or

•	the merger is an “affiliated transaction,” as described in the section above entitled “– Anti-takeover Provisions,” and it has not been approved by a majority of the disinterested directors.

While Frontier does not qualify for any of the above-outlined exceptions under the Virginia SCA, Virginia banking law does not provide for dissenters rights of appraisals involving mergers of banks (versus bank holding companies). However, the National Bank Act and applicable regulations issued by the OCC require dissenters rights of appraisals involving a merger of a state-chartered bank into a national banking association. Consequently, shareholders of Frontier are entitled to appraisal rights in connection with the merger. For more detailed information regarding the appraisal rights available to Frontier’s shareholders, please see the section entitled “The Merger – Dissenters’ Appraisal Rights” on page 46.

Director and Officer Exculpation

The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The articles of incorporation of National Bankshares provide that, to the full extent that the laws of the Commonwealth of Virginia permit the limitation or elimination of liability of directors or officers, a director or officer of National Bankshares is not liable to National Bankshares or its shareholders for monetary damages. The articles of incorporation of Frontier provide that, to the extent permitted by applicable banking laws, a director or officer of Frontier is not liable to Frontier or its shareholders for any monetary damages except resulting from such person’s willful misconduct or knowing violation of criminal law or any federal or state securities law.

Indemnification

The articles of incorporation of National Bankshares provide that National Bankshares is required to indemnify each director or officer of National Bankshares by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of National Bankshares as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other profit or non-profit enterprise against all liabilities and expenses except such liabilities and expenses as are incurred because of his or her willful misconduct or knowing violation of the criminal law.

The articles of incorporation of Frontier provide that, to the extent permitted by applicable banking law, Frontier is required to indemnify each director or officer of Frontier in such capacity or who is or was serving at the request of Frontier as a director, trustee, member, partner or officer of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other entity or enterprise, against any liability unless he or she engaged in willful misconduct or a knowing violation of the criminal law.

Each of National Bankshares’ and Frontier’s board of directors is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT OF NATIONAL BANKSHARES

The following table sets forth certain information as of March 13, 2024, concerning the number and percentage of shares of National Bankshares common stock beneficially owned by each of National Bankshares’ directors and named executive officers, and by National Bankshares’ directors and executive officers as a group. In addition, the table includes information with respect to persons known to National Bankshares who own or may be deemed to own more than 5% of National Bankshares common stock as of December 31, 2023 (the “5% holders”). Except as otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares, and none of such shares is pledged as security. Percentage ownership is calculated based on 5,893,782 outstanding shares of National Bankshares common stock as of March 13, 2024, other than for the 5% holders which is as of December 31, 2023.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Class Beneficially Owned
Lawrence J. Ball	19,455	(5)	*
F. Brad Denardo	39,707	(2)(3)	*
John E. Dooley	12,802	(3)(5)	*
Michael E. Dye	4,287	(3)(5)	*
Norman V. Fitzwater, III	8,705	(3)(4)(5)	*
Charles E. Green, III	47,693	(4)(5)	*
Mildred R. Johnson	4,455	(4)(5)	*
Lora M. Jones	1,441	(2)	*
Mary G. Miller	6,500		*
Paul M. Mylum	1,924	(2)	*
William A. Peery	13,453	(4)(5)	*
Lara E. Ramsey	6,530	(2)(3)	*
Glenn P. Reynolds	9,044	(4)(5)	*
David K. Skeens	11,432	(2)	*
Lutheria H. Smith	—		*
James C. Thompson	8,677	(5)	*
All National Bankshares directors and executive officers as a group (17 persons)	197,021		3.3%
5% shareholders who are not directors or named executive officers:
BlackRock, Inc.	445,980	(6)	7.6%
The Vanguard Group	312,156	(7)	5.3%

*	Represents less than 1% of National Bankshares’ outstanding common stock.
(1)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days. Except as otherwise indicated, the mailing address of the owners included in the table is 101 Hubbard Street, P.O. Box 90002, Blacksburg, Virginia 24062.

(2)

Includes shares owned through the National Bankshares, Inc. ESOP as follows: Mr. Denardo, 21,490 shares; Ms. Jones, 1,441 shares; Mr. Mylum, 1,924 shares; Ms. Ramsey, 6,318 shares; and Mr. Skeens, 11,370 shares.

(3)	Includes shares owned jointly with spouse: Mr. Denardo, 1,031 shares; Dr. Dooley, 12,347 shares; Mr. Dye, 2,832 shares; Mr. Fitzwater, 7,500 shares; and Ms. Ramsey 212 shares.

(4)

Includes shares held by affiliated companies, spouses and dependent children, or as custodians or trustees, as follows: Mr. Fitzwater, 750 shares; Mr. Green, 12,480 shares; Ms. Johnson, 1,235 shares; Mr. Peery, 7,332 shares; and Mr. Reynolds, 3,033 shares.

(5)

Includes 455 shares of common stock that are restricted stock holdings. The shares are subject to a vesting schedule, forfeiture risk and other restrictions. These shares can be voted at the special meeting.

(6)

Based on information set forth in a Schedule 13G filed with the SEC on January 26, 2024. The Schedule 13G reports that, as of December 31, 2023, BlackRock, Inc. has sole voting power with respect to 438,547 shares of common stock and sole dispositive power with respect to 445,980 shares of common stock. The mailing address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(7)

Based on information set forth in a Schedule 13G filed with the SEC on February 13, 2024. The Schedule 13G reports that, as of December 29, 2023, BlackRock, Inc. has sole voting power with respect to no shares of common stock and sole dispositive power with respect to 307,482 shares of common stock. The mailing address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT OF FRONTIER

The following table sets forth certain information as of March 25, 2024, concerning the number and percentage of shares of Frontier common stock beneficially owned by each of Frontier’s directors and executive officers, and by Frontier’s directors and executive officers as a group. As of March 25, 2024, Frontier was not aware of any holders of more than 5% of its common stock. Except as otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares, and none of such shares is pledged as security. Percentage ownership is calculated based on 1,216,015 outstanding shares of Frontier common stock as of March 25, 2024.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Class Beneficially Owned
Directors:
Christopher M. Eavers	1,250		*
Gary L. Eavers	15,231	(2)	1.3%
Christopher P. Vames	1,000		*
Gianfranco “John” Avoli	4,750		*
Phillip O. Figura	2,500	(2)	*
Julian Q. Moffett	33,750	(3)	2.8%
Stephanie Snell	1,850		*
Donna H. Snyder	3,000		*
Alan J. Sweet	36,227	(4)(5)	2.9%
M. Terry Westhafer	34,200		2.8%
Executive Officers:
Mark Strosnider	8,701	(4)	*
Faith Huggins	—		*
Charles W. Cecil	1,124	(4)	*
All Frontier directors and executive officers as a group (13 persons)	143,582		11.7%

*	Represents less than 1% of Frontier’s outstanding common stock.
(1)

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security, or the right to acquire beneficial ownership of the security within 60 days. Unless otherwise indicated, the mailing address of the individuals included in the table is 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980.

(2)	Includes shares owned jointly with spouse: Mr. Eavers, 15,231 shares; and Mr. Figura, 2,500 shares.
(3)	Includes shares held by affiliated companies or as a trustee, as follows: Mr. Moffett, 10,000 shares; and Mr. Westhafer, 33,700 shares.
(4)

Includes shares owned through the Frontier Community Bank Employees’ Retirement Plan, over which the beneficiaries maintain investment power but not voting power, as follows: Mr. Sweet, 7,402; Mr. Strosnider, 701 shares; and Mr. Cecil, 1,124 shares.

(5)	Includes 15,000 shares subject to options, all of which are vested.

LEGAL MATTERS

The validity of the National Bankshares common stock to be issued upon completion of the merger will be passed upon for National Bankshares by Williams Mullen. Certain U.S. federal income tax consequences relating to the merger will be passed upon for National Bankshares by Williams Mullen, and for Frontier by Woods Rogers Vandeventer Black PLC.

EXPERTS

The consolidated financial statements of National Bankshares incorporated into this proxy statement/prospectus by reference to National Bankshares’ Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

FUTURE SHAREHOLDER PROPOSALS

National Bankshares

If any National Bankshares shareholder intends to present a proposal, including a director nomination, to be considered for inclusion in National Bankshares’ proxy materials in connection with National Bankshares’ 2025 annual meeting of shareholders, the proposal must meet the requirements of Rule 14a-8 under the Exchange Act and must be received by National Bankshares’ corporate secretary, at National Bankshares’ headquarters located at 101 Hubbard Street, Blacksburg, Virginia 24060, on or before November 28, 2024, which is the 120th day prior to the one-year anniversary of the 2024 proxy statement being mailed to shareholders.

In addition, a National Bankshares shareholder must give timely advance notice in writing to the President of National Bankshares in order to bring business before an annual meeting of shareholders, if the proposal is not to be included in National Bankshares’ proxy statement. To bring business before an annual meeting of shareholders, such notice must be delivered to or received at National Bankshares’ headquarters at 101 Hubbard Street, Blacksburg, Virginia 24060 not less than 60 nor more than 90 days prior to the meeting (or not later than 10 days after a notice or public disclosure of such meeting date if such disclosure occurs less than 70 days prior to the date of the meeting). Based upon an anticipated date of May 13, 2025 for the 2025 Annual Meeting of Shareholders, National Bankshares must have received any notice of nomination or other business no later than March 14, 2025 and no earlier than February 12, 2025.

In addition to satisfying the requirements under its bylaws with respect to advance notice of any nomination, to comply with universal proxy rules any shareholder that intends to solicit proxies in support of director nominees other than National Bankshares’ director nominees in accordance with Exchange Act Rule 14a-19 must provide notice so that the Corporate Secretary of National Bankshares received it no later than March 15, 2025, which is 60 days prior to the one-year anniversary of the 2024 Annual Meeting.

Frontier

Frontier held its 2023 annual meeting of shareholders on June 27, 2023. If the merger is completed, Frontier will merge into National Bankshares and there will not be any future meetings of Frontier shareholders. In addition, if the merger is completed, Frontier shareholders will become National Bankshares shareholders.

If the merger is not completed and Frontier holds a 2024 annual meeting of shareholders, any Frontier shareholder intending to present a proposal to be considered for inclusion in Frontier’s proxy materials in connection with the 2024 annual meeting of shareholders, must have submitted such proposal to the Secretary at Frontier’s office at 400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980 on or before December 31, 2023. No such proposals were submitted. To be considered for presentation at such meeting, although not included in Frontier’s proxy statement, proposals must comply with Frontier’s bylaws and must be delivered to Frontier not fewer than 60 days or more than 90 days before June 28, 2024. All such proposals should be delivered to Frontier’s address noted above.

OTHER MATTERS

In accordance with Virginia law, no business may be brought before the special meeting unless it is described in the applicable notice of meeting that accompanies this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Frontier board knows of no matters that will be presented for consideration at the special meeting other than those specifically set forth in the notice for the special meeting. If, however, any other matters properly come before the special meeting, or any adjournments thereof, and are voted upon, it is the intention of the proxy holders to vote such proxies in accordance with the recommendation of the management of Frontier.

WHERE YOU CAN FIND MORE INFORMATION

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including National Bankshares, that file electronically with the SEC. The address of that site is www.sec.gov.

National Bankshares files reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that National Bankshares files with the SEC at the SEC’s Internet website at www.sec.gov. The information contained on the SEC’s website (except for the filings expressly set forth below) is expressly not incorporated by reference into this proxy statement/prospectus.

National Bankshares has filed a registration statement on Form S-4 under the Securities Act to register with the SEC the shares of National Bankshares common stock to be issued in the merger. This document is a part of the registration statement and constitutes a prospectus of National Bankshares and a proxy statement of Frontier for its special meeting of shareholders. As allowed by SEC rules, this document does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows National Bankshares to “incorporate by reference” information into this proxy statement/prospectus, which means the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents set forth below that National Bankshares has previously filed with the SEC (except Items 2.02 and 7.01 of any Current Report on Form 8-K, unless otherwise indicated in the Form 8-K). These documents contain important business information about National Bankshares and its financial condition.

National Bankshares SEC Filings (File No. 000-15204)

•	Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 19, 2024.

•	Definitive Proxy Statement on Schedule 14A for the 2024 Annual Meeting of Shareholders, filed on March 28, 2024.

•	Current Reports on Form 8-K filed on January 24, 2024 and January 25, 2024.

•

The description of National Bankshares common stock, par value $1.25 per share, contained in the Registration Statement on Form 8-A, filed on June 22, 1999, as the description therein has been updated and superseded by the description of National Bankshares common stock contained in Exhibit 4(ii) to the Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 19, 2024, and including any amendments or reports filed for the purpose of updating such description.

In addition, National Bankshares incorporates by reference into this proxy statement/prospectus any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the closing date of the merger (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Documents contained in or incorporated by reference in this document by National Bankshares are available through the SEC as set forth above or from National Bankshares. You may obtain such documents by directing a request to Lara E. Ramsey, Corporate Secretary, National Bankshares, Inc., P.O. Box 90002, Blacksburg, Virginia 24062, or by calling (540) 951-6300. These documents are available from National Bankshares without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about National Bankshares at its Internet website at www.nationalbankshares.com and Frontier at its Internet website at www.frontiercommunitybank.com. Information contained on the websites of National Bankshares or Frontier does not constitute part of, and is not incorporated into, this proxy statement/prospectus.

To receive timely delivery of documents in advance of the special meeting, please make your request no later than May 20, 2024.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. National Bankshares and Frontier have not authorized anyone to provide you with information that is different than what is contained in this proxy statement/prospectus.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding National Bankshares has been provided by National Bankshares and information contained in this proxy statement/prospectus regarding Frontier has been provided by Frontier.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and among

NATIONAL BANKSHARES, INC.,

THE NATIONAL BANK OF BLACKSBURG

and

FRONTIER COMMUNITY BANK

January 23, 2024

A-i

LIST OF EXHIBITS

EXHIBIT 5.8	Form of Support and Non-Competition Agreement
SCHEDULE I	List of Deposit Taking Offices

A-ii

INDEX OF DEFINED TERMS

ACA	Section 3.3(m)(ii)
Acquisition Proposal	Section 5.5(c)
Affected Agreements	Section 5.12(b)
Affected Employees	Section 5.12(b)
Aggregate Cash Limit	Section 2.2(e)
Aggregate Stock Limit	Section 2.2(e)
Agreement	Recitals
Articles of Merger	Section 1.2(a)
Bank Reports	Section 3.3(f)
Burdensome Condition	Section 5.6(a)
CARES Act	Section 3.3(j)(i)
Cash Consideration	Section 2.1(c)
Cash Election	Section 2.2(b)
Cash Election Number	Section 2.2(b)
Cash Election Shares	Section 2.2(b)
Change of Recommendation	Section 5.5(e)
Closing Date	Section 1.2(b)
Code	Recitals
Computer Systems	Section 3.3(aa)(i)
CRA	Section 3.3(j)(i)
Credit Loss Allowance	Section 3.3(p)(iii)
Derivative Contract	Section 3.3(t)
Disclosure Letter	Section 3.1
Dissenting Share	Section 2.9(a)
Distribution Amounts	Section 5.9(f)
Effective Time	Section 1.2(a)
Election Deadline	Section 2.2(d)
Election Form	Section 2.2(a)
Environmental Claim	Section 3.3(q)(v)(A)
Environmental Laws	Section 3.3(q)(v)(B)
ERISA	Section 3.3(m)(i)
ERISA Affiliate	Section 3.3(m)(i)
Exchange Act	Section 3.3(c)(iii)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.3(a)
Exchange Ratio	Section 2.1(c)
Excluded Shares	Section 2.1(e)
FCB	Recitals
FCB Benefit Plan(s)	Section 3.3(m)(i)
FCB Board Recommendation	Section 5.3
FCB Book-Entry Shares	Section 2.1(d)
FCB Common Certificate	Section 2.1(d)
FCB Common Stock	Section 2.1(c)
FCB Contract(s)	Section 3.3(i)(i)
FCB Continuing Director	Section 1.3(a)

A-iii

FCB Continuing Employees	Section 5.9(a)
FCB Option	Section 2.4(a)
FCB Regulatory Agencies	Section 3.3(f)
FCB SERP	Section 5.9(f)
FCB Shareholder Approval	Section 3.3(c)(i)
FCB Shareholders Meeting	Section 5.3
FCB Stock Plan	Section 2.4(a)
FCB Technology Systems	Section 3.3(s)
FDIC	Section 3.3(a)(i)
Federal Reserve	Section 3.3(c)(iii)
Financial Statements	Section 3.3(e)(i)
GAAP	Section 3.3(e)(i)
Governmental Authority	Section 3.3(c)(iii)
Holder Representative	Section 2.2(b)
Intellectual Property	Section 3.3(s)
IRS	Section 3.3(m)(ii)
Knowledge	Section 3.2(c)
Loan	Section 3.3(p)(xi)
Material Adverse Effect	Section 3.2(b)
Materials of Environmental Concern	Section 3.3(q)(v)(C)
Merger	Recitals
Merger Consideration	Section 2.1(c)
Mixed Consideration	Section 2.1(c)
Mixed Election	Section 2.2(b)
NBB	Recitals
NBB Articles	Section 1.1(c)
NBB Bylaws	Section 1.1(c)
NBB Common Stock	Section 2.1(b)
Non-Election	Section 2.2(b)
Non-Election Shares	Section 2.2(b)
Notice of Consummation	Section 1.2(a)
OCC	Section 1.1(b)
OREO	Section 3.3(p)(iv)
Organizational Documents	Section 3.3(a)(i)
Parent	Recitals
Parent Benefit Plan(s)	Section 3.4(k)(i)
Parent Common Stock	Section 2.1(a)
Parent Regulatory Agencies	Section 3.4(f)
Parent Subsidiary(ies)	Section 3.4(b)
Per Share Merger Price	Section 2.1(c)
Permitted Liens	Section 3.3(l)(ii)
PPP	Section 3.3(p)(x)
Proxy Statement	Section 3.3(c)(iii)
Real Property	Section 3.3(l)(i)
Record Date	Section 2.2(a)
Registration Statement	Section 3.3(c)(iii)

A-iv

Regulatory Approvals	Section 3.3(c)(iii)
Revised Aggregate Stock Limit	Section 2.2(f)
Rights	Section 3.3(d)(i)
Sarbanes-Oxley Act	Section 3.3(e)(ii)
SEC	Section 3.3(c)(iii)
Securities Act	Section 3.3(c)(iii)
Securities Documents	Section 3.4(e)(i)
Stock Consideration	Section 2.1(c)
Stock Election	Section 2.2(b)
Stock Election Number	Section 2.2(b)
Stock Election Shares	Section 2.2(b)
Superior Proposal	Section 5.5(d)
Support and Non-Competition Agreements	Section 5.8
Surviving Bank	Section 1.1(a)
Tax(es)	Section 3.3(k)(viii)
Tax Return	Section 3.3(k)(ix)
Termination Fee	Section 7.4(b)
Treasury Regulations	Section 1.5
Virginia SCC	Section 1.2(a)
VSCA	Section 1.2(a)

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of January 23, 2024, by and among National Bankshares, Inc., a Virginia corporation (“Parent”), The National Bank of Blacksburg, a national banking association and wholly-owned subsidiary of Parent (“NBB”), and Frontier Community Bank, a Virginia banking corporation (“FCB”).

WHEREAS, the Boards of Directors of Parent, NBB and FCB have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of FCB with and into NBB, with NBB as the surviving entity (the “Merger”);

WHEREAS, the Boards of Directors of Parent, NBB and FCB have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties to this Agreement that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1 The Merger.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined herein), FCB will be merged with and into NBB under the laws of the United States and in accordance with the provisions of 12 U.S.C. § 215a. The separate corporate existence of FCB thereupon shall cease, and NBB will be the surviving bank in the Merger and shall continue to exist as a national banking association organized under the laws of the United States (sometimes referred to herein as the “Surviving Bank” whenever reference is made to it as of the Effective Time or thereafter).

(b) Name; Offices. The name of the Surviving Bank shall be “The National Bank of Blacksburg”. The main office of the Surviving Bank shall be the main office of NBB immediately prior to the Effective Time. All branch offices of FCB and NBB that were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Merger, subject to the opening or closing of any offices that may be authorized by the Office of the Comptroller of the Currency (the “OCC”) after the date hereof. Schedule I hereto contains a list of each of the deposit taking offices of FCB and NBB that shall be operated by the Surviving Bank, subject to the opening or closing of any offices that may be authorized by the OCC after the date hereof.

(c) Charter; Articles of Association; Bylaws. The national bank charter, articles of association and bylaws of the Surviving Bank immediately after the Merger shall be the national bank charter of NBB, the articles of association of NBB (the “NBB Articles”) and the bylaws of NBB (the “NBB Bylaws”), respectively, as in effect immediately prior to the Effective Time.

(d) Directors and Executive Officers. The directors of NBB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected (including pursuant to Section 1.3(a) of this Agreement), shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the NBB Articles and NBB Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of NBB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Bank from and after the Effective Time in accordance with the NBB Articles and the NBB Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

(e) Effect of the Merger. Upon consummation of the Merger, and in addition to the effects set forth at 12 U.S.C. § 215a, the applicable provisions of the regulations of the OCC and other applicable law:

(i) At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as NBB and FCB with all the rights, powers and duties of each of NBB and FCB; provided, however, that the Surviving Bank shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Surviving Bank by the National Bank Act, applicable regulations of the OCC or applicable law;

(ii) All assets, interests, rights and appointments of NBB and FCB as they exist immediately prior to the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer; and

(i) The Surviving Bank shall be responsible for all the liabilities of every kind and description of NBB and FCB as they exist immediately prior to the Effective Time.

At the Effective Time, each certificate previously representing shares of FCB Common Stock (as defined herein) shall thereafter represent only the right to receive the Merger Consideration (as defined herein) in accordance with Article II of this Agreement.

(f) Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its right, title or interest in, to or under any of the rights, properties or assets of FCB acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, FCB and its proper officers and directors, shall be deemed to have granted to the Surviving Bank and its proper officers and directors an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Bank are fully authorized in the name of the Surviving Bank, FCB or otherwise to take any and all such action.

1.2 Effective Time; Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), and subject to applicable law, the parties hereto shall cause articles of merger relating to the Merger (the “Articles of Merger”) to be filed with the Virginia State Corporation Commission (the “Virginia SCC”) pursuant to Section 13.1-720 of the Virginia Stock Corporation Act (the “VSCA”) and the notice of consummation (the “Notice of Consummation”) to be filed with the OCC pursuant to OCC guidelines on such date as the parties may mutually agree in writing. The “Effective Time” of the Merger shall be the effective time specified in the Articles of Merger and the Notice of Consummation.

(b) Subject to the terms and conditions of this Agreement, the closing of the Merger shall take place at 10:00 a.m. Eastern Time at the offices of Williams Mullen, Richmond, Virginia on a date mutually agreed to by the parties and which shall be held at or before the Effective Time (the “Closing Date”). All documents required by this Agreement to be delivered at or before the Effective Time will be exchanged by the parties on the Closing Date.

1.3 Corporate Governance and Related Matters.

(a) Prior to the Effective Time, the Board of Directors of Parent shall amend Parent’s bylaws to cause the number of directors that will comprise the full Board of Directors of Parent at the Effective Time to be increased by one (1) director. At or prior to the Effective Time, Parent shall cause one (1) current director of FCB (the “FCB Continuing Director”) to be appointed as a director of Parent as of the Effective Time to serve until the first annual meeting of the shareholders of Parent following the Effective Time. Subject to compliance by the Board of Directors of Parent with its fiduciary duties (including compliance with Parent’s Organizational Documents (as defined herein) and corporate governance guidelines), Parent shall nominate and recommend the FCB Continuing Director for reelection to the Board of Directors of Parent at the first annual meeting of the shareholders of Parent following the Effective Time, and Parent’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of Parent that its shareholders vote to reelect the FCB Continuing Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of Parent.

(b) Prior to the Effective Time, Parent, as the sole shareholder of NBB, and the NBB Board of Directors shall cause the number of directors that will comprise the full Board of Directors of NBB at the Effective Time to be increased by one (1) director. At or prior to the Effective Time, Parent and NBB shall cause the FCB Continuing Director be appointed as a director of NBB as of the Effective Time and, subject to compliance by the Board of Directors of the Surviving Bank with its fiduciary duties (including compliance with the Surviving Bank’s Organizational Documents (as defined herein) and corporate governance guidelines), the Surviving Bank shall nominate, and Parent shall elect, the FCB Continuing Director as a director of the Surviving Bank at the first annual meeting of the sole shareholder of the Surviving Bank following the Effective Time.

1.4 Articles of Incorporation and Bylaws of Parent.

The articles of incorporation of Parent as in effect immediately prior to the Effective Time shall be the articles of incorporation of Parent at and after the Effective Time until thereafter amended in accordance with applicable law. The bylaws of Parent as in effect immediately prior to the Effective Time, as such bylaws are proposed to be amended in accordance with Section 1.3(a) of this Agreement, shall be the bylaws of Parent at and after the Effective Time until thereafter amended in accordance with applicable law.

1.5 Tax Treatment of the Merger.

The parties to this Agreement intend that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. Such parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the final regulations promulgated under the Code by the United States Department of the Treasury (the “Treasury Regulations”). All parties hereto agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1) of the Code, to not take any action that could reasonably be expected to cause the Merger to fail to so qualify, and to report the Merger for federal, state, and any local income Tax (as defined herein) purposes in a manner consistent with such characterization.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1 Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, NBB or FCB or their respective shareholders:

(a) Each share of common stock, par value $1.25 per share, of Parent (“Parent Common Stock”) that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b) Each share of common stock, par value $10.00 per share, of NBB (“NBB Common Stock”) that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger and no additional shares of NBB Common Stock will be issued pursuant to this Agreement.

(c) Subject to Sections 2.1(e), 2.2 and 2.9, each share of common stock, par value $5.00 per share, of FCB (“FCB Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for the right to receive one of the following: (i) cash in the amount of $14.48 less any applicable withholding Taxes (the “Cash Consideration”); (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (as defined herein) (the “Stock Consideration”); or (iii) a combination of the Cash Consideration and Stock Consideration (the “Mixed Consideration”), in such proportions as requested by a FCB shareholder to the extent available after the proration of the total Merger Consideration (as defined herein) to ninety percent (90%) Stock Consideration and ten percent (10%) Cash Consideration in accordance with Section 2.2 of this Agreement (items (i), (ii) and (iii) are referred to herein individually as the “Per Share Merger Price” and collectively as the “Merger Consideration”). The “Exchange Ratio” shall be 0.4250 shares of Parent Common Stock per one share of FCB Common Stock. All shares of FCB Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d) Each certificate previously representing shares of FCB Common Stock (a “FCB Common Certificate”) and the non-certificated shares of FCB Common Stock (the “FCB Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each share of FCB Common Stock (i) the Per Share Merger Price upon the surrender of such FCB Common Certificate or FCB Book-Entry Shares in accordance with Section 2.3, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.7.

(e) Each share of FCB Common Stock that is issued and outstanding immediately prior to the Effective Time and owned by any of the parties hereto or their respective subsidiaries (in each case other than shares of FCB Common Stock (i) held in trust accounts, managed accounts, mutual funds or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or held in FCB Benefit Plans or (ii) held, directly or indirectly, by Parent, NBB or FCB in respect of debts previously contracted) shall cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the “Excluded Shares”). Each share of Parent Common Stock that is issued and outstanding immediately prior to the Effective Time and owned by FCB shall cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist; provided, that such shares of Parent Common Stock shall resume the status of authorized and unissued shares of Parent Common Stock.

2.2 Election and Proration Procedures.

(a) Concurrent with the mailing of the Proxy Statement (as defined herein), or such other date as Parent and FCB shall mutually agree, an election form (an “Election Form”), together with the transmittal materials described in Section 2.3, shall be mailed to each holder of FCB Common Stock of record as of the record date for the FCB Shareholders Meeting (as defined herein) (the “Record Date”) by the exchange agent selected by Parent and reasonably acceptable to FCB (the “Exchange Agent”). FCB shall provide all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein.

(b) Subject to the provisions of this Article 2 (including, without limitation, Sections 2.2(e) and (f)), each Election Form shall entitle the holder of FCB Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Stock Consideration for all of such holder’s shares (a “Stock Election”), (ii) the Cash Consideration for all of such holder’s shares (a “Cash Election”), (iii) the Mixed Consideration for all of such holder’s shares (a “Mixed Election”), or (iv) make no election (a “Non-Election”). Holders of record of FCB Common Stock who hold such shares as nominees, trustees or in other representative capacity (a “Holder Representative”) may submit multiple Election Forms, provided that such Holder Representative certifies that each such Election Form covers all of the shares of FCB Common Stock held by that Holder Representative for a particular beneficial owner. The shares of FCB Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.” The shares of FCB Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number of Cash Election Shares and Dissenting Shares (as defined herein) is referred to as the “Cash Election Number.” Shares of FCB Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion) are referred to as “Non-Election Shares.”

(c) As soon as practicable after the Effective Time, Parent shall make available Election Forms to all persons who become holders (or beneficial owners) of FCB Common Stock between the Record Date and the Effective Time, and FCB shall provide to Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 4:00 p.m., Eastern Time, on such date as the parties may mutually agree (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates, if applicable, representing all shares of FCB Common Stock covered by such Election Form, or the guaranteed delivery of such certificates (or customary affidavits and, if required by Parent, indemnification regarding the loss or destruction of such certificates), together with duly completed transmittal materials. For the holders of FCB Common Stock who make a Non-Election, subject to Section 2.2(f), Parent shall have the authority (which Parent may delegate to the Exchange Agent) to determine the type of consideration constituting the Per Share Merger Price to be exchanged for the Non-Election Shares. Any holder of FCB Common Stock may at any time prior to, but not after, the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any holder of FCB Common Stock may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her certificates, or of the guarantee of delivery of such certificates. If a holder of FCB Common Stock either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes his or her Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of FCB Common Stock held by such holder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(e) The number of shares of FCB Common Stock to be converted into the right to receive the Cash Consideration shall be equal to ten percent (10%) of the number of shares of FCB Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Cash Limit”), and the number of shares of FCB Common Stock to be converted into the right to receive the Stock Consideration shall be equal to ninety percent (90%) of the number of shares of FCB Common Stock outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”).

(f) Within ten (10) business days after the Election Deadline, Parent shall cause the Exchange Agent to effect the allocation among holders of FCB Common Stock of rights to receive the Per Share Merger Price and to distribute such as follows:

(i) if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares shall be converted into the right to receive (A) the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number, plus (B) the Cash Consideration in respect of the remaining number of such Stock Election Shares;

(ii) if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and the Cash Election Shares shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit, and the denominator of which is the Cash Election Number, plus (B) the Stock Consideration in respect of the remaining number of such Cash Election Shares; and

(iii) if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (ii) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (iii) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and/or the Stock Consideration such that the aggregate number of shares of FCB Common Stock entitled to receive the Cash Consideration plus the Dissenting Shares is equal to the Aggregate Cash Limit and the aggregate number of shares of FCB Common Stock entitled to receive the Stock Consideration is equal to the Aggregate Stock Limit.

Notwithstanding anything in this Section 2.2(f) to the contrary, if the Stock Election Number exceeds the Aggregate Stock Limit, then Parent shall have the right, at its sole discretion, to increase the Aggregate Stock Limit, (the “Revised Aggregate Stock Limit”) and effect the allocation set forth in this Section 2.2(f) using the Revised Aggregate Stock Limit; provided, however, that such increase in the Aggregate Stock Limit does not prohibit the Merger from being treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

2.3 Exchange Procedures.

(a) On the Closing Date, Parent shall make available to the Exchange Agent, for exchange in accordance with this Section 2.3, the Merger Consideration (including cash in an aggregate amount sufficient for payment in lieu of fractional shares of Parent Common Stock to which holders of FCB Common Stock may be entitled pursuant to Section 2.5). In addition, Parent shall make available to the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.7). All Merger Consideration (including cash in an aggregate amount sufficient for payment in lieu of fractional shares of Parent Common Stock to which holders of FCB Common Stock may be entitled pursuant to Section 2.5) and dividends and distributions made available to the Exchange Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Exchange Fund.” In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 2.5), Parent shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Parent Common Stock out of the Exchange Fund. Except as contemplated by this Section 2.3, the Exchange Fund will not be used for any other purpose.

(b) Unless different timing is agreed to by Parent and FCB, not later than twenty (20) calendar days prior to the anticipated Effective Time, Parent shall cause the Exchange Agent to mail to the holders of FCB Common Stock appropriate transmittal materials. The letter of transmittal shall provide instructions for the submission of certificates, if applicable, or instructions as to the FCB Book-Entry Shares, representing shares of FCB Common Stock (or an indemnity satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) to each holder of record of shares of FCB Common Stock converted into the right to receive the applicable portion of the Merger Consideration at the Effective Time. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Per Share Merger Price as provided in Sections 2.1 and 2.2. Holders of FCB Common Stock will be responsible for all charges and expenses associated with replacing any lost, mutilated, stolen, or destroyed certificates, including any indemnity bond expenses, as described in this Section 2.3. Parent or the Exchange Agent will maintain a book entry list of Parent Common Stock to which each holder of FCB Common Stock is entitled. Certificates representing Parent Common Stock into which FCB Common Stock has been converted will not be issued.

(c) After receipt of the transmittal materials from the Exchange Agent, each holder of shares of FCB Common Stock (other than Excluded Shares) issued and outstanding shall surrender the certificate or certificates representing such shares to the Exchange Agent, together with duly executed transmittal materials provided by the Exchange Agent, and promptly after the Effective Time, or the surrender of such shares of FCB Common Stock (or an indemnity satisfactory to FCB, Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) if later, the Exchange Agent shall deliver in exchange therefor the consideration provided in Sections 2.1 and 2.2 (and any unpaid dividends or distributions thereon), without interest, pursuant to this Section 2.3. The certificate or certificates of FCB Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Parent shall not be obligated to deliver the consideration to which any former holder of FCB Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s certificate or certificates for exchange (or an indemnity satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen, or destroyed) as provided in this Section 2.3.

(d) In the event of a transfer of ownership of shares of FCB Common Stock represented by one or more certificates that are not registered in the transfer records of FCB, the Per Share Merger Price payable for such shares as provided in Sections 2.1 and 2.2 may be issued to a transferee if the certificate or certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid.

(e) In the event any certificate representing FCB Common Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, mutilated, stolen, or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed certificate the Per Share Merger Price as provided for in Sections 2.1 and 2.2 (together with any unpaid dividends or distributions with respect thereto).

(f) Notwithstanding anything in this Agreement to the contrary, none of Parent, NBB, FCB, or the Exchange Agent shall be liable to any holder of FCB Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Any portion of the Merger Consideration and cash delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) that remains unclaimed by the holder of shares of FCB Common Stock for six (6) months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Parent. Any holder of shares of FCB Common Stock who has not theretofore complied with Section 2.3(b) shall thereafter look only to Parent for the consideration and any unpaid dividends or distributions deliverable in respect of each share of FCB Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding certificates for shares of FCB Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Parent Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority (as defined herein), the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person or entity previously entitled to such property. Parent and the Exchange Agent shall be entitled to rely upon the stock transfer books of FCB to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate or certificates, Parent and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

2.4 FCB Stock Options.

(a) Section 2.4(a) of the FCB Disclosure Letter lists all of the equity or equity-based compensation plans maintained by FCB under which awards are currently outstanding or any awards may be made thereunder (each, a “FCB Stock Plan”). At the Effective Time, each option to purchase shares of FCB Common Stock (a “FCB Option”) granted under a FCB Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be cancelled and cease to represent a right to acquire FCB Common Stock and shall automatically be converted at the Effective Time without any action on the part of the holder thereof into the right to receive a cash payment in an amount equal to the product of (i) the difference between (A) $14.48 and (B) the per share exercise price of the FCB Option immediately prior to the Effective Time, and (ii) the number of shares of FCB Common Stock subject to such FCB Option, subject to any applicable withholdings authorized by Section 2.8. If the exercise price of a FCB Option immediately prior to the Effective Time is greater than or equal to $14.48, then at the Effective Time such FCB Option shall be cancelled without any payment made in exchange therefor.

(b) At or prior to the Effective Time, FCB, the Board of Directors of FCB or a committee thereof, as applicable, shall adopt any resolutions and take any actions which are necessary to (i) effectuate the provisions of this Section 2.4, including delivering written notice to each holder of a FCB Option of the treatment of such award pursuant to this Section 2.4 and taking reasonable steps to obtain each such holder’s written acknowledgement and agreement of the treatment set forth in this Section 2.4, in each case not less than thirty (30) days prior to the Effective Time, and (ii)  terminate each FCB Stock Plan, effective as of the Effective Time and contingent upon the consummation of the Merger.

2.5 No Fractional Shares.

Notwithstanding anything in this Agreement to the contrary, each holder of shares of FCB Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the average closing price per share of Parent Common Stock, as reported on the Nasdaq Capital Market, for the ten (10) consecutive trading days ending on and including the fifth trading day prior to the Effective Time.

2.6 Anti-Dilution.

If, prior to the Effective Time, the outstanding shares of FCB Common Stock or the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the Effective Time has been established with respect to any such change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Merger Price.

2.7 Dividends.

No dividend or other distribution payable to the holders of record of FCB Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any FCB Common Certificate or FCB Book-Entry Share until such holder properly surrenders such shares (or furnishes customary indemnity that the FCB Common Certificate or FCB Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.3(e)) for exchange as provided in Section 2.3 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.8 Withholding Rights.

Each of the parties hereto and the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined herein) law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.9 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by the National Bank Act or applicable regulations of the OCC, each share of FCB Common Stock issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder that (i) votes against the Merger at the FCB Shareholders Meeting, or (ii) gives written notice to FCB at or prior to the FCB Shareholders Meeting to the presiding officer at such meeting that such shareholder dissents from the Merger (each, a “Dissenting Share”) will, at the Effective Time, cease to be outstanding and will be converted automatically into and exchanged for the right to receive payment in cash from Parent of the appraised value of such Dissenting Share in accordance with the National Bank Act and the applicable regulations of the OCC, provided that the holder of such Dissenting Share within thirty (30) days after the Effective Time (i) confirms in writing to Parent such shareholder’s dissent from the Merger and (ii) surrenders the applicable FCB Common Certificate or FCB Book-Entry Shares to Parent. Parent shall make payments in respect of any Dissenting Shares in accordance with applicable law.

(b) If any holder of a Dissenting Share fails to perfect his or her right to dissent against the Merger pursuant to Section 2.9(a), or withdraws or otherwise loses such holder’s rights as a dissenting shareholder, such Dissenting Share shall be converted automatically into and exchanged for the right to receive the Merger Consideration payable pursuant to Section 2.1(c).

(c) FCB will provide Parent prompt notice of any written notices or other communications received by FCB from holders of FCB Common Stock regarding the exercise or perfection of dissenters’ rights in connection with the Merger.

ARTICLE 3

Representations and Warranties

3.1 Disclosure Letters.

On or before the date of this Agreement, FCB has delivered to Parent a letter and Parent has delivered to FCB a letter (each respectively, its “Disclosure Letter”) setting forth, among other things, the disclosure of items that are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 3.3 or 3.4 or to one or more covenants or agreements contained in Article 4 or 5; provided that, (i) no such item is required to be set forth in a Disclosure Letter as an exception to any representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Letter, such item is reasonably likely to result in a Material Adverse Effect (as defined herein). Information disclosed under one section of a Disclosure Letter shall be deemed to qualify (i) any sections of the Agreement specifically referenced or cross-referenced therein and (ii) other sections of the Agreement to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections and contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other sections.

3.2 Standard.

(a) No representation or warranty of FCB on the one hand or Parent and NBB on the other hand contained in Article 3 (other than the representations and warranties contained in (i) Section 3.3(c)(i) for FCB and Section 3.4(c)(i) for Parent and NBB, which shall be true in all material respects to it, and (ii) Sections 3.3(c)(ii)(A), 3.3(d) (other than inaccuracies that are de minimis in amount and effect) and 3.3(g)(ii) for FCB and Sections 3.4(c)(ii)(A), 3.4(d)(i) (other than inaccuracies that are de minimis in amount and effect) and 3.4(g)(ii) for Parent and NBB, which shall be true and correct in all respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3 or Section 3.4, has had or is reasonably likely to have a Material Adverse Effect on such party, disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.

(b) The term “Material Adverse Effect,” as used with respect to a party, means an event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, financial condition or results of operations of such party and its subsidiaries (if any), taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i) a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws, rules or regulations generally affecting the banking and bank holding company businesses and the interpretation of such laws and regulations by courts or Governmental Authorities (as defined herein), (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting the banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to Parent, the Parent Subsidiaries (as defined herein), or FCB, (D) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed consent of the other parties in contemplation of the transactions contemplated hereby, (E) the public disclosure of this Agreement and the transactions contemplated hereby, (F) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party hereto and its subsidiaries (if any), taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c) As used in this Agreement, the term “Knowledge” when used with respect to a party means the actual knowledge and belief, after due inquiry, of such party’s executive officers. For the purpose of the term Knowledge, “executive officer” shall mean (y) with respect to Parent and NBB, those individuals set forth on Section 3.2(c) of Parent’s Disclosure Letter, and (z) with respect to FCB, those individuals set forth on Section 3.2(c) of FCB’s Disclosure Letter.

3.3 Representations and Warranties of FCB.

Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in FCB’s Disclosure Letter, FCB represents and warrants to Parent and NBB as follows:

(a) Organization, Standing and Power.

(i) FCB is a Virginia state chartered bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. FCB has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business. FCB is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Deposits in FCB are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law. FCB is not in violation of any provision of its Organizational Documents (as defined herein). True and complete copies of the articles of incorporation, bylaws or other similar governing instruments (“Organizational Documents”) of FCB, in each case as amended to the date hereof and as in full force and effect as of the date hereof, are included in Section 3.3(a)(i) of FCB’s Disclosure Letter.

(ii) The minute book of FCB contains records of all meetings held by, and all other corporate or similar actions of, its shareholders and board of directors (including committees of its board of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledger and the stock transfer book of FCB contain complete and accurate records of the record ownership of the equity securities of FCB.

(b) Subsidiaries.

(i)  FCB does not own or control, directly or indirectly, a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to any corporation, bank or other business organization, whether incorporated or unincorporated. Section 3.3(b)(i) of FCB’s Disclosure Letter lists any corporation, bank or other business organization of which it owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows the jurisdiction of organization, form of organization, and lists the owner(s), number of shares or other equity interests held and percentage ownership (direct or indirect) of each such entity.

(ii) Except as set forth in Section 3.3(b)(ii) of FCB’s Disclosure Letter, FCB does not beneficially own, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any corporation, bank or other organization actively engaged in business, or any interest in a partnership or joint venture of any kind.

(c) Authority; No Breach of the Agreement.

(i) FCB has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the FCB Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by FCB have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by the Board of Directors of FCB) and subject only to the receipt of approval of this Agreement by the holders of more than two-thirds of the outstanding shares of FCB Common Stock (the “FCB Shareholder Approval”). This Agreement has been duly executed and delivered by FCB and assuming due authorization, execution and delivery of this Agreement by Parent and NBB, this Agreement is a valid and legally binding obligation of FCB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement by FCB, nor the consummation by FCB of the transactions contemplated hereby, nor compliance by FCB with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of the Organizational Documents of FCB; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of FCB pursuant to any (1) note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which FCB is a party or by which FCB or any of its properties or assets may be bound; or (C) subject to the receipt of all required shareholder approvals and the receipt, or the making, of the consents, approvals, waivers and filings referred to in subsection 3.3(c)(iii) and the expiration of related waiting periods, violate any order, writ, injunction, decree, statute, rule or regulation applicable to FCB.

(iii) Except for (A) the filing of any required applications, filings or notices with the Governmental Authorities (as defined herein) and the receipt of any permits, consents, approvals and authorizations of the Governmental Authorities and all third parties necessary to consummate the transactions contemplated by this Agreement (the “Regulatory Approvals”), (B) the filing of Articles of Merger with the OCC and the Virginia SCC to effect the Merger, (C) the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4, which will include a proxy statement/prospectus in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of FCB constituting a part thereof, the “Proxy Statement”) relating to the FCB Shareholders Meeting (as defined herein), in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (D) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of the various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, and (E) approval of listing the shares of Parent Common Stock to be issued pursuant to this Agreement on the Nasdaq Capital Market, no consents or approvals of or notices to or filings with any Governmental Authority are necessary in connection with the execution and delivery of this Agreement and the consummation by FCB of the Merger and the other transactions contemplated by this Agreement, including the Merger. As of the date hereof, to FCB’s Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals nor any reason why the necessary Regulatory Approvals and consents will not be received in order to permit consummation of the Merger. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, including but not limited to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the OCC, the FDIC, the Virginia SCC and the Bureau of Financial Institutions of the Virginia SCC.

(d) FCB Capital Stock.

(i) The authorized capital stock of FCB consists of 10,000,000 shares of FCB Common Stock, of which 1,216,015 shares are issued and outstanding as of the date of this Agreement, and 1,000,000 shares of preferred stock, par value $5.00 per share, none of which are issued and outstanding as of the date of this Agreement. All outstanding shares of FCB Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. All shares of FCB’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities laws. As of the date of this Agreement, no shares of FCB Common Stock are subject to unvested restricted stock awards granted under a FCB Stock Plan and 47,500 shares of FCB Common Stock are subject to FCB Options granted under a FCB Stock Plan. As of the date of this Agreement, there are no shares of capital stock of FCB reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which FCB is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by a FCB Stock Plan and as set forth in Section 3.3(d)(i) of FCB’s Disclosure Letter, which sets forth for each such Right, as applicable, the (i) name of the grantee, (ii) date of the grant, (iii) expiration date, (iv) vesting schedule, (v) number of shares of FCB Common Stock, or any other security of FCB, subject to such award, (vi) the per share exercise price, conversion price or similar price of such award, if any, and (vii) number of shares subject to such award that are exercisable or have vested as of the date of this Agreement.

(ii) Section 3.3(d)(ii) of FCB’s Disclosure Letter sets forth, as of January 23, 2024, the name and address, as reflected on the books and records of FCB, of each holder of record, and the number of shares of FCB Common Stock held by each such holder.

(iii) No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of FCB may vote and no senior or subordinated debt securities of FCB are issued or outstanding.

(e) Financial Statements; Accounting Controls.

(i) FCB has made available to Parent copies of FCB’s (A) audited balance sheets as of December 31, 2022 and 2021, and the related statements of income and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes to such financial statements, and (B) unaudited balance sheets and the related statements of income as of and for the nine (9) months ended September 30, 2023, and will make available to Parent, as soon as reasonably practicable following the preparation thereof, audited balance sheets and the related statements of income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for year ended December 31, 2023 and the related notes to such financial statements, and unaudited balance sheets and the related statements of income for each calendar quarter subsequent to September 30, 2023 (collectively, the “Financial Statements”). The Financial Statements fairly present (or, in the case of financial statements for quarterly periods prepared and delivered to Parent after the date of this Agreement, will fairly present) the financial position of FCB, as at the respective dates and the results of FCB’s operations and, to the extent included, cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the period indicated, except in each case as may be noted therein, and subject, in the case of unaudited interim statements, to normal year-end audit adjustments.

(ii) FCB has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with general or specific authorization of its Board of Directors and duly authorized executive officers, (B) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to it or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (C) access to its properties and assets is permitted only in accordance with general or specific authorization of its Board of Directors and duly authorized executive officers, and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences. FCB is not subject to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and nothing contained in this Section 3.3(e)(ii) shall be construed as a representation or warranty that the internal accounting controls of FCB is, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act.

(iii) Since January 1, 2021, neither FCB nor, to FCB’s Knowledge, any director, officer, employee, auditor, accountant or representative of FCB has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of FCB or its internal accounting controls, including any material complaint, allegation, assertion or claim that FCB has engaged in questionable accounting or auditing practices.

(f) Bank Reports. FCB has filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that it was required to file since December 31, 2019 with the Federal Reserve, the FDIC, the Bureau of Financial Institutions of the Virginia SCC and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over FCB (collectively, the “FCB Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States, any state or any FCB Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on it. Any such Bank Report regarding FCB filed with or otherwise submitted to any FCB Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a FCB Regulatory Agency in the ordinary course of FCB’s business, there is no pending proceeding before, or, to its Knowledge, examination or investigation by, any FCB Regulatory Agency into the business or operations of FCB. There is no unresolved violation, criticism or exception by any FCB Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of FCB, and there has been no formal or informal inquiries by, or disagreements or disputes with, any FCB Regulatory Agency with respect to the business, operations, policies or procedures of FCB since December 31, 2020, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on FCB.

(g) Absence of Certain Changes or Events. Since December 31, 2022, (i) FCB has conducted its business in the ordinary course of business consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(h) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its financial statements contained in its Financial Statements or Bank Reports dated or filed prior to the date of this Agreement, (ii) liabilities incurred since December 31, 2022 in the ordinary course of business consistent with past practice, (iii) liabilities that arise out of executory obligations under contracts, (iv) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (v) liabilities incurred in connection with the transactions contemplated by this Agreement and (vi) as disclosed in Section 3.3(h) of FCB’s Disclosure Letter, FCB does not have, and since December 31, 2022 has not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its Financial Statements or Bank Reports).

(i) Material Contracts; Defaults.

(i) Set forth in Section 3.3(i)(i) of FCB’s Disclosure Letter is a list that includes each of the following agreements, contracts, arrangements, commitments or understandings (whether written or oral) that FCB is a party to, bound by or subject to (each, a “FCB Contract” and collectively, “FCB Contracts”): (A) with respect to the employment of any of its directors, officers, employees or consultants, including any employment, severance, termination, consulting or retirement agreement, (B) which would entitle any present or former director, officer, employee or agent of FCB to indemnification from FCB, (C) which would be required to be filed as an exhibit to a Form 10-K filed by FCB as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act, if FCB were subject to such reporting requirements, (D) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on sixty (60) days or less notice and involving the payment or value of more than $25,000 per year and/or has a termination fee, (E) which relates to the incurrence of indebtedness by FCB (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta, and sales of securities subject to repurchase, in each case, in the ordinary course of business), (F) which grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, rights, assets or businesses of FCB, (G) which involves the purchase or sale of assets with a purchase price of $25,000 or more in any single case or $50,000 in all such cases, other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice, (H) which provides for the payment by FCB of payments upon a change in control thereof, (I) which is a lease for any real or material personal property owned or presently used by FCB, (J) which prohibits or materially restricts the conduct of any business by FCB or limits the freedom of FCB to engage in any line of business in any geographic area (or to FCB’s Knowledge would so restrict Parent or any of its affiliates after consummation of the Merger) or which requires exclusive referrals of business or requires FCB to offer specified products or services to their customers or depositors on a priority or exclusive basis, (K) involves Intellectual Property (as defined herein) (other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses) that is material to business of FCB, or (L) which is with respect to, or otherwise commits FCB to do, any of the foregoing. FCB has previously made available to Parent true, complete and correct copies of each such FCB Contract, including any and all amendments and modifications thereto.

(ii) With respect to each FCB Contract: (A) the contract is in full force and effect, (B) FCB is not in default thereunder, and, to the Knowledge of FCB, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (C) FCB has not repudiated or waived any material provision of any such contract from January 1, 2023 to the date hereof, (D) no other party to any such contract is, to FCB’s Knowledge, in default in any material respect, and (E) Section 3.3(i)(ii) of FCB’s Disclosure Letter contains a true and complete list of the deadlines for extensions or terminations with respect to each such FCB Contract (including specifically real property leases and data processing agreements) that involves the payment or value of more than $50,000 per year and/or has a termination fee.

(iii) Each FCB Contract is valid and binding on FCB and is in full force and effect (other than due to the ordinary expiration thereof), and to the Knowledge of FCB is valid and binding on the other parties thereto. FCB is not, and to the Knowledge of FCB, no other party thereto is, in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits which is reasonably likely to have a Material Adverse Effect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as provided in this Agreement, no power of attorney or similar authorization given directly or indirectly by FCB is currently outstanding.

(iv) Section 3.3(i)(iv) of FCB’s Disclosure Letter sets forth a true and complete list of all FCB Contracts pursuant to which consents, waivers or notices are required to be given thereunder, in each case, prior to the performance by FCB of this Agreement and the consummation of the Merger and the other transactions contemplated hereby and thereby.

(j) Legal Proceedings; Compliance with Laws.

(i) There are no actions, lawsuits, arbitrations or administrative or judicial proceedings (or, to the Knowledge of FCB, any basis therefor) instituted or pending or, to its Knowledge, threatened against FCB or against any of FCB’s properties, assets, interests or rights, or to the Knowledge of FCB, against any of FCB’s officers, directors or employees in their capacities as such. FCB is not a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that restricts FCB’s operations or that relates to FCB’s capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and FCB has not been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. No Governmental Authority has ordered FCB to pay any civil penalty or initiated or has pending any actions, lawsuits, arbitrations or administrative or judicial proceedings or, to the Knowledge of FCB, investigation into the business or operations of FCB since December 31, 2018. There is no claim, action, suit, proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of FCB, threatened against any officer or director of FCB in connection with the performance of his or her duties as an officer or director of FCB. FCB has complied in all material respects with, and has not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to FCB, including (to the extent applicable to FCB) all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Truth-in-Lending Act and Regulation Z, the Home Mortgage Disclosure Act, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. FCB has not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on FCB. FCB holds, and has at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business and ownership of its properties, rights and assets (and has paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FCB, and to the Knowledge of FCB no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(ii) FCB has no Knowledge of, nor has FCB been advised of, or has any reason to believe that any facts or circumstances exist, which would cause FCB: (A) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations, the USA PATRIOT Act, and the regulations promulgated thereunder, the Anti-Money Laundering Act of 2020, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (B) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations.

(k) Tax Matters.

(i) FCB has timely filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by FCB have been timely paid. No Tax Return filed by FCB is the subject of any administrative or judicial proceeding, no unpaid Tax deficiency has been asserted against FCB by any Governmental Authority, and to the Knowledge of FCB, no Tax Return filed by FCB is under examination by any Governmental Authority.

(ii) FCB has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. FCB has complied in all material respects with all Tax information reporting and backup withholding provisions of applicable law. FCB has obtained and maintains on file a Form W-9 or the appropriate Form W-8 with respect to each of its depositors or other account holders, bondholders and shareholders and is in full compliance with all reporting, record keeping and due diligence requirements under the Foreign Account Tax Compliance Act and all of the rules and regulations promulgated thereunder.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of FCB. FCB (i) is not a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement (ii) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which FCB was the common parent) or (iii) does not have any liability for the Taxes of any person (other than FCB) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or non-U.S. law, as a transferee or successor, by contract or otherwise. FCB has not distributed stock to another person, nor has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(iv) FCB is not and has not been a party to any “reportable transaction,” as defined in Section 1.6011-4(b) of the Treasury Regulations. FCB has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. FCB is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v) FCB will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction made on or prior to the Closing Date or (ii) prepaid amount received on or prior to the Closing Date. There is currently no limitation on the use of the Tax attributes of FCB under Sections 269, 382, 383, 384 or 1502 of the Code (and similar provisions of state, local or foreign tax law); provided that FCB makes no representation or warranty regarding whether any such limitation will result from the transactions contemplated by this Agreement.

(vi) FCB does not have any unrecognized deferred intercompany gain or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law). No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to FCB and no such agreement or ruling has been applied for and is currently pending.

(vii) FCB has not taken or agreed to take (or failed to take or agree to take) any action, and does not know of any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(viii) For the purposes of this Agreement, “Tax” or “Taxes” mean any and all taxes, charges, fees, levies or other assessments in the nature of a tax imposed by a Governmental Authority, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, escheat, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

(ix) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(l) Property.

(i) Except as set forth in Section 3.3(l)(i) of FCB’s Disclosure Letter or reserved against as disclosed in its Financial Statements or Bank Reports, FCB has good and marketable title in fee simple absolute free and clear of all material liens, encumbrances, charges, defaults or equitable interests, other than Permitted Liens (as defined herein), to all of the properties and assets, real and personal, reflected in the balance sheet included in its Financial Statements or Bank Reports as of December 31, 2022 or acquired after such date. All buildings, and all fixtures, equipment, and other property and assets that are material to FCB’s business, held under leases, subleases or licenses, are held under valid instruments, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all buildings, structures, and appurtenances owned, leased, or occupied by FCB (the “Real Property”) are in good operating condition and in a state of good maintenance and repair, normal wear and tear excepted, and there are no latent defects therein. With regard to the Real Property, there are no eminent domain or similar proceedings pending or, to the Knowledge of FCB, threatened affecting all or any material portion of such Real Property, and further, there is no writ, injunction, decree, order or judgement outstanding, nor any action, claim suit or proceeding pending or, to the Knowledge of FCB, threatened, relating to the ownership, lease, use, occupancy or operation of such Real Property.

(ii) Section 3.3(l)(ii) of FCB’s Disclosure Letter identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by FCB or in which FCB has any ownership or leasehold interest. FCB has made available to Parent true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which FCB is a party.

For purposes of this Section 3.3(l), “Permitted Liens” shall mean: (a) liens arising by operation of law for taxes or other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings;

(b) liens arising by operation of law, including liens arising by virtue of the rights of customers, suppliers and subcontractors in the ordinary course of business under general principles of commercial law, that do not, individually or in the aggregate, materially impair the value of the assets to which they relate and that are for current obligations; (c) imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of FCB as currently conducted; and (d) in each case as set forth in Section 3.3(l)(i) of FCB’s Disclosure Letter security interests granted in connection with either (i) the lease of equipment in the ordinary course of business, or (ii) an existing mortgage agreement encumbering Real Property.

(m) Employee Benefit Plans.

(i) Section 3.3(m)(i) of FCB’s Disclosure Letter sets forth a complete and accurate list of all employee benefit plans and programs of FCB, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and other similar plans, programs or arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation, paid time off and other similar plans or policies; and (E) all bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity or equity based compensation, phantom stock, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements, and all other employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees, directors and contractors, or any spouse, dependent or beneficiary thereof, whether written or unwritten for which (1) FCB or (2) any of its subsidiaries or former subsidiaries or any trade or business of FCB or any entity, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 414 of the Code (“ERISA Affiliates”), sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years) any liability (individually, a “FCB Benefit Plan” and collectively, the “FCB Benefit Plans”). Neither FCB nor any ERISA Affiliate is subject to or obligated under any oral or unwritten FCB Benefit Plan.

(ii) FCB has, with respect to each FCB Benefit Plan, previously delivered or made available to Parent true and complete copies of: (A) the most recent plan document and/or agreements and any amendments thereto and related trust agreements or annuity contracts and any amendments thereto; (B) all current summary plan descriptions and material communications to employees and FCB Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial valuation (if any); (E) the most recent annual and periodic accounting of plan assets; (F) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder, for each of the most recent three (3) years; (G) if the FCB Benefit Plan is intended to qualify under Sections 401(a) or 403(a) of the Code, the most recent determination letter or opinion letter, as applicable, received from the Internal Revenue Service (the “IRS”); (H) copies of the most recent nondiscrimination tests for all FCB Benefit Plans, as applicable; (I) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; and (J) any such other related documents as reasonably requested by Parent.

(iii) Except as set forth in Section 3.3(m)(iii) of FCB’s Disclosure Letter, neither FCB nor any of its ERISA Affiliates have at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in Section 3(37) of ERISA and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Section 412 of the Code; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” (as defined in Section 3(40) of ERISA).

(iv) All of the FCB Benefit Plans are in compliance in all material respects with applicable laws and regulations, and all FCB Benefit Plans have been maintained, operated and administered in accordance with applicable laws and regulations in all material respects.

(v) Each FCB Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, as reflected in a current favorable determination letter, or opinion letter, as applicable. Nothing has occurred since the date of any such determination that is reasonably likely to affect such qualification or exemption, or result in the imposition of excise Taxes or income Taxes on unrelated business income under the Code or ERISA with respect to any Tax-qualified plan.

(vi) All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments due for the current plan year or any plan year ending on or before the Closing Date, under all FCB Benefit Plans have been made or properly accrued. All contributions to any FCB Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder.

(vii) FCB has not engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any FCB Benefit Plan. To FCB’s Knowledge, no “fiduciary,” as defined in Section 3(21) of ERISA, of any FCB Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(viii) There are no actions, suits, investigations or claims (other than routine claims for benefits) pending, threatened or, to the Knowledge of FCB, anticipated with respect to any of the FCB Benefit Plans or any fiduciary thereof in its capacity with respect to the FCB Benefit Plan. None of the FCB Benefit Plans is the subject of a pending or, to the Knowledge of FCB, threatened investigation or audit by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other Governmental Entity.

(ix) Except as set forth in Section 3.3(m)(ix) of FCB’s Disclosure Letter (A) no compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code, (B) no FCB Benefit Plan contains any provision that would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event), (C) no FCB Benefit Plan contains any provision that would materially increase any benefits otherwise payable under any FCB Benefit Plan or result in any acceleration of the time of payment, vesting, exercisability or delivery of, or increase the amount of any such payment, right or benefits as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event), and (D) the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will not result in any requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or in any limitation on the right of it or any of its subsidiaries to amend, merge, terminate or receive a reversion of assets from any FCB Benefit Plan or related trust. Except as set forth in Section 3.3(m)(ix) of FCB’s Disclosure Letter, no FCB Benefit Plan maintained by FCB provides for the gross-up, indemnification or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(x) Each FCB Benefit Plan that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA and all reporting required under Sections 6055 and 6056 of the Code has been completed. FCB has complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. FCB has not established and does not maintain a welfare plan, as defined in Section 3(1) of ERISA, that provides benefits to any former or retired employee or such employee’s beneficiary at its expense after a termination of employment, except to the extent required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

(xi) Except as set forth in Section 3.3(m)(xi) of FCB’s Disclosure Letter, FCB has made all bonus and commission payments it was required to make prior to the date hereof to any employee under any FCB Benefit Plan for calendar years 2021, 2022 and 2023.

(xii) All “group health plans,” as defined in Section 5000(b)(1) of the Code, covering the employees of FCB have been maintained in compliance with Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(xiii) Except as set forth in Section 3.3(m)(xiii) of FCB’s Disclosure Letter, each FCB Benefit Plan that is a “nonqualified deferred compensation plan,” as defined in Section 409A(d)(1) of the Code, has at all times (A) been maintained and operated in compliance with Section 409A of the Code, and (B) been in documentary compliance with Section 409A of the Code, such that no amounts paid pursuant to any such FCB Benefit Plan is or could be subject to a Tax under Section 409A of the Code. Each FCB Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and, except as otherwise set forth in Section 3.3(m)(xiii) of FCB’s Disclosure Letter, it has filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xiv) Section 3.3(m)(xiv) of FCB’s Disclosure Letter sets forth calculations with respect to each individual who has a contractual right to severance pay from FCB based upon the assumptions set forth in such calculations triggered by a change in control of FCB and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service at or after the Effective Time, taking into account any contractual provisions relating to Section 280G of the Code.

(xv) Section 3.3(m)(xv) of FCB’s Disclosure Letter sets forth its preliminary estimate and analysis as to whether any amount paid or payable to the individuals identified in Section 3.3(m)(xiv) of its Disclosure Letter (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code, and to its Knowledge and subject to the assumptions and methods described or set forth in those materials, such estimates are true, correct and complete. With respect to individuals who are not identified in Section 3.3(m)(xiv) of its Disclosure Letter, FCB is not required to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(n) Labor and Employment Matters.

(i) FCB has provided Parent a true and complete list, in each case for 2022 and for 2023, of (A) all employees of FCB, including for each such employee: name, unique employee identification number, hire date, work location, current annual salary and any incentive compensation and (B) all independent contractors or consultants used by FCB, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term.

(ii) FCB is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization,

nor is FCB the subject of a pending or, to the Knowledge of FCB, threatened action, lawsuit, arbitration or administrative or judicial proceeding asserting that FCB has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel FCB to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving FCB pending or, to the Knowledge of FCB, threatened, nor is FCB, to the Knowledge of FCB, subject to any activity involving FCB’s employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(iii) FCB has complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification, and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(iii) of FCB’s Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings of any nature pending or, to FCB’s Knowledge, threatened against FCB brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with FCB. To the Knowledge of FCB, there are no unfair labor practice complaints pending against FCB before the National Labor Relations Board or any other labor relations tribunal or authority. FCB has properly classified individuals providing services to it as employees or independent contractors, as the case may be, and has properly withheld and reported related income and employment taxes in accordance with such classification.

(iv) Except as set forth in Section 3.3(n)(iv) of FCB’s Disclosure Letter, employment of each employee and the engagement of each independent contractor by FCB is terminable at will by FCB without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority. FCB has paid, or has properly accrued no later than the Closing Date, all accrued salaries, wages, bonuses, commissions, overtime and incentives due to be paid or properly accrued on or before the Closing Date.

(v) To the Knowledge of FCB and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. FCB has completed a Form I-9 (Employment Eligibility Verification) for each employee for which one is required by applicable law and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.

(o) Insurance. Set forth in Section 3.3(o) of FCB’s Disclosure Letter is a list of all insurance policies or bonds currently maintained by FCB. FCB is insured with reputable insurers against such risks and in such amounts as management of FCB reasonably has determined to be prudent in accordance with industry practices. Since December 31, 2022, FCB has not received any notice of cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, and since January 1, 2023, has been refused any insurance coverage sought or applied for, and FCB has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of FCB.

(p) Loan Portfolio; Allowance for Credit Losses; Mortgage Loan Buy-Backs. Except as set forth in Section 3.3(p) of FCB’s Disclosure Letter:

(i) All Loans (as defined herein) payable to FCB are (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which to its Knowledge have been perfected; (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan which if successful could have a Material Adverse Effect on FCB; and (D) in all material respects made in accordance with its standard loan policies except for workout credits and approved policy exceptions.

(ii) (A) There is no material modification or amendment, oral or written, of a Loan that is not reflected on the records of FCB, (B) all currently outstanding Loans are owned by FCB free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $30,000 or more have been asserted in writing against FCB for which there is a reasonable possibility of an adverse determination in any action, lawsuit, arbitration or administrative or judicial proceeding, and to the Knowledge of FCB there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any action, lawsuit, arbitration or administrative or judicial proceeding, and (D) no Loans owned by FCB are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii) The allowance for possible loan or credit losses (the “Credit Loss Allowance”) shown on its Financial Statements or Bank Reports as of September 30, 2023 was, and the Credit Loss Allowance to be shown on its Financial Statements or Bank Reports as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding (not including letter of credit or commitments to make loans or extend credit which are included in “other liabilities”).

(iv) Any reserve for losses with respect to other real estate owned (“OREO”) and any reserve for repossession with respect to mortgage Loans to be shown on its Financial Statements or Bank Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the OREO or mortgage Loan portfolio, as the case may be, of FCB as of the dates thereof.

(v) The Credit Loss Allowance has been established in accordance with GAAP and applicable regulatory requirements and guidelines.

(vi) Section 3.3(p)(vi) of FCB’s Disclosure Letter sets forth all residential or commercial mortgage Loans originated on or after January 1, 2019 by it (A) that were sold in the secondary mortgage market and have been re-purchased by it, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from FCB, or have notified FCB of an intent to request indemnification, in connection with such Loans.

(vii) As of December 31, 2023, FCB was not a party to any Loan (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in violation of any law, regulation or rule applicable to FCB including, but not limited to, those promulgated, interpreted or enforced by any Governmental Authority.

(viii) As of the date of this Agreement, FCB was not a party to any Loan with any of FCB’s directors or officers that was not made in compliance with Regulation O, as amended, of the Federal Reserve.

(ix) Each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced (including by a third party servicer or sub-servicer, if applicable), and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, FCB’s applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(x) To the extent that FCB has originated any Loan under or otherwise participated in any program created or modified by the CARES Act, including but not limited to the Paycheck Protection Program (the “PPP”), it has done such in good faith and in material compliance with all laws, regulations and guidance governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the Treasury and/or the U.S. Small Business Administration applicable to Loans originated pursuant to or in association with the PPP.

(xi) As used herein, the term “Loan” means any loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement or other extension of credit.

(q) Environmental Matters.

(i) Except as described in Section 3.3(q) of FCB’s Disclosure Letter, FCB is in compliance with all Environmental Laws (as defined herein). FCB has not received any communication alleging that FCB is not in such compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) FCB has not received notice of pending, and to its Knowledge there are no threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (A) FCB, (B) any person or entity whose liability for any Environmental Claim FCB has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by FCB, or any real or personal property which FCB has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which FCB holds a security interest securing a loan recorded on the books of FCB. FCB is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) With respect to all real and personal property owned or leased by FCB, or all real and personal property which FCB has been, or is, judged to have managed or to have supervised or to have participated in the management of, FCB will promptly provide Parent with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which is included in FCB’s Disclosure Letter). FCB is in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

(iv) To the Knowledge of FCB, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against FCB or against any person or entity whose liability for any Environmental Claim FCB has or may have retained or assumed either contractually or by operation of law.

(v) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(B) “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

(C) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, underground storage tanks and any other materials regulated under Environmental Laws.

(r) Books and Records. The books and records of FCB have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(s) Intellectual Property. FCB owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use, all Intellectual Property and the FCB Technology Systems (as such terms are defined herein) that are used by FCB in its business as currently conducted. To the Knowledge of FCB, FCB has not infringed or otherwise violated the Intellectual Property rights of any other person, and there is no claim asserted, or to the Knowledge of FCB threatened, against FCB concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. The term “FCB Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by FCB or by a third party.

(t) Derivative Instruments. All derivative instruments, including, swaps, caps, floors and option agreements, whether entered into for FCB’s own account, or for the account of its customers (each a “Derivative Contract”), were entered into (i) only in the ordinary course of business, (ii) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies and (iii) with counterparties believed to be financially responsible at the time; and each of such instruments constitutes the valid and legally binding obligation of FCB, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Neither FCB nor, to the Knowledge of FCB, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(u) Deposits. Except as set forth in Section 3.3(u) of FCB’s Disclosure Letter, as of December 31, 2023, none of FCB’s deposits are “brokered” deposits or are subject to any legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of FCB.

(v) Investment Securities.

(i) FCB has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of FCB and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of FCB in accordance with GAAP.

(ii) FCB employs investment, securities risk management and other policies, practices and procedures that FCB believes are prudent and reasonable in the context of such businesses.

(w) Takeover Laws and Provisions. FCB has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover laws, including without limitation Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA.

(x) Transactions With Affiliates. All “covered transactions” between FCB and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions. As of the date hereof, except as set forth in Section 3.3(x) of FCB’s Disclosure Letter, there are no outstanding amounts payable to or receivable from, or advances by FCB to, and FCB is not otherwise a creditor or debtor to (i) any director, executive officer, five percent (5%) or greater shareholder of FCB or, to the Knowledge of FCB, to any of their respective affiliates or associates, other than as part of the normal and customary terms of such person’s employment or service as a director of FCB and other than deposits held by FCB in the ordinary course of business, or (ii) any other affiliate of FCB. As of the date hereof, except as set forth in Section 3.3(x) of FCB’s Disclosure Letter, FCB is not a party to any transaction or agreement with any of its directors, executive officers or other affiliates, other than such person’s employment or service as a director with FCB and excluding any deposit relationship.

(y) Community Reinvestment Act. FCB had a rating of “satisfactory” or better as of its most recent CRA examination, and FCB has not been advised of, or has reason to believe that, any facts or circumstances exist that would reasonably be expected to cause FCB to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any FCB Regulatory Agency of lower than “satisfactory.”

(z) Fiduciary Accounts. FCB has properly administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither FCB nor, to the Knowledge of FCB, any director, officer or employee of FCB, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(aa) Information Systems and Security.

(i) FCB and, to the Knowledge of FCB, each third-party vendor to FCB, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems (“Computer Systems”) maintained by or on behalf of FCB, and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. To the Knowledge of FCB, FCB has not suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii) To the Knowledge of FCB, all of FCB’s Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. FCB has not experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. FCB has taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(bb) Required Vote. Other than the FCB Shareholder Approval, no other vote of the shareholders of FCB is required by the VSCA, FCB’s Organizational Documents or otherwise to approve this Agreement and the Merger.

(cc) Financial Advisors. None of FCB or any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, FCB has retained Performance Trust Capital Partners, LLC as its financial advisor (pursuant to an engagement letter, a true and complete copy of which is included in Section 3.3(cc) of FCB’s Disclosure Letter and under which such firm will be entitled to certain fees in connection with this Agreement).

(dd) Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of FCB has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Performance Trust Capital Partners, LLC to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of FCB. Such opinion has not been amended or rescinded as of the date of this Agreement.

(ee) No Further Representations. Except for the representations and warranties specifically set forth in this Section 3.3, FCB does not make and shall not be deemed to make any representation or warranty to Parent or any of the Parent Subsidiaries (as defined herein), express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and FCB hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person.

3.4 Representations and Warranties of Parent and NBB.

Subject to and giving effect to Sections 3.1 and 3.2, and except as set forth in Parent’s Disclosure Letter or in any of Parent’s Securities Documents (as defined herein) filed on or after January 1, 2023 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), each of Parent and NBB represents and warrants to FCB as follows:

(a) Organization, Standing and Power. Parent is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Parent has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business. Parent is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. NBB is a national banking association, duly organized, validly existing and in good standing under the laws of the United States of America. Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Deposits in NBB are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law. Neither Parent nor any of the Parent Subsidiaries (as defined herein) is in violation of any provision of its Organizational Documents or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Parent Subsidiary (as defined herein), as applicable. True and complete copies of Parent’s articles of incorporation and bylaws, in each case as amended to the date hereof and as in full force and effect as of the date hereof, are contained in or incorporated by reference into Parent’s Securities Documents.

(b) Subsidiaries. Each subsidiary of Parent is identified, collectively, in Exhibit 21 to Parent’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC (each individually a “Parent Subsidiary” and collectively the “Parent Subsidiaries”). Each Parent Subsidiary (i) is a duly organized bank or corporation, association, limited liability company or statutory trust validly existing and in good standing under applicable laws, (ii) has full corporate or other applicable power and authority to carry on its business as now conducted and (iii) is duly licensed or qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on Parent on a consolidated basis. The outstanding shares of capital stock or equity interests of each Parent Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by Parent free and clear of all liens, claims and encumbrances or preemptive rights of any person.

(c) Authority; No Breach of the Agreement.

(i) Each of Parent and NBB has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and NBB, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and NBB. This Agreement has been duly executed and delivered by Parent and NBB and assuming due authorization, execution and delivery of this Agreement by FCB, this Agreement is a valid and legally binding obligation of Parent and NBB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

(ii) Neither the execution and delivery of this Agreement by Parent and NBB, nor the consummation by Parent and NBB of the transactions contemplated hereby, nor compliance by Parent and NBB with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of the Organizational Documents of Parent or NBB; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of Parent or any Parent Subsidiary pursuant to any (1) note, bond, mortgage or indenture, or (2) material license, agreement or other instrument or obligation, to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any Parent Subsidiary.

(iii) Except for (A) the necessary Regulatory Approvals, (B) the filing of Articles of Merger with the OCC and the Virginia SCC to effect the Merger, (C) the filing with the SEC of the Registration Statement and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Exchange Act, (D) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of the various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, and (E) approval of listing the shares of Parent Common Stock to be issued pursuant to this Agreement on the Nasdaq Capital Market, no consents or approvals of or notices to or filings with any Governmental Authority are necessary in connection with the execution and delivery of this Agreement and the consummation by Parent and NBB of the Merger and the other transactions contemplated by this Agreement, including the Merger. As of the date hereof, to the Knowledge of Parent, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals nor any reason why the necessary Regulatory Approvals and consents will not be received in order to permit consummation of the Merger.

(d) Capital Stock of Parent and NBB.

(i) The authorized capital stock of Parent consists of 10,000,000 shares of Parent Common Stock, of which 5,893,782 shares are issued and outstanding as of the date of this Agreement, and 5,000,000 shares of preferred stock, no par value, of which none are issued and outstanding as of the date of this Agreement. All outstanding shares of Parent Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. All shares of Parent’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities laws. As of the date of this Agreement, there are no shares of capital stock reserved for issuance, or any outstanding Rights with respect to any capital stock of Parent, except as contemplated by a Parent stock option or other equity-based compensation plan or by Parent’s Securities Documents.

(ii) The authorized capital stock of NBB consists of 500,000 shares of NBB Common Stock, of which 68,300 shares are issued and outstanding as of the date of this Agreement. All outstanding shares of NBB Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person.

(e) Securities Filings; Financial Statements; Accounting Controls.

(i) Parent has filed all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed by it (collectively, the “Securities Documents”) with the SEC since December 31, 2020 under the Securities Act and the Exchange Act. Parent’s Securities Documents, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any Securities Documents filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time filed (or if amended or superseded by one or more Securities Documents filed prior to the date of this Agreement, then on the date of such filing), did not (and any Securities Documents filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Securities Documents or necessary in order to make the statements made in such Securities Documents, in light of the circumstances under which they were made, not misleading.

(ii) Each of the financial statements of Parent contained in or incorporated by reference into any Securities Documents (including any Securities Documents filed after the date of this Agreement) complied (or, in the case of Securities Documents filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented (or, in the case of Securities Documents filed after the date of this Agreement, will fairly present) the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates and the consolidated results of Parent’s operations and cash flows for the periods indicated, in each case in accordance with GAAP consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) Each of Parent’s principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to its Securities Documents, and the statements contained in such certifications are true and accurate in all material respects. Parent is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(f) Bank Reports. Parent and each of the Parent Subsidiaries has filed all Bank Reports that they were required to file since December 31, 2019 with the Federal Reserve, the Bureau of Financial Institutions of the Virginia SCC and the OCC (the “Parent Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States, any state or any Parent Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on it. Any such Bank Report regarding Parent and each of the Parent Subsidiaries filed with or otherwise submitted to any Parent Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Parent Regulatory Agency in the ordinary course of Parent’s and each of the Parent Subsidiaries’ business, there is no pending proceeding before, or, to its Knowledge, examination or investigation by, any Parent Regulatory Agency into the business or operations of Parent or any of the Parent Subsidiaries and no enforcement action, to its Knowledge, threatened by any Parent Regulatory Agency.

(g) Absence of Certain Changes or Events. Since December 31, 2022, except as disclosed in its Securities Documents or Bank Reports filed prior to the date of this Agreement, (i) Parent and the Parent Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(h) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its financial statements contained in its Securities Documents or Bank Reports filed prior to the date of this Agreement, (ii) liabilities incurred since December 31, 2022 in the ordinary course of business consistent with past practice, (iii) liabilities that arise out of executory obligations under contracts, (iv) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, and (v) liabilities incurred in connection with the transactions contemplated by this Agreement, neither Parent nor any Parent Subsidiary has, and since December 31, 2022 has not incurred (except as permitted by Section 4.2), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements contained in its Securities Documents or Bank Reports).

(i) Legal Proceedings; Compliance with Laws.

(i) There are no actions, lawsuits, arbitrations or administrative or judicial proceedings (or, to the Knowledge of Parent, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against Parent or any of the Parent Subsidiaries or against any of Parent’s or any of the Parent Subsidiaries’ properties, assets, interests or rights, or to the Knowledge of Parent, against any of Parent’s or the Parent Subsidiaries’ officers, directors or employees in their capacities as such. Neither Parent nor any of the Parent Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts Parent’s operations or the operations of any of the Parent Subsidiaries or that relates to Parent’s capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither Parent nor any of the Parent Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of Parent and any of the Parent Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered Parent or any of the Parent Subsidiaries to pay any civil penalty or initiated or has pending any actions, lawsuits, arbitrations or administrative or judicial proceedings or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of the Parent Subsidiaries since December 31, 2018. There is no claim, action, suit, proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of Parent, threatened against any officer or director of Parent, or any of the Parent Subsidiaries, in connection with the performance of his or her duties as an officer or director of Parent or any of the Parent Subsidiaries. Parent and each of the Parent Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to Parent and each of the Parent Subsidiaries, including (to the extent applicable to Parent or any of the Parent Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002, the CARES Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither Parent nor any of the Parent Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent or each of the Parent Subsidiaries. Parent and each of the Parent Subsidiaries hold, and have at all times since December 31, 2018, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and to the Knowledge of Parent no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(ii) Parent has no Knowledge of, nor has Parent or any of the Parent Subsidiaries been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Parent or any of the Parent Subsidiaries: (A) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations, the USA PATRIOT Act, and the regulations promulgated thereunder, the Anti-Money Laundering Act of 2020, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (B) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations.

(j) Tax Matters.

(i) Parent and each of the Parent Subsidiaries have timely filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by Parent or any of the Parent Subsidiaries have been timely paid. No Tax Return filed by Parent or any of the Parent Subsidiaries is the subject of any administrative or judicial proceeding, no unpaid Tax deficiency has been asserted against Parent or any of the Parent Subsidiaries by any Governmental Authority, and no Tax Return filed by Parent or any of the Parent Subsidiaries is under examination by any Governmental Authority.

(ii) Parent and each of the Parent Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Parent and each of the Parent Subsidiaries have complied in all material respects with all Tax information reporting and backup withholding provisions of applicable law.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of Parent or any of the Parent Subsidiaries. Neither Parent nor any of the Parent Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and the Parent Subsidiaries) (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Parent was the common parent) or (iii) has any liability for the Taxes of any person (other than Parent and the Parent Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or non-U.S. law, as a transferee or successor, by contract or otherwise.

(iv) Neither Parent nor any of the Parent Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 1.6011-4(b) of the Treasury Regulations. Parent and each of the Parent Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Parent is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v) Neither Parent nor any of the Parent Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(vi) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(k) Employee Benefit Plans.

(i) All of the Parent Benefit Plans (as defined herein) are in compliance in all material respects with applicable laws and regulations, and Parent has administered such benefit plans in accordance with applicable laws and regulations in all material respects. For the purposes of this Agreement, a “Parent Benefit Plan” means an employee benefit plan and program of Parent and the Parent Subsidiaries, including without limitation: (A) all retirement, savings pension, stock bonus, profit sharing and other similar plans, programs or arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; and (C) all employment agreements, change in control agreements, severance agreements or similar agreements; and (D) all bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements, and all other employment or compensation arrangements, in each case for the benefit of or relating to its current and former employees, directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its subsidiaries or former subsidiaries or any trade or business of it or any of such subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years) any liability (collectively, the “Parent Benefit Plans”).

(ii) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, as reflected in a current favorable determination letter (based on IRS permitted determination request procedures) or opinion letter, as applicable. Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise Taxes or income Taxes on unrelated business income under the Code or ERISA with respect to any Tax-qualified plan.

(l) Insurance. Parent and the Parent Subsidiaries are insured with reputable insurers against such risks and in such amounts as management of Parent reasonably has determined to be prudent in accordance with industry practices. Since December 31, 2022, neither Parent nor any of the Parent Subsidiaries has received any notice of cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, and since January 1, 2023, has been refused any insurance coverage sought or applied for, and Parent has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Parent or the Parent Subsidiaries.

(m) Community Reinvestment Act. NBB had a rating of “satisfactory” or better as of its most recent CRA examination, and neither Parent nor NBB has been advised of, or has reason to believe that, any facts or circumstances exist that would reasonably be expected to cause Parent to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Parent Regulatory Agency of lower than “satisfactory.”

(n) Required Vote. No vote of the shareholders of Parent is required by the VSCA, Parent’s articles of incorporation, Parent’s bylaws or otherwise to approve this Agreement and the Merger.

(o) Financial Advisors. None of Parent, any of the Parent Subsidiaries or any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, Parent has retained Piper Sandler & Co. as its financial advisor (pursuant to an engagement letter under which Piper Sandler & Co. will be entitled to certain fees).

(p) No Further Representations. Except for the representations and warranties specifically set forth in this Section 3.4, neither Parent nor any of the Parent Subsidiaries makes or shall be deemed to make any representation or warranty to FCB, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and each of Parent and the Parent Subsidiaries hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person.

ARTICLE 4

Covenants Relating to Conduct of Business

4.1 Conduct of Business of FCB Pending the Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in FCB’s Disclosure Letter, without the prior written consent of Parent (not to be unreasonably conditioned, withheld or delayed), FCB agrees that it will not:

(a) Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its material assets, rights and properties and preserve its relationships with its customers, employees, suppliers, Regulatory Agencies and others with which it has advantageous business relationships.

(b) Take any action that would prevent or adversely affect or delay the ability of Parent, NBB or FCB (i) to obtain any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend, modify or repeal its Organizational Documents.

(d) Other than pursuant to Rights outstanding as of the date hereof as disclosed in Section 3.3(d)(i) of FCB’s Disclosure Letter, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, or any Rights with respect thereto, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, restricted stock, stock appreciation rights or similar or other stock-based rights.

(e) Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any director, officer or employee of FCB, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for normal individual merit increases in compensation to employees in the ordinary course of business consistent with past practice, excluding executive officers, provided that no such salary or wage increase will result in an annual adjustment in any individual officer’s or employee’s salary or wages of more than three percent (3.00%).

(f) Enter into, establish, adopt, amend, terminate or make any contributions to (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereof under any FCB Benefit Plan and as set forth in Section 4.1(f) of FCB’s Disclosure Letter or (iii) to comply with the requirements of this Agreement), any pension, retirement, stock option, restricted stock, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, including without limitation taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder.

(g) Hire any person as an employee of FCB or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.1(g) of FCB’s Disclosure Letter and (ii) persons hired to fill any employee or non-officer vacancies existing as of the date hereof or arising after the date hereof and whose employment is terminable at the will of FCB and who are not contractually entitled to or subject to or eligible for any new or additional severance or similar benefits or payments that would become payable as a result of the Merger or the consummation thereof (other than severance or similar benefits provided pursuant to Section 5.9(c) of this Agreement).

(h) Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any such change that is required by law.

(i) Incur any indebtedness for borrowed money, other than overnight borrowings and draws under FCB’s lines of credit as existing on the date of this Agreement (or subsequently renewed), in each case in the ordinary course of business consistent with past practice; or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.

(j) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(k) Make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice, in amounts not exceeding $25,000 individually or $50,000 in the aggregate.

(l) Implement or adopt any change in its Tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law.

(m) Make or change any material Tax election, settle or compromise any material Tax liability of FCB, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of FCB, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return.

(n) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law.

(o) Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any portion of its assets, deposits, business or properties except for (i) OREO properties sold in the ordinary course of business consistent with past practice, and (ii) other transactions in the ordinary course of business consistent with past practice in amounts that do not exceed $20,000 individually or $40,000 in the aggregate.

(p) Acquire all or any portion of the assets, business, securities, deposits or properties of any other person, including without limitation, by merger or consolidation or by investment in a partnership or joint venture except for (i) acquisitions of securities as permitted by Section 4.1(x); (ii) such acquisitions by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith and in the ordinary course of business consistent with past practice; and (iii) such other acquisitions in the ordinary course of business consistent with past practice in amounts that do not exceed $10,000 individually or $30,000 in the aggregate.

(q) Except as otherwise permitted under this Section 4.1, enter into, modify, amend, terminate, cancel, fail to renew or extend any (i) material agreement, lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking mobile banking or bankcard functions; or (ii) FCB Contract or any agreement, contract, lease, license, arrangement, commitment or understanding (not covered by (i) and whether written or oral) that would constitute a FCB Contract if entered into prior to the date hereof, other than in the ordinary course of business consistent with past practice or for the non-renewal or termination of a FCB Contract upon expiration of its term.

(r) Enter into any settlements or similar agreements with respect to any claims, actions, suits, proceedings, orders or investigations to which FCB is or becomes a party after the date of this Agreement, which settlements, agreements or actions involve payment by FCB of an amount that exceeds $20,000 individually or $50,000 in the aggregate and/or would impose any material restriction on the business of FCB.

(s) Enter into any new material line of business; introduce any material new products or services; make any material change to deposit products or deposit gathering or retention policies or strategies; change its material lending, investment, underwriting, pricing, originating, servicing, risk and asset liability management and other material banking, operating or board policies or practices or otherwise fail to follow such policies or practices, except as required by applicable law, regulation or policies imposed by any Governmental Authority, or change the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be considered “high risk” under applicable regulatory guidance; or file any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility.

(t) Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(u) Introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to, and approved by, Parent prior to the date hereof).

(v) (i) Make, renew, restructure or otherwise modify any Loan other than Loans that are made in the ordinary course of business consistent with past practice (excluding participations) or Loans that were previously acquired in the ordinary course of business consistent with past practice, in each case originated in compliance with FCB’s internal loan policies and that have (A) in the case of unsecured Loans, total exposure to the borrower and its affiliates not in excess of $150,000, and (B) in the case of secured Loans, total exposure to the borrower and its affiliates not in excess of $1,000,000, (ii) except in the ordinary course of business, take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; or (iii) enter into any Loan securitization or create any special purpose funding entity. In the event that Parent’s prior written consent is required pursuant to clause (i) above, Parent shall use its reasonable efforts to provide such consent within two (2) business days of any request by FCB. If Parent has not replied to FCB’s notice within two (2) business days, FCB may assume Parent’s consent and shall have the right to take action as set forth in its notice.

(w) Incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than with respect to (i) borrowings from the Federal Home Loan Bank of Atlanta; and (ii) the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.

(x) (i) Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practices) any debt security or equity investment other than federal funds or United States government securities or United States government agency securities, in each case with a term of two (2) years or less, (ii) dispose of any debt security or equity investment or (iii) restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(y) Enter into or settle any Derivative Contract other than contracts used to hedge mortgage rate risk in the ordinary course of business as currently conducted.

(z) Make any investment in or commitment to invest in real estate or in any real estate development project (other than as a Loan or by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(aa) Foreclose on or take a deed or title to any real estate, other than single-family residential properties, without first conducting an ASTM International E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312, or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous 40 Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(bb) Take any other action that would make any representation or warranty in Section 3.3 hereof untrue, taking into account the standard set forth in Section 3.2.

(cc) Agree to take any of the actions prohibited by this Section 4.1.

4.2 Conduct of Business of Parent Pending the Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, without the prior written consent of FCB (not to be unreasonably conditioned, withheld or delayed), Parent agrees that it will not, and will cause each of the Parent Subsidiaries not to:

(a) Conduct its business and the business of the Parent Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact their material assets, rights and properties and preserve their relationships with their customers, employees, suppliers, Regulatory Agencies and others with which it has advantageous business relationships.

(b) Take any action that would prevent or adversely affect or delay the ability of Parent, NBB or FCB (i) to obtain any necessary approvals, consents or waivers of any Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law.

(d) Amend, modify or repeal any provision of its Organizational Documents in a manner which would have a Material Adverse Effect on FCB, the shareholders of FCB or the transactions contemplated by this Agreement.

(e) Take any other action that would make any representation or warranty in Section 3.4 hereof untrue, taking into account the standard set forth in Section 3.2.

(f) Agree to take any of the actions prohibited by this Section 4.2.

4.3 Transition.

To facilitate the integration of the operations of Parent, NBB and FCB and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of Parent, NBB and FCB shall, and shall cause its subsidiaries (if any) to, consult with the other parties on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.4 No Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give Parent or NBB directly or indirectly, the right to control or direct the operations of FCB or to exercise, directly or indirectly, a controlling influence over the management or policies of FCB, and nothing contained in this Agreement (including, without limitation, Section 4.2 and Section 4.3) shall give FCB, directly or indirectly, the right to control or direct the operations of Parent or NBB or to exercise, directly or indirectly, a controlling influence over the management or policies of Parent or NBB. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its subsidiaries’ (if any) respective operations.

ARTICLE 5

Additional Agreements

5.1 Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, the parties hereto will use their reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other parties hereto to that end.

5.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws regarding the disclosure or exchange of information, FCB shall permit Parent and NBB to make or cause to be made such investigation of FCB’s operational, financial and legal condition as Parent or NBB reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unreasonably with normal operations. No investigation, in and of itself, by Parent or NBB shall affect the representations and warranties of FCB. FCB shall provide to Parent and NBB all written agendas and meeting or written consent materials provided to the directors of

FCB in connection with board and committee meetings, subject to applicable laws relating to the exchange of information. Notwithstanding the above provisions in this Section 5.2(a), Parent and NBB and their representatives shall not be entitled to receive information directly relating to the negotiation and prosecution of this Agreement or, except as otherwise provided herein, relating to an Acquisition Proposal, a Superior Proposal (as such terms are defined herein) or any matters relating thereto. FCB shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of FCB.

(b) During the period from the date of this Agreement to the Effective Time, FCB shall, upon the request of Parent or NBB, cause one or more of its designated executive officers to confer on a monthly or more frequent basis with Parent or NBB regarding FCB’s financial condition, operations and business and matters relating to the completion of the Merger. As soon as reasonably available, but in no event later than the earlier of (i) the thirtieth (30th) day after the end of each calendar quarter ending after the date of this Agreement, and (ii) the date of public dissemination of earnings information pertaining to such calendar quarter (or year with respect to a quarter ending on December 31), FCB will deliver to Parent and NBB its unaudited balance sheet and the related statements of income, without related notes, for such quarter (or year with respect to a quarter ending on December 31) prepared in accordance with GAAP. Within fifteen (15) days after the end of each month, FCB will deliver to Parent and NBB (i) such loan reports as Parent and NBB may reasonably request, and (ii) such other financial data as Parent and NBB may reasonably request.

(c) Each party hereto will give prompt notice to the other parties (and subsequently keep the other parties informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(d) Each party hereto shall, and shall use its reasonable best efforts to cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of, and not use to the detriment of the other parties, all information of the other parties obtained prior to the date of this Agreement or pursuant to this Section 5.2 that is not otherwise publicly disclosed by the other parties, unless such information is required to be included in any filing required by law or in an application for any Regulatory Approval required for the consummation of the transactions contemplated hereby, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the case of information that a party believes is necessary in making any such filing or obtaining any such Regulatory Approval, that party will provide the other parties a reasonable opportunity to review any such filing or any application for such Regulatory Approval before it is filed sufficient for it to comment on and object to the content of such filing or application. If this Agreement is terminated, each party shall promptly return to the furnishing party or, at the request of the furnishing party, promptly destroy in a manner that renders the information impracticable to read or reconstruct and certify the destruction of all confidential information received from the other party.

5.3 FCB Shareholder Approval.

FCB shall call a meeting of its shareholders for the purpose of obtaining the FCB Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “FCB Shareholders Meeting”). Subject to Section 5.5(f), the Board of Directors of FCB shall (i) recommend to FCB’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “FCB Board Recommendation”), (ii) include the FCB Board Recommendation in the Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the FCB Shareholder Approval.

5.4 Registration Statement; Proxy Statement; SEC Filings.

(a) Each party will cooperate with the other parties, and their representatives, in the preparation of (i) the Registration Statement to be filed by Parent with the SEC in connection with the offering and issuance of Parent Common Stock in the Merger and (ii) the Proxy Statement to be used by FCB in connection with the FCB Shareholders Meeting. The Registration Statement shall not be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Registration Statement shall be filed, by Parent without consultation with FCB and its counsel. The Proxy Statement shall not be mailed or delivered, and, prior to the termination of this Agreement, no amendment or supplement to the Proxy Statement shall be mailed or delivered, by FCB without consultation with Parent and its counsel. Parent will use its reasonable best efforts, in which FCB will reasonably cooperate as necessary, to file the Registration Statement, including the Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable, and to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof, and FCB shall thereafter mail or deliver the Proxy Statement to its shareholders.

(b) Each party agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (ii) the Proxy Statement will, at the date(s) of mailing to FCB shareholders and at the time of the FCB Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

5.5 No Other Acquisition Proposals.

(a) FCB agrees that it will not, and will cause its officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by FCB) not to, directly or indirectly, (i) initiate, solicit, endorse or encourage inquiries, proposals or offers with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Proposal (as defined herein).

(b) Notwithstanding the foregoing, nothing contained in this Section 5.5 shall prohibit FCB, prior to obtaining the FCB Shareholder Approval and subject to compliance with the other terms of this Section 5.5, from furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to FCB (that did not result from a breach of this Section 5.5) if, and only to the extent that (i) the Board of Directors of FCB concludes in good faith, after consultation with and based upon the advice of outside legal counsel, that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties to shareholders under applicable law, (ii) before taking such actions, FCB receives from such person or entity an executed confidentiality agreement providing for reasonable protection of confidential information, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with FCB, provided that any nonpublic information furnished or to be furnished to such person or entity shall have previously been provided to Parent or will simultaneously be provided to Parent, and (iii) the Board of Directors of FCB concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). FCB shall promptly (within twenty-four (24) hours) notify Parent orally and in writing of FCB’s receipt of any such proposal or inquiry, the material terms and conditions thereof, the identity of the person making such proposal or inquiry, and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c) For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving FCB: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction; (ii) any acquisition or purchase, direct or indirect, of ten percent (10%) or more of the consolidated assets of FCB or ten percent (10%) or more of any class of equity or voting securities of FCB; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning ten percent (10%) or more of any class of equity or voting securities of FCB.

(d) For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of FCB concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of this Agreement is (i) more favorable to the shareholders of FCB from a financial point of view, than the transactions contemplated by this Agreement, (ii) fully financed or reasonably capable of being fully financed, (iii) reasonably likely to receive all required approvals of Governmental Authorities, and (iv) otherwise reasonably capable of being completed on the terms proposed on a timely basis; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(c), except the reference to “ten percent (10%) or more” in such definition shall be deemed to be a reference to “a majority”.

(e) Except as provided in Section 5.5(f), neither the Board of Directors of FCB nor any committee thereof shall (i) withhold, withdraw, qualify, modify or fail to make in any manner adverse to Parent the FCB Board Recommendation; (ii) propose publicly to withhold, withdraw, qualify or modify in any manner adverse to Parent the FCB Board Recommendation or (iii) take such other action or make any other public statement in connection with the FCB Shareholders Meeting inconsistent with the FCB Board Recommendation (collectively, a “Change of Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the FCB Shareholder Approval, the Board of Directors of FCB may (1) make a Change of Recommendation, in which event the Board of Directors of FCB may communicate the basis for its lack of FCB Board Recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law or regulation, or (2) terminate the Agreement pursuant to Section 7.1(i) and enter into an acquisition agreement or similar agreement with respect to a Superior Proposal; provided, that the Board of Directors of FCB may only take actions under this Section 5.5(f) if and only to the extent that:

(i) the Board of Directors of FCB has received and evaluated a Superior Proposal in accordance with this Section 5.5;

(ii) the Board of Directors of FCB has determined in good faith, after consultation with outside legal counsel and financial advisers, that failure to pursue such Superior Proposal and make a Change of Recommendation, as applicable, would result in a violation of its fiduciary duties under applicable law; and

(iii) prior to taking such any such action, (A) FCB shall notify Parent in writing, at least five (5) business days in advance, that it intends to accept a Superior Proposal; (B) upon Parent’s request, FCB shall discuss with Parent the facts and circumstances giving rise to such decision and negotiate in good faith with Parent to facilitate Parent’s evaluation of whether to improve the terms and conditions of this Agreement as would permit the Board of Directors of FCB not to accept the Superior Proposal; (C) if Parent shall have delivered to FCB an offer to alter the terms of this Agreement during such five (5) business day notice period, the Board of Directors of FCB shall have determined in good faith (after consultation with its outside legal counsel and financial advisor), after considering the terms of such offer by Parent, that such Superior Proposal would continue to constitute a Superior Proposal; and (D) in the event of any material change to the material terms of such Superior Proposal, FCB shall, in each case, provide Parent with an additional notice and the five (5) business day notice period shall recommence.

(g) Except as otherwise provided in this Agreement (including Section 7.1), nothing in this Section 5.5 shall permit FCB to terminate this Agreement or affect any other obligation of FCB under this Agreement.

(h) FCB agrees that any violation of the restrictions set forth in this Section 5.5 by any representative of FCB shall be deemed a breach of this Section 5.5 by FCB.

5.6 Applications and Consents.

(a) The parties hereto shall cooperate and shall use their reasonable best efforts to, as promptly as practicable, prepare all documentation and make all filings necessary to obtain the Regulatory Approvals. Each of the parties hereto shall use its reasonable best efforts to comply with the terms and conditions of all such Regulatory Approvals and resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby under any applicable law or regulation; provided, that, in no event shall Parent or NBB be required, and FCB shall not be permitted (without prior written consent of Parent or NBB, as the case may be), in connection with a Regulatory Approval or the transactions contemplated by this Agreement, to take any action, or commit to take any action, or to accept any restriction or condition, involving FCB, Parent, NBB or any Parent Subsidiary, which the Board of Directors of Parent or NBB reasonably determines in good faith would be materially financially burdensome to the business, operations, financial condition or results of operations of the business of Parent or NBB or on the business of FCB (which restriction, commitment, or condition could include materially increasing capital, divesting or reducing lines of businesses or asset classes, entering into compliance or remediation programs, and making material lending or investment commitments) (any such condition, commitment or restriction, a “Burdensome Condition”).

(b) Each party will furnish to the other parties copies of proposed applications in draft form and provide a reasonable opportunity for comment prior to the filing of any such application with any Governmental Authority. Each party hereto will promptly furnish to the other parties copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other parties with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

(c) If any FCB Contract will require a consent from a third party as a result of the Merger, and such consent has not been obtained as of the Effective Time, then neither this Agreement nor any other document related to the consummation of the Merger shall constitute a sale, assignment, assumption, transfer conveyance or delivery (or an attempt to do any of the foregoing) of such FCB Contract until such time as such consent is obtained.

5.7 Public Announcements.

The initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent, NBB and FCB. Thereafter, no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Authority, in which case the party required to make the release or announcement shall, subject to applicable law, consult with the other parties about, and allow the other parties reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section  5.7.

5.8 Support and Non-Competition Agreements.

As a material inducement to Parent, NBB and FCB to enter into this Agreement, simultaneously with the execution of this Agreement, each director and executive officer of FCB shall enter into an agreement, substantially in the form of Exhibit 5.8 hereto (collectively, the “Support and Non-Competition Agreements”), pursuant to which they have agreed, among other things, to vote their shares of FCB Common Stock in favor of this Agreement and the Merger.

5.9 Employee Benefit Plans.

(a) After the Effective Time, Parent at its election shall either: (i) provide generally to officers and employees of FCB, who at or after the Effective Time become employees of Parent or the Parent Subsidiaries (“FCB Continuing Employees”), employee benefits under the Parent Benefit Plans (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of Parent and the Parent Subsidiaries; or (ii) maintain for the benefit of the FCB Continuing Employees, the FCB Benefit Plans maintained by FCB immediately prior to the Effective Time; provided that Parent may reasonably request that FCB take action to amend any FCB Benefit Plan prior to the Effective Time to comply with any law or, so long as the benefits provided under those FCB Benefit Plans following such amendment are no less favorable to the FCB Continuing Employees than benefits provided by Parent to its officers and employees under any comparable Parent Benefit Plans, as necessary and appropriate for other business reasons.

(b) For purposes of participation, vesting and benefit accrual (except not for purposes of benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) under the Parent Benefit Plans, service with or credited by FCB shall be treated as service with Parent. To the extent permitted under applicable law, for any plan year during which FCB Continuing Employees transition to the welfare Parent Benefit Plans, Parent shall use its best efforts to cause welfare Parent Benefit Plans maintained by Parent that cover the FCB Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the FCB Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the

FCB Continuing Employees under welfare FCB Benefit Plans to be credited to such FCB Continuing Employees under welfare Parent Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such FCB Continuing Employees under welfare Parent Benefit Plans for such plan year (if any).

(c) Each employee of FCB at the Effective Time whose employment is involuntarily terminated other than for cause by Parent after the Effective Time, but on or before the date that is nine (9) months from the Effective Time, excluding any employee who has a contract providing for severance pay, shall be entitled to receive severance in accordance with Schedule 5.10(c) of FCB’s Disclosure Schedule.

(d) With respect to FCB’s 401(k) plan, FCB shall cause such plan to be terminated effective immediately prior to the Effective Time, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. Each FCB Continuing Employee who was a participant in the FCB 401(k) plan and who continues at the Effective Time in the employment of Parent or any Parent Subsidiary shall be eligible to participate in Parent’s 401(k) plan on or as soon as administratively practicable after the Effective Time, and account balances under the terminated FCB 401(k) plan will be eligible for distribution or rollover, including direct rollover, to Parent’s 401(k) plan for FCB Continuing Employees, subject to the terms of Parent’s 401(k) plan. Parent shall use commercially reasonable efforts to allow any such rollover to include any outstanding loan notes under the FCB 401(k) plan. Any other former employee of FCB who is employed by Parent or the Parent Subsidiaries after the Effective Time shall be eligible to be a participant in the Parent 401(k) plan upon complying with eligibility requirements. All rights to participate in Parent’s 401(k) plan are subject to Parent’s right to amend or terminate the Parent 401(k) plan. For purposes of administering Parent’s 401(k) plan, service with FCB shall be deemed to be service with Parent for participation and vesting purposes, but not for purposes of benefit accrual.

(e) Nothing in this Section 5.9 shall be interpreted as preventing Parent, from and after the Effective Time, from amending, modifying or terminating any Parent Benefit Plans or FCB Benefit Plans or any other contracts, arrangements, commitments or plans of any party in accordance with their terms and applicable law. The provisions of this Agreement, including this Section 5.9, are for the benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third party beneficiary or otherwise, to any person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA.

(f) With respect to the Frontier Community Bank Supplemental Retirement Plan (the “FCB SERP”), prior to Effective Time FCB shall adopt such resolutions and/or amendments to the FCB SERP and take any other necessary action as necessary to amend the FCB SERP as set forth on Section 5.9(f) of FCB’s Disclosure Letter. As soon as practicable following the date of this Agreement, FCB shall provide Parent with (i) certified copies of the resolutions and/or amendments adopted by the FCB Board authorizing the above actions, (ii) executed amendments to the FCB SERP and related documents, and (iii) any required written consent of FCB SERP participants. All documents issued, adopted, or executed in connection with implementation of this Section 5.9(f) shall be subject to Parent’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

5.10 Reservation of Shares; Nasdaq Listing.

(a) Parent shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of Parent Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

(b) Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

5.11 Indemnification; Insurance.

(a) Following the Effective Time, Parent shall indemnify, defend and hold harmless any person who has rights to indemnification from FCB, to the same extent and on the same conditions as such person was entitled to indemnification pursuant to applicable law and FCB’s Organizational Documents, as in effect on the date of this Agreement. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, Parent shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between Parent and the indemnified party.

(b) Parent shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (and fiduciary) insurance maintained by FCB from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed two hundred fifty percent (250%) of the amount of the last annual premium paid by FCB for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, Parent would be required to expend more than two hundred fifty percent (250%) of the amount of the last annual premium paid by FCB, Parent will obtain the maximum amount of that insurance obtainable by payment of two hundred fifty percent (250%) of the amount of the last annual premium paid by FCB.

(c) The provisions of this Section 5.11 are intended to be for the benefit of and shall be enforceable by each indemnified party and his or her heirs and representatives.

5.12 Employment and Other Arrangements.

(a) Parent will, as of and after the Effective Time, assume and honor all employment, severance, change in control, supplemental executive retirement and deferred compensation agreements or arrangements that FCB has with its current and former officers, directors and employees and which are set forth in Section 5.12(a) of FCB’s Disclosure Letter, except to the extent (i) the affected individual has consented to alternative treatment, (ii) any such agreements or arrangements shall be superseded on or after the Effective Time or (iii) any such agreements or arrangements shall have been amended, terminated or superseded without Parent’s consent after the date hereof but prior to the Effective Time.

(b) Forty-five (45) days prior to the Effective Time, FCB shall provide Parent with an updated version of the calculations called for in Section 3.3(m)(xiv) of FCB’s Disclosure Letter. No more than twenty (20) days prior to the Effective Time, FCB shall take all steps necessary to terminate the agreements listed in Section 5.12(b) of FCB’s Disclosure Letter (collectively, the “Affected Agreements”) immediately preceding the Effective Time. Following the Effective Time, Parent shall pay or cause to be paid to each individual who was a party to an Affected Agreement (“Affected Employees”) the applicable amount set forth on Section 5.12(b) of FCB’s Disclosure Letter at the time or times specified therein, net of applicable tax withholdings; provided, however, that each such amount shall be reduced as necessary to ensure that the amount so paid (when aggregated with any other benefits or payments payable upon a change in control to the affected individual) will not constitute an “excess parachute payment” within the meaning of Section 280G of the Code, as determined by Parent’s outside accounting firm or such other accounting firm or third-party mutually acceptable to FCB and Parent. All documents issued, adopted or executed in connection with the implementation of this Section 5.12(b) shall be subject to Parent’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(c) Prior to the Effective Time, FCB shall have obtained a general release from each Affected Employee associated with such individual’s respective employment prior to the Effective Time and confirming that the receipt of the payment to be made to such Affected Employee in accordance with Section 5.12(b) constitutes full satisfaction of all amounts due and owing to such recipient under the Affected Agreement. Such release shall be in a form reasonably acceptable to Parent.

5.13 Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.14 Change of Method.

Parent, NBB and FCB shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the FCB Shareholders Meeting), to change the method or structure of effecting the combination of NBB and FCB (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Merger Consideration, (ii) adversely affect the tax treatment of the Merger as set forth in Section 1.5 of this Agreement or (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.15 Certain Policies.

Prior to the Effective Time, FCB shall, consistent with GAAP and applicable banking laws and regulations, modify or change its respective Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent and NBB; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 6.1(a) and Section 6.1(b).

5.16 Litigation and Claims.

Each party shall promptly notify the other parties in writing of any actions, lawsuits, arbitrations or administrative or judicial proceedings pending or, to the Knowledge of such party, threatened against Parent, FCB or any of the Parent Subsidiaries, respectively, in each case that (i) questions or would reasonably be expected to question the validity of this Agreement, the Merger or the other transactions contemplated hereby or any actions taken or to be taken by Parent, FCB or any Parent Subsidiary with respect to this Agreement, the Merger or the other transactions contemplated hereby or (ii) seeks to enjoin, restrain or prohibit the transactions contemplated hereby. FCB shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

5.17 Significant Credit Loan Committee Meetings.

Following the date hereof until the Effective Time or termination of this Agreement, FCB shall permit representatives of NBB to attend as observers any meeting of the management loan committee of FCB at which any new Loan or renewal of any existing Loan where the total exposure to the borrower if such new Loan or renewal is approved is (i) in the case of unsecured Loans, in excess of $150,000, and (ii) in the case of secured Loans, in excess of $1,000,000.

5.18 Notice of Deadlines.

At least sixty (60) days prior to the Effective Time, FCB shall provide Parent with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which FCB is a party. For purposes of this Section 5.18, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $25,000 per year and/or has a termination fee.

5.19 Consent to Assign and Use Leased Premises; Extensions.

On Section 5.19 of its Disclosure Letter, FCB has provided a list of all leases with respect to real or personal property used by FCB. With respect to the leases disclosed in Section 5.19 of its Disclosure Letter, FCB will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of FCB to Parent or NBB and to permit the use and operation of the leased premises by Parent or NBB. If any such consent has not been obtained as of the Effective Time, then neither this Agreement nor any other document related to the consummation of the Merger shall constitute a sale, assignment, assumption, transfer conveyance or delivery (or an attempt to do any of the foregoing) of such lease until such time as such consent is obtained.

5.20 Financial Ability.

At the Effective Time and through the date of payment of the aggregate amount of the Cash Consideration issuable pursuant to Article 2 hereof, Parent shall have all funds necessary to consummate the Merger and pay the aggregate amount of the Cash Consideration to the holders of FCB Common Stock pursuant to Article 2 hereof and the aggregate amount of cash due with respect to any Dissenting Shares.

ARTICLE 6

Conditions to the Merger

6.1 General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the FCB Shareholder Approval.

(b) Regulatory Approvals. Parent, NBB and FCB shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, all such Regulatory Approvals shall be in effect, and no such Regulatory Approvals shall contain a Burdensome Condition.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) Nasdaq Listing. The shares of the Parent Common Stock to be issued to the holders of FCB Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Capital Market, subject to official notice of issuance.

(e) Legal Proceedings. No party hereto shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii)  a Governmental Authority that enjoins or prohibits the consummation of the Merger.

6.2 Conditions to Obligations of Parent and NBB.

The obligations of Parent and NBB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by Parent and NBB pursuant to the provisions of this Section 6.2 and Section 8.3.

(a) Representations and Warranties. The representations and warranties of FCB set forth in Section 3.3, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of all times up to and including the Closing Date as though made on and as of the Closing Date, and Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of FCB by the Chief Executive Officer and Chief Financial Officer of FCB to such effect.

(b) Performance of Obligations. FCB shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of FCB by the Chief Executive Officer and Chief Financial Officer of FCB to such effect.

(c) Federal Tax Opinion. Parent shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger of FCB with and into NBB will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of Parent, NBB and FCB reasonably satisfactory in form and substance to such counsel.

(d) Dissenting Shares. Not more than ten percent (10%) of the outstanding shares of FCB Common Stock shall constitute Dissenting Shares.

(e) No Material Adverse Effect. No Material Adverse Effect with respect to FCB shall have occurred.

6.3 Conditions to Obligations of FCB.

The obligations of FCB to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by FCB pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of Parent and NBB set forth in Section 3.4, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of all times up to and including the Closing Date, as though made on and as of the Closing Date and FCB shall have received certificates, dated as of the Closing Date, signed on behalf of Parent and NBB by the Chief Executive Officer and Chief Financial Officer of Parent and NBB, respectively, to such effect.

(b) Performance of Obligations. Each of Parent and NBB shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and FCB shall have received certificates, dated as of the Closing Date, signed on behalf of Parent and NBB by the Chief Executive Officer and Chief Financial Officer of Parent and NBB, respectively, to such effect.

(c) Federal Tax Opinion. FCB shall have received a written opinion, dated the Closing Date, from its counsel, Woods Rogers Vandeventer Black, in form and substance reasonably satisfactory to FCB, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger of FCB with and into NBB will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of Parent, NBB and FCB reasonably satisfactory in form and substance to such counsel.

(d) No Material Adverse Effect. No Material Adverse Effect with respect to Parent or NBB shall have occurred.

ARTICLE 7

Termination

7.1 Termination.

This Agreement may be terminated and the Merger abandoned at any time before the Effective Time, whether before or after receipt of the FCB Shareholder Approval, as provided below:

(a) Mutual Consent. By the mutual consent in writing of Parent, NBB and FCB;

(b) Closing Delay. By Parent and NBB or FCB, evidenced by written notice, if the Merger has not been consummated by January 23, 2025 or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has caused the failure of the Merger to occur on or before such date;

(c) Breach of Representation or Warranty.

(i) By Parent and NBB (provided that Parent and NBB are not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of FCB contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to FCB of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide Parent and NBB the ability to refuse to consummate the Merger under Section 6.2(a); or

(ii) By FCB (provided that FCB is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of Parent and NBB contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent and NBB of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide FCB the ability to refuse to consummate the Merger under Section 6.3(a);

(d) Breach of Covenant or Agreement.

(i) By Parent and NBB (provided that Parent and NBB are not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by FCB of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to FCB of such breach;

(ii) By FCB (provided that FCB is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by Parent or NBB of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent and NBB of such breach;

(e) Conditions to Performance Not Met. By either Parent and NBB on the one hand or FCB on the other hand (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger set forth in Section 6.2 or Section 6.3, as applicable, cannot be satisfied or fulfilled by the date specified in Section 7.1(b), as the date after which such party may terminate this Agreement;

(f) FCB Solicitation and Recommendation Matters; FCB Shareholders Meeting Failure. At any time prior to the receipt of the FCB Shareholder Approval, by Parent and NBB if (i) FCB shall have breached Section 5.5, (ii) the FCB Board of Directors shall have failed to make the FCB Board Recommendation, (iii) the FCB Board of Directors shall have effected a Change of Recommendation or (iv) FCB shall have materially breached its obligations under Section 5.3 by failing to call, give notice of, convene and hold the FCB Shareholders Meeting in accordance with (and subject to the exceptions set forth in) Section 5.3;

(g) No FCB Shareholder Approval. By either Parent and NBB on the one hand or FCB on the other hand, if the FCB Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the FCB Shareholders Meeting or any adjournment thereof;

(h) Termination Event. By Parent and NBB upon the occurrence of any of the following events after the date hereof:

(i) (A) FCB, without having received Parent’s prior written consent, shall have entered into an agreement with any person to (1) acquire, merge or consolidate, or enter into any similar transaction, with FCB, or (2) purchase, lease or otherwise acquire all or substantially all of the assets of FCB; or (B) FCB, without having received Parent’s prior written consent, shall have entered into an agreement with any person to purchase or otherwise acquire directly from FCB securities representing ten percent (10%) or more of the voting power of FCB; or

(ii) a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of FCB Common Stock is commenced (other than by Parent or a Parent Subsidiary), and the FCB Board recommends that the shareholders of FCB tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act; or

(i) Other Agreement. At any time prior to the receipt of the FCB Shareholder Approval, by FCB in order to enter into an acquisition agreement or similar agreement with respect to a Superior Proposal which has been received and considered by FCB and the FCB Board of Directors in compliance with Section 5.5 hereof; provided that this Agreement may be terminated by FCB pursuant to this Section 7.1(i) only after taking the following actions: (A) FCB shall notify Parent in writing, at least five (5) business days in advance, that it intends to accept a Superior Proposal; (B) upon Parent’s request, FCB shall discuss with Parent the facts and circumstances giving rise to such decision and negotiate in good faith with Parent to facilitate Parent’s evaluation of whether to improve the terms and conditions of this Agreement as would permit the Board of Directors of FCB not to accept the Superior Proposal; (C) if Parent shall have delivered to FCB a written offer capable of being accepted by FCB to alter the terms of this Agreement during such five (5) business day notice period, the Board of Directors of FCB shall have determined in good faith (after consultation with its outside legal counsel and financial advisor), after considering the terms of such offer by Parent, that such Superior Proposal would continue to constitute a Superior Proposal; and (D) in the event of any material change to the material terms of such Superior Proposal, FCB shall, in each case, provide Parent with an additional notice and, unless FCB provides such additional notice to Parent within three (3) business days of providing Parent with the original notice contemplated by clause (A), the notice period shall recommence, except that the notice period shall be three (3) business days rather than the five (5) business day notice period otherwise contemplated by clause (A).

7.2 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.1, none of Parent, NBB, FCB, any Parent Subsidiary, or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(d), Section 5.7, this Article 7 and Article 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3 Non-Survival of Representations, Warranties and Covenants.

None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Support and Non-Competition Agreements, which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.11 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4 Fees and Expenses.

(a) Except as otherwise provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, except that the costs and expenses of printing and mailing the Proxy Statement shall be borne by FCB.

(b) In recognition of the effort made, the expenses incurred and the other opportunities for acquisition forgone by Parent while structuring the Merger, FCB shall pay Parent the sum of $685,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Parent and NBB pursuant to Section 7.1(f) or Section 7.1(h), or by FCB pursuant to Section 7.1(i), payment shall be made to Parent concurrently with the termination of this Agreement; or

(ii) if this Agreement is terminated (A) by Parent and NBB pursuant to Section 7.1(c)(i), Section 7.1(d)(i) or Section 7.1(e), (B) by either Parent and NBB or FCB pursuant to Section 7.1(b), or (C) by either Parent and NBB or FCB pursuant to Section 7.1(g), and in the case of any termination pursuant to clause (A), (B) or (C) an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the shareholders, senior management or the Board of Directors of FCB (or any person or entity shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of FCB contemplated by this Agreement at the FCB Shareholders Meeting, in the case of clause (C), or prior to the date of termination, in the case of clause (A) or (B), then if within fifteen (15) months after such termination FCB enters into an agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then FCB shall pay to Parent the Termination Fee on the date of execution of such agreement (regardless of whether such transaction is consummated before or after the termination of this Agreement) or the date when such transaction is consummated.

(c) The agreements contained in paragraph (b) of this Section 7.4 shall be deemed an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that no such amount constitutes a penalty or liquidated damages in the event of a breach of this Agreement by FCB. If FCB fails to pay or cause payment to Parent the amount(s) due under paragraph (b) above at the time specified therein, FCB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action in which Parent prevails, including the filing of any lawsuit, taken to collect payment of such amount(s), together with interest on the amount of any such unpaid amount(s) at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amount(s) were required to be paid until the date of actual payment.

(d) Any payment required to be made pursuant to this Section 7.4 shall be made by wire transfer of immediately available funds to an account designated by Parent in the notice of demand for payment delivered pursuant to this Section 7.4. For the avoidance of doubt, in no event shall FCB be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under multiple provisions of this Agreement at the same time or at different times or upon the occurrence of different events.

ARTICLE 8

General Provisions

8.1 Entire Agreement.

This Agreement, including the Disclosure Letters and the exhibits hereto, contains the entire agreement among Parent, NBB and FCB with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2 Binding Effect; No Third Party Rights.

This Agreement shall bind Parent, NBB and FCB and their respective successors and assigns. Other than Sections 5.9, 5.11 and 5.12, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3 Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the FCB Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Governmental Authorities.

8.4 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of federal law are applicable). The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia.

8.5 Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) on the date given if delivered prior to 5:00 p.m. Eastern Time on a business day, personally or by e-mail (with confirmation); (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Parent or NBB:

F. Brad Denardo

President and Chief Executive Officer

National Bankshares, Inc.

101 Hubbard Street

Blacksburg, Virginia 24062

Email: bdenardo@nbbank.com

with a copy to (which shall not constitute notice to Parent or NBB):

Scott H. Richter, Esq.

Benjamin A. McCall, Esq.

Williams Mullen

200 South 10th Street, Suite 1600

Richmond, Virginia 23219

Email: srichter@williamsmullen.com

bmccall@williamsmullen.com

If to FCB:

Alan J. Sweet

President and Chief Executive Officer

Frontier Community Bank

400 Lew Dewitt Boulevard

Waynesboro, Virginia 22980

Email: asweet@frontiercommunitybank.com

with a copy to (which shall not constitute notice to FCB):

Joseph E. Spruill, III, Esq.

Woods Rogers Vandeventer Black

901 East Byrd Street, Suite 1600

Richmond, Virginia 23219

Email: Joseph.Spruill@wrvblaw.com

8.6 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

8.7 Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8 Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

8.9 Interpretation; Global Terms.

Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or entities includes any successor statute or regulation, or agency or entity, as the case may be. Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words “include” or “including” in this Agreement is by way of example rather than by limitation. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable.

8.10 Specific Performance.

Each of Parent, NBB and FCB agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of the Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled in law or in equity.

8.11 Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 4.32(b) and Va. Code § 6.2-904(A)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

8.12 Delivery by Facsimile or Electronic Transmission.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

NATIONAL BANKSHARES, INC.
By:	/s/ F. Brad Denardo
F. Brad Denardo
President and Chief Executive Officer

THE NATIONAL BANK OF BLACKSBURG

By:	/s/ F. Brad Denardo
F. Brad Denardo
President and Chief Executive Officer

FRONTIER COMMUNITY BANK

By:	/s/ Alan J. Sweet
Alan J. Sweet
President and Chief Executive Officer

EXHIBIT 5.8

To the Agreement and

Plan of Merger

FORM OF SUPPORT AND NON-COMPETITION AGREEMENT

THIS SUPPORT AND NON-COMPETITION AGREEMENT (the “Agreement”), dated as of January 23, 2024, is by and among National Bankshares, Inc., a Virginia corporation (“Parent”), Frontier Community Bank, a Virginia banking corporation (“FCB”), and the shareholder of FCB identified on the signature page hereto in such Shareholder’s capacity as a shareholder of FCB (the “Shareholder”). Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Merger Agreement (such term as defined herein).

WHEREAS, the Boards of Directors of Parent, NBB and FCB have approved a business combination of their companies through the merger (the “Merger”) of FCB with and into NBB pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of January 23, 2024, by and among Parent, NBB and FCB (the “Merger Agreement”);

WHEREAS, the Shareholder owns or possesses the sole right to vote, or direct the voting of, and the sole power to dispose of, or to direct the disposition of, the number of shares of FCB Common Stock as set forth on the signature page hereto (the “Covered Shares”); and

WHEREAS, as a material inducement for Parent to enter into the Merger Agreement and consummate the transactions contemplated thereby, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Representations and Warranties of Shareholder.

The Shareholder represents and warrants to Parent as follows:

(a) That he/she is now, and at all times until the Effective Time of the Merger will be, the sole owner, of record or beneficially, or possesses and will possess the sole right to vote or direct the voting of all of the Covered Shares, and possesses or will possess the sole power to dispose of or direct the disposition of all of the Covered Shares.

(b) That he/she has full right, power and authority to enter into, deliver and perform this Agreement, and that this Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, and is enforceable in accordance with its terms.

(c) That none of the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a

A-1

default under, or conflict with, any contract, loan or credit arrangement, lien, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Covered Shares are subject.

(d) That there is no suit, action, investigation or proceeding pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of his/her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of the Shareholder to perform his/her obligations hereunder or to consummate the transactions contemplated hereby.

(e) That any proxies or voting rights previously given in respect of the Covered Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

2. Support of Shareholder; Covenants of Shareholder.

(a) The Shareholder agrees that he/she shall cause the Covered Shares to be present at the FCB Shareholders Meeting and at such meeting shall vote, or cause to be voted (including causing any holder of record of the Covered Shares), in person or by proxy, all of the Covered Shares (i) in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of FCB under the Merger Agreement or of the Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the conditions under the Merger Agreement by Parent, NBB or FCB, until this Agreement terminates as provided in Section 2(f) herein, unless Parent is in material default with respect to a material covenant, representation, warranty or agreement made by it in the Merger Agreement.

(b) The Shareholder agrees that until the termination of this Agreement as provided in Section 2(f) herein, he/she shall not, without the prior written consent of Parent, directly or indirectly tender or permit the tender into any tender or exchange offer, or sell, transfer, pledge, hypothecate, grant a security interest in or otherwise dispose of or encumber any of the Covered Shares, provided that this restriction shall not apply to shares that are hypothecated or as to which a security interest already has been granted as of the date hereof. Notwithstanding the foregoing, in the case of any transfer by operation of law subsequent to the date hereof, this Agreement shall be binding upon and inure to the transferee.

(c) The Shareholder agrees that he/she will not make any statement, written or oral, to the effect that he/she does not support the Merger or that other shareholders of FCB should not support the Merger.

(d) The Shareholder agrees that he/she shall not, and he/she shall not authorize, direct, induce or encourage any other person, including but not limited to any holder of FCB Common Stock, or any officer, employee or director of FCB to, solicit from any third party any inquiries or proposals relating to the disposition of FCB’s business or assets or the acquisition of FCB’s voting securities, or the merger of FCB with any person other than Parent or any subsidiary of Parent, or

A-2

except as provided in Section 5.5 of the Merger Agreement: (i) provide any such person with information or assistance or negotiate or (ii) conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal.

(e) The Shareholder agrees that he/she shall not, without the prior written consent of Parent, directly or indirectly sell, transfer or dispose of (other than by an exercise), any Covered Shares or any options, warrants, rights or other securities convertible into or exchangeable for shares of FCB Common Stock prior to the Effective Time of the Merger.

(f) The obligations and covenants of Shareholder contained in Section 2 of this Agreement shall terminate upon the earlier to occur of: (a) the termination of the Merger Agreement by any of the parties thereto, provided that such termination shall not be in violation of any provision of the Merger Agreement; or (b) the Effective Time of the Merger.

(g) The term “Covered Shares” shall not include any securities beneficially owned by the Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by the Shareholder of his/her fiduciary responsibility in respect of any such securities. For purposes of this Agreement, the term “beneficial ownership” or similar terms shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

3.  Additional Shares, Options and Warrants.

Notwithstanding anything to the contrary contained herein, this Agreement shall apply to all shares of FCB Common Stock which the Shareholder currently has the sole right and power to vote and dispose of, or to direct the voting or disposition of, and all such shares of FCB Common Stock as to which the Shareholder may hereafter acquire the sole right and power to vote and dispose of, or to direct the voting or disposition of, such shares.

4.  Non-Competition and Non-Solicitation.

(a) From and after the Effective Time until the date which is twelve (12) months after the Effective Time (the “Covenant Period”), the Shareholder shall not, directly or indirectly:

(i) serve as a member of the board of directors (including any advisory board) of any financial institution, or the direct or indirect holding company or any subsidiary of such financial institution or holding company, with an office or branch located within a 35-mile radius of any office or branch of Parent, NBB, FCB, or any subsidiary or affiliate thereof, at the date hereof or the Effective Time (the “Covered Area”); or

(ii) serve on the board of any company with an office or branch in the Covered Area that provides any of the products or services provided at the date hereof or the Effective Time by Parent, NBB, FCB, or any subsidiary or affiliate thereof; or

(iii) solicit to employ or engage the services of any of the officers or employees of Parent or NBB (including former employees of FCB) (other than such officers or employees who have been terminated by Parent, NBB or FCB prior to such solicitation or engagement by the Shareholder), or initiate or maintain contact with any officer, director or employee of Parent or NBB (including former employees of FCB) regarding the business, operations, prospects or finances of Parent or NBB, except for conversations with employees of Parent or NBB that are necessary to conduct routine banking business or transactions; or

A-3

(iv) solicit customers of Parent or NBB or any subsidiary or affiliate thereof by or on behalf of any bank or provider of any of the products or services offered by Parent or NBB or any subsidiary or affiliate thereof.

(b) The restrictions set forth in Section 4(a) of this Agreement shall not apply to service as a director, officer, employee or member of an advisory board of Parent or NBB.

(c) In the event of a breach or violation of Section 4(a) of this Agreement by the Shareholder, the running of the Covenant Period shall be tolled during the continuance of such breach or violation, and the Covenant Period shall be extended by the period of time for which such breach or violation was continuing.

Notwithstanding anything to the contrary contained herein, the covenants and agreements contained in this Section 4 shall survive the Effective Time.

5. Governing Law.

This Agreement shall be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles thereof.

6. Assignment; Successors.

This Agreement may not be assigned by the Shareholder without the prior written consent of Parent. The provisions of this Agreement shall be binding upon and, shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

7. Scope of Agreement.

The parties hereto acknowledge and agree that this Agreement shall not confer upon Parent any right or ability to acquire the shares of FCB Common Stock other than in connection with the Merger. The parties hereto acknowledge and agree that this Agreement does not constitute an agreement or understanding of the Shareholder in his/her capacity as a director or officer of FCB.

8. Severability.

Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

A-4

9. Subject Matter; Remedies.

The parties hereto agree that the subject matter of this Agreement is unique and that the damages accruing to the parties hereto as a result of a breach hereof are not readily subject to calculation, and that the failure of any party to perform hereunder will result in irreparable damage to the other parties, and that specific performance of the obligations of the parties hereto is an appropriate and authorized remedy for a breach hereof, in addition to any other remedies, at law or in equity, which the parties may have for such breach.

10. Amendment, Waiver.

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement. No provision of this Agreement may be waived, except by an instrument in writing, executed by the waiving party, expressly indicating an intention to effect a waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11. Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

[Signatures on next page]

A-5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

NATIONAL BANKSHARES, INC.

By:
F. Brad Denardo
President and Chief Executive Officer

SHAREHOLDER

Print Name:

Covered Shares:

Options held by Shareholder:

[Signature Page to Support and Non-Competition Agreement]

SCHEDULE I

List of Deposit Taking Offices

The National Bank of Blacksburg

•	100 South Main Street, Blacksburg, Virginia 24060

•	901 North Main Street, Blacksburg, Virginia 24060

•	900 Hethwood Boulevard, Blacksburg, Virginia 24060

•	3600 South Main Street, Blacksburg, Virginia 24060

•	201 Main Street, Pearisburg, Virginia 24134

•	101 Hubbard Street, Blacksburg, Virginia 24060

•	120 Peppers Ferry Road NE, Christiansburg, Virginia 24073

•	611 Snidow Street, Pembroke, Virginia 24136

•	370 Old Virginia Avenue, Rich Creek, Virginia 24147

•	605 East Stuart Drive, Galax, Virginia 24333

•	2001 East Main Street, Radford, Virginia 24141

•	250 N Washington Avenue, Pulaski, Virginia 24301

•	348 Broad Street, Dublin, Virginia 24084

•	900 Memorial Drive, Pulaski, Virginia 24301

•	46 North Franklin Street, Christiansburg, Virginia 24073

•	144 Main Street, Tazewell, Virginia 24651

•	511 Virginia Avenue, Bluefield, Virginia 24605

•	2070 Leatherwood Lane, Bluefield, Virginia 24605

•	115 Shire Lane, North Tazewell, Virginia 24630

•	196 Market Street, North Tazewell, Virginia 24630

•	102 Wall Street SW, Abingdon, Virginia 24210

•	185 East Main Street, Wytheville, Virginia 24382

•	1905 Front Street, Richlands, Virginia 24641

•	1155 Claypool Hill Mall Road, Cedar Bluff, Virginia 24609

Frontier Community Bank

•	400 Lew Dewitt Boulevard, Waynesboro, Virginia 22980

•	1013 Richmond Avenue, Staunton, Virginia 24401

•	6000 Boonsboro Road, Lynchburg, Virginia 24503

APPENDIX B

DISSENTERS’ RIGHTS PROVISIONS OF THE NATIONAL BANK ACT

Appendix B

Dissenters’ Rights Provisions of the National Bank Act

12 U.S. Code §215a. Mergers of national banks or State banks into national banks

(b) Dissenting shareholders. If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares. The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations; appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law. If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and No such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of  (and stock owned by them in) a bank or association being merged into the receiving association.

B-1

APPENDIX C

OPINION OF PERFORMANCE TRUST CAPITAL PARTNERS, LLC

January 23, 2024

Frontier Community Bank

400 Lew Dewitt Boulevard

Waynesboro, VA 22980

Members of the Board of Directors:

We understand that Frontier Community Bank (“Frontier”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and between Frontier and National Bankshares, Inc. (“NKSH”), (the “Merger”). At a date and time specified in the Agreement (“Effective Time”), by virtue of the Merger and subject to the terms and conditions of the Agreement, Frontier shareholders may elect to receive up to 10% of the aggregate consideration in the form of Cash, in the amount of $14.48 per share. The remainer of the consideration shall be given in the form of NKSH Common Stock, at an exchange ratio of 0.4250 shares in NKSH for each share in Frontier.

You have requested that Performance Trust Capital Partners, LLC (“PTCP”, “we”, “us”, or “our”) render an opinion as of the date hereof (this “Opinion”) to the Board of Directors of Frontier (the “Board”) as to whether the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Frontier Common Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed a draft of the Agreement;

(ii)	reviewed certain publicly-available business and financial information relating to Frontier and NKSH;

(iii)

reviewed certain other business, financial and operating information relating to Frontier and NKSH provided to us by the management of Frontier and the management of NKSH, including financial forecasts for Frontier for the 2023 to 2025 fiscal years ending December 31st;

(iv)	met with, either by phone or in person, certain members of the management of Frontier and NKSH to discuss the business and prospects of Frontier and NKSH and the proposed Merger;

(v)

reviewed certain financial terms of the proposed transaction and compared certain of those terms with the publicly available financial terms of certain transactions that have recently been effected or announced;

(vi)	reviewed certain financial data of Frontier and compared that data with similar data for companies with publicly traded equity securities that PTCP deemed relevant; and

(vii)	considered such other information, financial studies, analyses, investigations, economic data, and market criteria that PTCP deemed relevant.

500 W Madison Suite 450, Chicago, IL 60661 | 312 521 1000 | info@performancetrust.com | www.performancetrust.com

In connection with our review, we have not independently verified any information, including the foregoing information, and we have assumed and relied upon all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, being complete and accurate in all material respects and we do not assume any responsibility with respect to such data, material and other information. With respect to the financial forecasts and projections for Frontier that we have used in our analyses, the management of Frontier have advised us, and we have assumed, that such forecasts and projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Frontier as to the future financial performance of Frontier and we express no opinion with respect to such forecasts, projections, estimates or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement provided to us, without any amendments or modifications thereto or any adjustments to the consideration. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Frontier and NKSH since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed without independent verification, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Frontier, NKSH or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to our analyses or this Opinion. We have relied upon and assumed, with your consent, that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

This Opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to the holders of Frontier Common Stock pursuant to the Agreement in the manner set forth above and this Opinion does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the Merger, class of such persons or shareholders of NKSH, relative to the Merger Consideration or otherwise.

This Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. This Opinion does not address the relative merits of the Merger as compared to alternative strategies that might be available to Frontier, nor does it address the underlying business decision of Frontier or the Board to approve, recommend or proceed with the Merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied on, with your consent, advice of the outside counsel and the independent accountants of Frontier, and on the assumptions of the management of Frontier and NKSH, as to all legal, regulatory, accounting, insurance and tax matters with respect to Frontier, NKSH and the Merger.

500 W Madison Suite 450, Chicago, IL 60661 | 312 521 1000 | info@performancetrust.com | www.performancetrust.com

We have not been requested to make, and have not made, any physical inspection or an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Frontier or NKSH, nor have we been furnished with any such evaluations or appraisals, outside of customary due diligence. In addition, we are not experts in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of Frontier’s or NKSH’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that Frontier’s and NKSH’s allowances for such losses are adequate to cover such losses. We have not evaluated the solvency of Frontier or NKSH or the solvency or fair value of Frontier, NKSH or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We and our affiliates have in the past provided, may currently be providing and may in the future provide investment banking, securities brokerage and other financial services to Frontier, NKSH and certain of their respective affiliates, for which we and our affiliates have received and would expect to receive compensation. We are a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Frontier, NKSH and certain of their affiliates, as well as provide investment banking and other financial services to such companies and entities. PTCP has adopted policies and procedures designed to preserve the independence of its investment advisory analysts whose views may differ from those of the members of the team of investment banking professionals that advised Frontier.

We have acted as financial advisor to Frontier in connection with the Merger and will receive customary investment banking for our services. Frontier has paid PTCP a $10,000 retainer fee, and Frontier will pay PTCP a $30,000 fee upon delivery of the Opinion and a success fee equal to two (2) percent of the Merger Consideration due upon the closing of the Merger less any fees previously paid in connection to the Merger. In addition, Frontier has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.

This Opinion and any other advice or analyses (written or oral) provided by PTCP were provided solely for the use and benefit of the Board (in its capacity as such) in connection with the Board’s consideration of the Merger and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without the express, prior written consent of PTCP. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to PTCP or any of its affiliates be made by any recipient of this Opinion, without the prior, written consent of PTCP, except as required by law. This Opinion should not be construed as creating, and PTCP shall not be deemed to have, any fiduciary duty to the Board, Frontier, any security holder or creditor of Frontier or any other person, regardless of any prior or ongoing advice or relationships. This Opinion does not constitute advice or a recommendation to any security holder of Frontier or any other person or entity with respect to how such security holder or other person or entity should vote or act with respect to any matter relating to the Merger. The issuance of this Opinion was approved by an authorized internal committee of PTCP.

500 W Madison Suite 450, Chicago, IL 60661 | 312 521 1000 | info@performancetrust.com | www.performancetrust.com

In connection with the Merger, the undersigned, acting as an independent financial advisor to Frontier, hereby consents to the inclusion of our opinion letter to the Board of Directors of Frontier as an annex to, and the references to our firm and such opinion in, the Proxy Statement / Prospectus relating to the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the SEC thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Proxy Statement / Prospectus within the meaning of the term “experts” as used in the Act or the Regulations.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Frontier Common Stock.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

500 W Madison Suite 450, Chicago, IL 60661 | 312 521 1000 | info@performancetrust.com | www.performancetrust.com